10|31

03037046

## 82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Beru A.G.

*CURRENT ADDRESS Mörikestrasse 155

D-71636 Ludwigsburg

Germany

**FORMER NAME

**NEW ADDRESS

PROCESSED

NOV 06 2003

THOMSON FINANCIAL

FILE NO. 82- 34750

FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

| | | | | | |
|---|---|---|---|---|---|
| 12G3-2B | (INITIAL FILING) | ☐ | AR/S | (ANNUAL REPORT) | ☐ |
| 12G32BR | (REINSTATEMENT) | ☐ | SUPPL | (OTHER) | ☑ |
| DEF 14A | (PROXY) | ☐ | | | |

OICF/BY: [signature]

DAT : 10/31/03

BERU

# Invitation
# Annual General Meeting 2002



Security Identification Number 507210

We hereby invite our
shareholders to the

## Annual General Meeting

which will be held on
Wednesday,
18 September 2002,
at 10.30

in the Forum am Schlosspark,
Stuttgarter Strasse 33–35,
71638 Ludwigsburg/Germany

# Agenda

1. **Presentation of the Approved Annual and Group Financial Statements as of 31 March 2002, the combined Management and Group Management Reports as well as the Supervisory Board's Report on the 2001/02 financial year.**

2. **Adoption of the Resolution on the Appropriation of the Balance Sheet Profit**

   The Management Board and the Supervisory Board propose distributing BERU AG's balance sheet profit for the 2001/02 financial year totalling EUR 21,268,234.28 as follows: transferring an amount of EUR 10,000,000.00 to Other Earnings Reserves. Payment of a dividend of EUR 1.10 per non-par value share. Carrying forward the remaining amount of EUR 268,234.28.

3. **Discharge of the Management Board for the 2001/02 financial year**

   The Management Board and the Supervisory Board propose discharging the members of the Management Board.

4. **Discharge of the Supervisory Board for the 2001/02 financial year**

   The Management Board and the Supervisory Board propose discharging the members of the Supervisory Board.

5. **Authorisation for the Acquisition of Own Shares**

   The Act regarding Control and Transparency in Enterprises allows a stock corporation to acquire own shares based on the authorisation of the General Meeting. Such authorisation as provided in Section 71, paragraph 1, sentence 1, no. 8 German Stock Corporation Act shall be made use of.

The Management Board and the Supervisory Board propose:

a) The company is authorised to acquire own shares, totalling up to 10 % of the current registered share capital. This may be performed in one or more steps, in pursuit of one or more objectives, also by controlled companies or those in which BERU holds a majority stake, and may be performed on its or their behalf by third parties. At no point may the acquired shares along with any other own shares which the company holds or those which are attributable to the company according to Sections 71 a ff. German Stock Corporation Act exceed 10 % of the registered share capital. The authorisation does not cover trading in own shares. The authorisation expires on 18 March 2004.

b) The acquisition must observe equal-treatment requirements (Section 53 a German Stock Corporation Act) and the Management Board can choose to purchase on the stock exchange (aa) or by issuing a public purchase offer to all shareholders (bb).

   aa) If the shares are purchased from a stock exchange, the price may not be more than 10 % above or below the price (excluding charges) determined in Xetra trading at the Frankfurt stock exchange or any similar successor system.

   bb) If the shares are purchased via a public purchase offer, the price offered or the thresholds for the purchase price range per share may not be more than 15 % above or 10 % below the average price of the shares of the same class determined in Xetra trading at the Frankfurt stock exchange on the third to fifth day before the offer is made public. The volume may be limited. If this offer is oversubscribed, acceptance will be in proportion to the shares offered. Preferential acceptance of small share packets (up to 50 shares per shareholder) is possible. In the case of a public purchase offer, securities trading and tendering legislation must be observed if applicable.

c) The Management Board is authorised to use own shares resulting from the proposed acquisition authorisation for all permissible purposes, especially the following:
   aa) They may be disposed of on the stock market.
   bb) They may be sold to all shareholders by virtue of offer.
   cc) Some or all may be redeemed without requiring a resolution of the General Meeting.

d) The proposed authorisation in lit. c) may be used one or more times, fully or partially or alone or together with others.

**6. Amendments to the Articles of Association**

The Management Board and the Supervisory Board propose:

a) Pursuant to an amendment to the German Stock Corporation Act as to announcements, in Section 3, paragraph 1 of the Articles of Association the word "electronic" shall be added in front of the word "Federal Gazette of the Federal Republic of Germany". Section 3, paragraph 1 of the articles of association shall thus read:
   "Company announcements shall be made in the electronic Federal Gazette of the Federal Republic of Germany". The Management Board is required to file this amendment to Section 3 with the Commercial Register immediately after 1 January 2003, the day on which the amendments to the German Stock Corporation Act come into force which provide that company announcements be made in the electronic Federal Gazette of the Federal Republic of Germany.

b) The Act concerning Registered Shares and the Simplification of the Exercise of Voting Rights contains some amendments to the German Stock Corporation Act which allow more flexible rules regarding a company's articles of association. In particular, the Act now allows articles of association to provide for more simplified voting proxies compared to the previous written form. The legislature has thus reacted to the increasing use and opportunities presented by electronic signatures. The BERU AG articles of association shall contain a flexible and technically advanced provision which allows a more simplified exercise of voting rights.

A new paragraph 4 shall be added to Section 11 of the articles of association:
"(4) Voting rights can be exercised by an authorised representative. A proxy can be issued by letter, fax, electronically or in any other way determined by the company. Details regarding the issuance of the proxy will be announced together with the invitation to the General Meeting in the company's designated journals."

c) To allow amendments to the German Stock Corporation Act to be made use of at the next General Meeting, Section 12, paragraph 1 of the company's articles of association shall be correspondingly amended now. The following sentence 3 shall be added to Section 12, paragraph 1 of the articles of association: "He can allow video and audio transmissions of the General Meeting in a way to be determined by him". The Management Board is required to file this amendment to the articles of association with the Commercial Register immedately after 1 January 2003, the day on which the amendments to the German Stock Corporation Act come into force which provide that articles of association of a company can determine that audio and video transmissions of the General Meeting may be made.

**7. Appointment of Auditor for the 2002/03 financial year**

The Supervisory Board proposes appointing the Bayerische Treuhandgesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft Steuerberatungsgesellschaft, Munich/Germany as auditor for the 2002/03 financial year.

## Attendance and Voting Rights

Those shareholders are entitled to attend the General Meeting and to exercise voting rights who, pursuant to Section 11, Paragraph 3 of the articles of association, deposit their shares with the company (BERU Aktiengesellschaft, Moerikestr. 155, 71636 Ludwigsburg/Germany), at a German Public Notary, at a financial institution offering collective security deposits or at one of the following banks, including their branches, by Friday, 13 September 2002, and leave them so deposited until the end of the General Meeting:

Deutsche Bank AG
Baden-Württembergische Bank AG

The desposit shall also be deemed as having occurred if, in agreement with a depository, the shares are held blocked by a bank. In the case of a deposit at a German Public Notary or at a financial institution offering collective security deposits, the certificate of deposit must be submitted to a depository no later than Monday, 16 September 2002. Please note that shareholders may designate a proxy or a shareholders' association to vote on their behalf at the General Meeting.

Ludwigsburg, August 2002

**BERU Aktiengesellschaft**
**The Management Board**

**Route map**

Take the A 81 (E 70), exit Ludwigsburg Süd, direction Stadtmitte/Bahnhof (City Center/Station) Forum am Schlosspark, Stuttgarter Straße 33–35, 71638 Ludwigsburg


Frankfurt
Würzburg
Mannheim
Heidelberg
Nürnberg
Heilbronn
Karlsruhe
Ludwigsburg Süd
A 81
Stuttgart
Basel
Singen
München


from Heilbronn
Schloss
Musik-halle
FORUM
Mörikestraße
BERU
Friedens-kirche
Hotel Nestor
Lotter
Waldäcker
Martin-Luther-Straße
Bahnhof
Schwieberdinger Straße
Siegesstraße
Stuttgarter Straße
B 27
from Stuttgart
Junction Ludwigsburg Süd
A 81
from Stuttgart

BERU Aktiengesellschaft
Postfach 229
71636 Ludwigsburg
Germany

Mörikestraße 155
71636 Ludwigsburg
Germany

Phone: ++49-71 41-132 246
Fax: ++49-71 41-132 586
www.beru.com



# Interim Report | on the first half-year 2001/02



Continuing growth in diesel cold-start technology: + 6.5 % +++ Acquisition-driven ignition technology up: + 8.2 % +++ Electronics and Sensor technology +++ Sales of tire pressure monitoring systems: + 56 % +++ Half-year net income with one-off income items: + 48 % +++ BERU share price exceeds 50 Euro for the first time



BERU









# Diesels Continue to Gain Ground

**Automobile industry remains weak**

Against a background of worsening economic indicators from around the world, the German automotive market weakened slightly. New car registrations in the first nine months of 2001 at 2.6 million were 2 % down on last year. This decline was borne by imports which were 8 % down in the first three quarters while German makes increased by almost 1 %. The success of the current models made by German manufacturers and the weak Euro generated a strong 9 % increase in exports. The Association of German Automobile Manufacturers (VDA) forecasts record exports in 2001. However, the VDA assumes that a slight decline in exports in 2002 will be unavoidable.

**Diesel share in passenger car new registrations in the first half-year 2001**


in %
80
60
40
20
0
27.8
33.3
33.4
34.4
47.8
53.8
60.9
64.4
Germany
Italy
France
Austria
1st half-year 2000
1st half-year 2001

**Diesel market bucks the trend**

With a global share of about 40 % in glow plugs, BERU is the market leader in diesel cold-start systems. The company generates almost half of its sales with diesel cold-start technologies. The continuing trend towards diesel-powered cars in Europe offers a stable basis for sales growth in the future. In recent years, about 10 % more diesel-powered cars were sold than their gasoline counterparts. Apart from about 30 % lower consumption, owners in Europe benefit from approximately 20 % lower fuel prices.



In Europe, more than one third of cars sold were diesels. In the first half-year 2001, the share of diesel car sales was almost 35 %. This represents growth of 8 %. In the top-ten list of new diesel registrations, Austria leads with 64.4 % followed by Belgium with 32.3 %. The highest growth in diesel registrations was recorded by Switzerland where the share of diesel-powered cars shot up over 50 %.

In England, car tax was linked to emissions. This is advantageous to direct-injection diesels which produce less emissions than gasoline engines. For the first time, diesels experienced an upturn in England. 22.2 % more Britains bought a diesel car than in the previous year.





In the meantime, more than one third of new car registrations in Germany are diesel-powered. In the first six months of 2001, diesel registrations increased from 27.8 % to 33.3 %. Compared to its neighbour Austria, Europe's largest vehicle market thus still has a lot of catching-up to do.

In 2005, exhaust gas regulations will be tightened-up around the world. At the beginning of this year, the US government agreed a drastic reduction in diesel fuel sulphur content from 2005 on. This and

the introduction of direct-injection diesel technology could reduce American consumers' skepticism towards diesel power and act as a "door-opener" for the American market.



### US light-vehicle market slumps

As a result of the overall market weakness in the USA, sales of "light vehicles" – cars and light trucks – fell by 5.7 % in the first nine months of 2001. Particularly effected was the passenger car market which suffered a decline of almost 8 %. "Light trucks" did somewhat better and with a moderate decrease of 3.6 %, outperformed the overall market. The "Light Trucks" segment is of significant importance to BERU because these vehicles are increasingly being fitted with diesel engines. At present, BERU generates about 11 % of its group sales in the USA.



## Double-Digit Increases in Sales and Profitability

**Group sales increase by 12 %**

As the company is profiting from the increasing number of diesel car registrations in Europe and business with new electronic components for vehicles is expanding the company successfully continued to grow.

In spite of a weak European market in which new car registrations fell by 0.4 %, first half-year 2001 sales (April 1 to September 31, 2001) increased by 11.9 % to 139.8 million Euros. In the previous year sales came in at 124.9 million Euros.

First half-year 2001 sales were again up, assisted by the acquisition policy of the company. The Korean company Hyunil in Chungju-City, that had been taken-over in January 2001, accounted for sales of 9 million Euros.





### Sales development

in Million Euros


150
145
140
135
130
125
120
115
110
105
100
139.8
+11.9 %
124.9
1st half-year 2000/01
1st half-year 2001/02



The value of orders in hand increased to 140.3 (131.1) million Euros. The value of order intake increased by 5.3 % to 146.3 (138.9) million Euros.

**Diesel cold-start technology continues to generate growth**

With an 8.4 % increase in new car registrations during the first half-year in Europe, the most important diesel market in the world, diesel cars clearly outperformed the overall automobile market. A number of OEMs continued to experience production bottlenecks. Noticeable slack sales was recorded in the USA and Asia. Sales of diesel cold-start technology products increased by 6.5 % from 63.3 million Euros to 67.4 million Euros. However, their share of Group sales fell from 50.7 % to 48.2 % as a result of the strong growth in electronics and sensor technology.







BERU expanded sales with the OEM market. Production of the electronically-controlled ISS Instant Start System for the entire range of BMW diesel engines has started. Other manufacturers have also shown considerable interest in this BERU system. Business with price-sensitive water glow plugs continues to decline. These are currently used to heat the cooling water circuit in cars but will be replaced by BERU's ceramic PTC (Positive Temperature Coefficient) heaters from mid-2002 on. In the USA and Europe, a collapse in commercial vehicle registrations hindered further growth in flame-start systems for large diesel engines and this was negatively reflected in diesel cold-start technology business figures. In the aftermarket business, the company has profitted from its high OEM share and the high growth in new diesel registrations in recent years by recording further growth.

## Sales by business area first half-year 2001/2002


16.1 %
35.7 %
48.2 %
Diesel cold-start technology
Ignition technology
Electronics and sensor technology





**Acquisition-driven sales of ignition technology up**
Sales of ignition technology increased by 8.2 % from 46.1 million Euros last year to 49.9 million Euros. A significant contribution to this was made by the consolidation of the ignition technology company, Hyunil Electronics Co., Ltd. in Korea in which BERU acquired the majority stake on January 1, 2001. Demand for the novel cigar-shaped ignition coils continues to increase.

**Satisfactory developments in the new Electronics and Sensor technology business area**
In the business area of Electronics and Sensor technology, BERU expanded sales by 45.2 % from 15.5 million Euros to 22.5 million Euros. 16.1 % of Group sales are thus generated by this field from which the company expects the highest growth rates in the future. Electronic tire pressure monitoring systems accounted for sales of 4.2 (2.7) million Euros, an increase of 55.6 %. The number of European automobile manufacturers which offer this as standard equipment has hardly increased. However, BERU

expects a significant increase in demand for this safety-relevant product as a result of new US legislation.

**Tire Pressure Monitoring as the second pillar of growth**

Legislation in the USA requiring all new cars and light trucks to be fitted with tire pressure monitoring systems from November 2003 holds great potential. BERU cooperates closely with Lear, Inc. in Southfield/USA and offers a cost-saving integrated solution for the North American market which combines remote keyless entry with electronic tire pressure monitoring.



In North America Lear has a 35 % market share in remote keyless entry systems. It is expected that the American National Highway Traffic Safety Administration (NHTSA) will publish system specifications by the end of the year. In initial testing, the BERU system was ranked "top of the line". Only sensor-based, direct-measuring systems fulfilled testing requirements. US automobile manufacturers are expected to place orders for 2004 build-year models in the next few months.



**Good profitability in spite of expansion**

The expansion of electronic and sensor business activities continued to be characterized by high advance payments for capex and general cost factors. The expenses are single-digit million sums which have yet to be covered by revenues of sold goods.

Major advance development work for the coming years is being performed. In the area of tire pressure monitoring, BERU is concentrating on research and development as well as the application on new platforms to prepare for high growth opportunities. EBIT increased by 21.9 % from 21.0 million Euros to 25.6 million Euros. The company's operating margin

(earnings before interest and taxes) was 18.3 % following 16.8 % last year. Adjusted for one-off income from the sale of securities in the US companies, Stoneridge, Inc. in Novi and Impco Technologies, Inc. in Cerritos totalling 3.1 million Euros, EBIT came in at 22.5 million Euros, EBIT margin was at 16.1 %.

**Hyunil consolidation and electronics expansion increase material costs**

The increase in Group output due to demand and the consolidation of Hyunil caused the number of employees to increase by 4.1 % to 2,073 (1,991). Personnel expenses increased to 42.4 (38.7) million Euros. The company also recorded a satisfactory decline in the share of personnel expenses to 30.3 (31.0) %.

## EBIT and Profit before taxes

in Million Euros


30
25
20
15
10
21.0
25.6*
23.2
27.4*
EBIT 1st half-year 2000/01
EBIT 1st half-year 2001/02
Profit before taxes 1st half-year 2000/01
Profit before taxes 1st half-year 2001/02

** including 3.1 million Euros one-off income*







On the other hand, material costs increased by 38.6 % from 41.2 million Euros last year to 57.1 million Euros. As expected, the share of material costs at 40.8 % was up on last year (33.0). The higher cost of purchasing electronic components as well as the consolidation of the Korean company Hyunil with a materials cost share of almost 80 %, caused this disproportional increase.

Further reasons were the stocking-up of diesel engine glow plugs ahead of higher expected sales during the winter months and the disproportional, 15.1 % increase in Group output. For the full-year however, the Management Board expects a significant drop in the share of material costs towards 35 %.

By exercising effective cost control, other operating expenses, which include the cost of marketing and sales as well as operation and administration, increased under-proportionally only by 3.8 % to sales and totalled 22.0 (21.2) million Euros.



**High investments in "Formula BERU"**

The levels of investment made by BERU in the expansion of its future activities in the area of vehicle electronics remained high at 7.2 million Euros but were nevertheless significantly down on the previous year's total of 15.4 million Euros. As a result of the lower investment ratio and the German tax reform, the company reduced its depreciation on fixed tangible and intangible assets to 9.3 (9.9) million Euros. For the year as a whole, BERU expects investments in the range of 20 million Euros will be required for the implementation of the company strategy "Formula BERU = Diesel + Electronics", the largest part of which will be used for the expansion of electronics activities at the Bretten site in Germany and in Budapest/Hungary.



**Net income up 48 %**

Lower interest rates weighed on the financial result and investment earnings which fell from 2.2 million Euros to 1.8 million Euros. The pre-tax result was up 18.1 % from 23.2 million Euros last year to 27.4 million Euros. As a result of the increasingly international structure of the Group and the effects of German tax reform, the tax rate fell from 44.8 % to 30.7 %. This significant decline was primarily due

to a tax-free one-off capital gain from the sale of securities in the US companies, Stoneridge Inc. and Impco Technologies Inc. For the full year, BERU forecasts a tax rate of 40 to 41 % before one-off effects following 42.6 % in the last fiscal year.

After tax, company earnings were up 48.4 %. Net income increased from 12.8 million Euros to 19.0 million Euros. BERU's DVFA/SG result which is adjusted for one-off and extraordinary items, rose from 12.3 million Euros to 14.7 million Euros. Adjusted earnings per share were up 19.5 % and totalled 1.47 (1.23) Euros.



**Net income**

in Million Euros


30
25
20
15
10
5
0
19.0*
12.8
1st half-year 2000/01
1st half-year 2001/02

** including 3.1 million Euros one-off income*





**Significant funds are available for acquisitions**
The Group's CEO and Chairman, Ulrich Ruetz, plans to increase full-year sales by five to six percent by internal growth. In spite of the expected slackening of global car production, particularly in the USA, experts continue to forecast growth in the diesel



sector. Ruetz explains, "Increasing sales of tire pressure monitoring systems and the planned mid-2002 introduction of PTC heating systems for direct-injection diesel and gasoline engines will increasingly contribute to the profitable growth of the Group. Our acquisition policy will profit from lower company valuations in the auto sector and a number of players are under pressure to sell. At present we are examining a number of interesting potential acquisitions on the European market. However, the product perspectives and the price must be right. External growth should also increase the Group's profitability and return on capital."



## BERU Now Listed in the MDAX

**Record numbers attend the fourth Annual General Meeting**

This year's Annual General Meeting was held in the Forum am Schlosspark in Ludwigsburg on September 19, 2001. With about 700 shareholders and guests, about 78.1 (67.6) % of BERU's nominal capital was represented. Also as a result of the election of a new Supervisory Board, the share of capital represented was one of the highest among German stock corporation AGM's. The good participation of institutional investors was particularly pleasing. The meeting passed a proposal to increase the dividend by 30 % to 0.92 Euros per share plus a corporation tax credit of 0.39 Euros per share. The Annual General Meeting voted to accept the proposal for the utilization of retained earnings, approved the Executive and Supervisory Boards and again appointed the Bayerische Treuhandgesellschaft AG as auditors for the 2001/02 business year.





**12 month market comparison (MA 20)**


Price
in Euro
150
140
130
120
110
100
90
80
70
60
50
03.11.2000
17.11.2000
01.12.2000
15.12.2000
29.12.2000
12.1.2001
26.1.2001
09.2.2001
23.2.2001
09.3.2001
23.3.2001
06.4.2001
27.4.2001
11.5.2001
25.5.2001
08.6.2001
29.6.2001
13.7.2001
27.7.2001
10.8.2001
24.8.2001
07.9.2001
BERU AG
DAX
MDAX
SDAX
Euro STOXX
STOXX50
Euro STOXX50

Anton Schneider was elected to the Supervisory Board as the representative of the Carlyle Group. Prof. Erich Killinger resigned from the Supervisory Board. The Munich-based Carlyle Group announced that it has increased its stake from 26 % to over 32 %.

**BERU share outperforms the market**

Since the beginning of 2000, the DAX has fallen in line with other international markets. In the first nine months of this year alone, the fall of this leading German index bottomed at almost 40 %. Following the terrorist attacks of September 11, 2001, all international stock exchanges have suffered. For a short while, the DAX fell to 3,787 points.

## Price-volume-development of the BERU share


Price in Euro
Volume in units
60
56
52
48
44
40
36
32
28
24
20
16
12
280,000
260,000
240,000
220,000
200,000
180,000
160,000
140,000
120,000
100,000
80,000
60,000
40,000
20,000
0
Trading volume
Closing price BERU share, Frankfurt
38 days moving average





The latest recovery in share prices, which have moved the DAX towards 5,000 points since the beginning of November, is still characterized by uncertainty. BERU stock displayed relative strength during this phase. In the last 12 months, the BERU share price has been over 50 % up on the DAX and EURO STOXX.

For a short while, BERU shares were also influenced by the turbulence following the events of September 11.

The price including a gross dividend credit of Euro 1.31 fell to the year's low of 35.50 Euros on September 21. Many investors chose this point to buy and by the end of September the BERU share quickly recovered to 46.40 Euros, higher than the moving average for the 200 previous trading days.

## BERU now listed in the MDAX

Since September 24, 2001, the former SMAX shares are now listed in the MDAX. In addition, the stocks also appear in the DAX 100 "Automobile and Transportation" industry index. BERU complied with the 110-110 rule which requires index participants to be among the 110 largest German companies in terms of market capitalization and trading volume. BERU is ranked 85th in market capitalization and 97th in trading volume. For BERU, the inclusion in the MDAX is the result of positive Group development and successful Investor Relations activities. The company is convinced that analysts and investors will pay increasing attention to one of Germany's top one-hundred stock corporations. BERU shares will benefit from broad analyst coverage and the good international recognition of the MDAX. A medium-term objective of the Management Board is inclusion in the MSCI index which is highly regarded by international investors.







# Consolidated Profit and Loss Account

BERU Aktiengesellschaft
First half-year 2001/2002
(April 1–September 30, 2001)

| | 2001/02 (mn EUR) | 2000/01 (mn EUR) | changes in % |
|---|---|---|---|
| Sales | 139.8 | 124.9 | 11.9 |
| Change in inventory of finished products and other work-in-process | 9.1 | 4.3 | 111.6 |
| Other own work capitalized | 0.1 | 0.3 | -66.7 |
| Other operating income* | 7.4 | 2.5 | 196.0 |
| | **156.4** | **132.0** | **18.5** |
| Material costs | -57.1 | -41.2 | 38.6 |
| Personnel expenses | -42.4 | -38.7 | 9.6 |
| Depreciation | -9.3 | -9.9 | -6.1 |
| Other operating expenses | -22.0 | -21.2 | 3.8 |
| **Profit before investment and financial result and taxes*** | **25.6** | **21.0** | **21.9** |
| Investment earnings and financial result | 1.8 | 2.2 | -18.2 |
| **Income from ordinary activities*** | **27.4** | **23.2** | **18.1** |
| **Profit before taxes*** | **27.4** | **23.2** | **18.1** |
| Taxes on income and earnings | -8.4 | -10.4 | -19.2 |
| **Net income*** | **19.0** | **12.8** | **48.4** |
| Preliminary DFVA/SG earnings | 14.7 | 12.3 | 19.5 |
| Earnings per share (in Euro) | 1.47 | 1.23 | |
| * incl. one-off tax-free income from sale of shares | 3.1 | | |

# Sales by Segments (Distribution Channels)

BERU Aktiengesellschaft
First half-year 2001/2002
(April 1–September 30, 2001)

| | 2001/02 (mn EUR) | 2000/01 (mn EUR) |
|---|---|---|
| OEM | 92.8 | 83.4 |
| After-market | 39.5 | 34.7 |
| General industry | 7.5 | 6.8 |
| | 139.8 | 124.9 |

# Consolidated Balance Sheet

BERU Aktiengesellschaft
First half-year 2001/2002
(April 1–September 30, 2001)

| Assets | 30/09/01 (mn EUR) | 31/03/01 (mn EUR) |
|---|---|---|
| **Fixed assets** | | |
| Intangible assets | 13.8 | 15.2 |
| Property, plant and equipment | 70.3 | 72.4 |
| Financial assets | 16.7 | 16.6 |
| | 100.8 | 104.2 |
| **Current assets** | | |
| Inventories | 52.5 | 36.3 |
| Accounts receivable and other assets | | |
| Trading accounts receivable | 46.3 | 53.6 |
| Accounts receivable from affiliated companies | 3.8 | 2.9 |
| Other assets | 5.8 | 5.0 |
| | 55.9 | 61.5 |
| Marketable securities | 13.3 | 17.6 |
| Liquid assets | 63.3 | 57.0 |
| | 185.0 | 172.4 |
| **Deferred charges and prepaid expenses** | 1.2 | 1.1 |
| | 287.0 | 277.7 |

| Equity and liabilities | 30/09/01 (mn EUR) | 31/03/01 (mn EUR) |
|---|---|---|
| **Shareholders' equitiy** | | |
| Subscribed capital | 26.0 | 26.0 |
| Capital surplus | 73.2 | 73.2 |
| Earnings reserves | 71.7 | 66.9 |
| Retained earnings | 19.3 | 14.4 |
| Other shareholders' equity | 2.0 | 2.0 |
| | 192.2 | 182.5 |
| **Special items from investment subsidies** | 2.0 | 2.2 |
| **Provisions** | | |
| Provisions for pensions and similar obligations | 10.9 | 10.9 |
| Other provisions | 35.7 | 42.6 |
| | 46.6 | 53.5 |
| **Liabilities** | | |
| Liabilities due to banks | 18.6 | 15.3 |
| Trade accounts payable | 15.9 | 16.1 |
| Notes | 1.6 | 1.0 |
| Accounts due to affiliated companies | 0.2 | 0.9 |
| Other liabilities | 9.8 | 6.1 |
| | 46.1 | 39.4 |
| **Deferred expenses and accruals** | 0.1 | 0.1 |
| | 287.0 | 277.7 |

# Cash Flow Statement of the Group

BERU Aktiengesellschaft
First half year 2001/2002
(April 1–September 30, 2001)

| | 2001/02 (mn EUR) | 2000/01 (mn EUR) |
|---|---|---|
| Net income (including shares in results by minority shareholders) | 19.0 | 12.8 |
| Depreciation on intangible fixed assets and tangible assets | 9.3 | 9.9 |
| Decrease in accruals | -6.9 | -7.3 |
| Other expenses/income not affecting cash flow | -0.4 | -0.1 |
| Profit arising from the disposal of intangible fixed assets and tangible assets | -2.5 | - |
| Increase in inventories, trade receivables as well as other assets not allocated to investment or financing activities | -10.7 | -11.1 |
| Increase in liabilities arising from trade receivables as well as other liabilities not allocated to investment financing activities | 3.4 | 8.2 |
| **Cash flow from current operating activities** | **11.2** | **12.4** |
| Deposits arising from the disposal of fixed assets | 0.1 | - |
| Payments for investments in fixed assets | -5.7 | -15.0 |
| Payments for investments in intangible assets | -0.1 | -0.4 |
| Deposits arising from the disposal of financial assets | 3.8 | - |
| Payments for investments in financial assets | -1.4 | - |
| **Cash flow from investment activities** | **-3.3** | **-15.4** |
| Payments for dividends | -9.2 | -9.7 |
| Deposits arising from taking-up finance credit | 3.9 | 10.8 |
| Payments arising from finance credit amortization payments | -0.6 | -0.5 |
| **Cash flow arising from financing activities** | **-5.9** | **0.6** |
| **Changes in funds affecting cash flow** | **2.0** | **-2.4** |
| Total funds at the beginning of the period | 74.6 | 78.5 |
| **Total funds at the end of the period** | **76.6** | **76.1** |

# Group Cash Flow

BERU Aktiengesellschaft
First half year 2001/2002
(April 1–September 30, 2001)

| | 2001/02 (mn EUR) | 2000/01 (mn EUR) |
|---|---|---|
| Net income | 19.0 | 12.8 |
| Depreciation | 9.3 | 9.9 |
| Change in long-term accruals | – | – |
| | 28.3 | 22.7 |

# Financial calendar 2001/2002

| | |
|---|---|
| Report on the 3rd quarter 2001/02 | February 14, 2002 |
| Preliminary report on the 2001/02 fiscal year | May 16, 2002 |
| Bilance sheet press conference on the 2001/02 fiscal year | June 26, 2002 |
| Analysts Conference | June 27, 2002 |
| Report on the 1st quarter 2002/03 | August 13, 2002 |
| Annual General Meeting 2002 | September 18, 2002 |
| Interim report on the 1st half-year 2002/03 | November 14, 2002 |



**BERU** Aktiengesellschaft
Postfach 229
D-71602 Ludwigsburg
Germany

Mörikestraße 155
D-71636 Ludwigsburg
Germany

Phone: ++49/71 41/1 32-2 46
Fax: ++49/71 41/1 32-5 86
www.beru.com



BERU

BERU

# Invitation
# Annual General Meeting 2003


BERU GERMANY 4

Securities Identification Number 507210
ISIN DE0005072102

We hereby invite our shareholders to the

Annual General Meeting

which will be held on
Tuesday,
16 September 2003
at 10.30

in the Forum am Schlosspark,
Stuttgarter Straße 33–35,
71638 Ludwigsburg, Germany

# Agenda

**1. Presentation of the formally Approved Annual and Approved Group Financial Statements as of 31 March 2003, the combined Management and Group Management Reports as well as the Supervisory Board's Report on the 2002/03 financial year.**

These documents are available for inspection at the company's registered offices in Mörikestraße 155 in 71636 Ludwigsburg, and on the Internet at www.beru.com/english/investor/berichte.php. On request, they will also be mailed to shareholders.

**2. Adoption of the Resolution on the Appropriation of the Balance Sheet Profit**

The Management Board and the Supervisory Board propose distributing BERU Aktiengesellschaft's balance sheet profit for the 2002/03 financial year totalling EUR 20,963,654.58 as follows:

Transfer of a partial amount of EUR 9,500,000.00 to other earnings reserves.

Payment of a dividend of EUR 1.10 per non-par value share on the dividend-bearing capital stock and

on the partial amount applied to own shares in the possession of the company on the day of the Annual General Meeting as well as the residual amount to be carried forward to the new account.

**3. Adoption of the Resolution on the Discharge of the Management Board for the 2002/03 financial year**

The Management Board and the Supervisory Board propose discharging the members of the Management Board.

**4. Adoption of the Resolution on the Discharge of the Supervisory Board for the 2002/03 financial year**

The Management Board and the Supervisory Board propose discharging the members of the Supervisory Board.

**5. Adoption of the Resolution on the Authorisation for the Acquisition of Own Shares**

As the authorisation granted at the last general meeting for the repurchase of own shares will expire in the course of the financial year, the Management Board shall again be authorised to acquire own shares of the company.

The Management Board and the Supervisory Board propose to resolve as follows:

a) The company is authorised to acquire own shares, totalling up to 10% of the current registered share capital. The authorisation may be exercised by the company for the entire amount at once or in part amounts, on one or several occasions, in pursuance of one or several purposes, but also by controlled or majority-owned companies, or for its or their account by third parties. At no time may the acquired shares together with other own shares which are in the company's possession or are attributable to it in accordance with section 71a et seq. Stock Corporation Act account for more than 10% of the registered share capital. The authorisation may not be used by the company for the purpose of trading its own shares.

The authorisation is valid until 16 March 2005. The authorisation granted by the general meeting on 18 September 2002 for the acquisition of own shares is annulled once the new authorisation takes effect.

b) Ensuring compliance with the principle of non-discrimination (section 53a Stock Corporation Act) the shares shall be acquired – at the option of the Management Board – aa) on the stock market or bb) by means of either a public purchase offer to all the shareholders or a public request to the shareholders to offer their shares for sale. In the case of bb) the provisions of the Securities Acquisition and Takeover Act must be observed, if and to the extent that they apply.

aa) If the shares are acquired on the stock market, the price (not including ancillary costs) may not exceed and undercut by more than 10% the price determined for the relevant category of shares of the company on that trading day at the opening auction on Xetra (or a comparable successor system) at the Frankfurt am Main stock exchange.

bb) If the shares are acquired by means of a public purchase offer or a public request for an offer of the sale of shares, the price offered or, in the case of a price spread, the maximum and minimum price offered per share (not including ancillary costs) may not exceed and undercut by more than 20% the average price at the closing auction for the respective category of the company's shares on Xetra (or a comparable successor system) at the Frankfurt am Main stock exchange on the third trading day before the day when the offer for purchase or the request for submission of an offer for sale is published. If, following publication of the public offer or the public request for submission of an offer for sale, there are more than insubstantial variations in the prevailing price, then the offer or the request for submission of an offer for sale may be adjusted. In this case the price offered will be the average price at the closing auction on the third trading day before the day when the adjustment, if any, was published. The volume may be limited.

If the offer is oversubscribed, or if, in the case of a request for submission of an offer for sale, several equivalent offers are made and cannot all be accepted, shares will be accepted on a quota basis. The arrangements made may provide that preference be given to accepting small numbers of shares (up to 50 per shareholder). The purchase offer or the request for submission of an offer for sale may specify other conditions.

c) The Management Board is authorised to use shares of the company that are acquired on the basis of the above authorisations for all legally permitted purposes, in particular the following:

   aa) They may be sold on the stock exchange.

   bb) They may be sold by virtue of offer to all shareholders.

   cc) Some or all of them may be redeemed, whereby the redemption shall not require a further resolution to be adopted by the general meeting.

d) The authorisations granted in subsection c), above, may be exercised on one or several occasions, in part or in whole, individually or collectively. They are also valid for the use of shares of the company which were acquired on the basis of earlier resolutions adopted in accordance with section 71 para. 1 No. 8 Stock Corporation Act, and – save for c) cc) – for the use of shares acquired in accordance with section 71d sentence 5 Stock Corporation Act.

6. **Supervisory Board By-Election**

Mr Anton Schneider resigned as a member of the Supervisory Board on 30 April 2003.

The Supervisory Board proposes that the following person be elected into the Supervisory Board as a shareholder representative for the time until the closure of the general meeting that grants discharge for the financial year 2004/05:

Mr Heiner Rutt, Munich, Managing Director of
The Carlyle Group Private Equity GmbH

In accordance with section 96 para. 1, section 101 para. 1 Stock Corporation Act, section 76 para. 1 Works Constitution Act 1952, and section 8 para. 1 of the articles of association, the Supervisory Board is comprised of four members elected by the general meeting and two employee-elected members. The general meeting is not bound by any nominations.

7. **Adoption of the Resolution on the Amendment of Section 10 of the Articles of Association (Remuneration for the Supervisory Board)**

The German Corporate Governance Code recommends that, for the purposes of setting the remuneration for Supervisory Board members, allowances be made for the position of Chairman and membership in Supervisory Board committees. Furthermore, it is intended to increase the remuneration accorded to members, the Chairman and the Deputy Chairman of the Supervisory Board.

The Management Board and the Supervisory Board therefore propose to reword section 10 of the articles of association as follows:

*"(1) Members of the Supervisory Board shall receive an annual remuneration of EUR 6,500.*

(2) For each cent of dividend paid out per non-par-value shares over and above 10 cent, the remuneration set in subsection 1, above, shall be increased by EUR 185.

(3) The Chairman of the Supervisory Board shall receive three times, and the Deputy Chairman of the Supervisory Board twice, the remuneration set in subsections 1 and 2, above.

(4) Committee members shall receive a supplement of 25 %, committee Chairmen of 50 %, of the remuneration set in subsection 1. Where the Chairman or the Deputy Chairman of the Supervisory Board also sits on or chairs a committee, they shall also receive the supplement provided for in sentence 1. In this case subsection 3 shall not apply to the calculation of the supplement according to sentence 1.

(5) The company shall reimburse the Supervisory Board members for their costs and expenses and the turnover tax payable on the remuneration they receive according to the above. In the interest of the company, Supervisory Board members shall be included in the insurance scheme, if any, provided by the company to cover liability of officers and certain executives for economic loss. The premiums shall be paid by the company.

(6) Supervisory Board members who sit on the Supervisory Board or one of its committees for only part of the financial year shall receive a pro rata remuneration.

(7) These arrangements shall apply for the first time for the financial year 2003/04."

At the moment section 10 of the articles of association reads as follows:

*"Members of the Supervisory Board shall receive a fixed remuneration of EUR 5,200 per financial year. In addition, each member shall receive a supplement that is dependent on the dividend paid; for each financial year this shall amount to EUR 520 for each full percentage point by which the cash dividend paid by the company (not including tax credit and disregarding capital gains tax) exceeds 5 % of the nominal capital. The Chairman shall receive twice, the Deputy Chairman one and a half times, the above remuneration. Statutory turnover tax and costs and expenses will be reimbursed separately."*

**8. Adoption of the Resolution on the Consent for an Intercompany Agreement**

The Management Board and the Supervisory Board propose that consent be granted for the control and profit transfer agreement entered into on 27 June 2003 between BERU Aktiengesellschaft and Hakatherm Elektronik Verwaltungs GmbH.

BERU Aktiengesellschaft is the sole shareholder of Hakatherm Elektronik Verwaltungs GmbH. The contents of the agreement are essentially as follows:

- BERU Aktiengesellschaft shall be responsible for the management of Hakatherm Elektronik Verwaltungs GmbH.

- To the extent legally permitted, BERU Aktiengesellschaft shall have the right to issue instructions to the Managing Directors of Hakatherm Elektronik Verwaltungs GmbH as regards the management of the company.

- Hakatherm Elektronik Verwaltungs GmbH is obligated to transfer its entire profit to BERU Aktiengesellschaft. Profit for the purpose hereof shall be the annual net income – before transfer – less any loss carried forward from the previous year and less amounts transferred to other revenue reserves, and plus amounts withdrawn from other revenue reserves formed during the term of the agreement.

- Hakatherm Elektronik Verwaltungs GmbH may allocate amounts to other revenue reserves only insofar as this is economically justified on the basis of reasonable business judgment. Amounts may be withdrawn from other revenue reserves and transferred as profit only insofar as they were allocated to other revenue reserves during the term of the agreement.

- BERU Aktiengesellschaft is obligated to adjust any annual net loss made during the term of the agreement by Hakatherm Elektronik Verwaltungs GmbH in accordance with section 302 Stock Corporation Act.

- In the absence of any outside shareholders, BERU Aktiengesellschaft does not have to make any equalisation or compensation payments.

- The agreement is for a fixed period, namely from 1 April 2003 to 31 March 2008, after which it may be terminated with six months' notice to the end of a financial year.

- If the agreement contains a domination clause, it shall not enter into force until registered in the commercial register.

- The right to terminate prematurely for good cause remains unaffected. Good cause for termination shall exist if the shares or the majority in Hakatherm Elektronik Verwaltungs GmbH is sold, regardless of whether effective the end, or any time in the course of, a financial year of Hakatherm Elektronik Verwaltungs GmbH.

The following documents are available for inspection by shareholders at the offices of BERU Aktiengesellschaft, Mörikestraße 155, 71636 Ludwigsburg, and at the offices of Hakatherm Elektronik Verwaltungs GmbH, Mörikestraße 155, 71636 Ludwigsburg:

- control and profit transfer agreement dated 27 June 2003 between BERU Aktiengesellschaft and Hakatherm Elektronik Verwaltungs GmbH;

- joint report dated 27 June 2003 by the Management Board of BERU Aktiengesellschaft and the management of Hakatherm Elektronik Verwaltungs GmbH;

- annual financial statements and annual reports of BERU Aktiengesellschaft for the financial years 2000/01, 2001/02 and 2002/03;

- annual financial statements of Hakatherm Elektronik Verwaltungs GmbH for the financial years 2000/01, 2001/02 and 2002/03.

On request, shareholders will be sent copies of the above documents straightaway free of charge. The documents will also be available for inspection during the general meeting of BERU Aktiengesellschaft and are also to be found in the Internet at www.beru.com/annual_general_meeting.

**9. Appointment of Auditor for the 2003/04 financial year**

The Supervisory Board proposes that Bayerische Treuhandgesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft Steuerberatungsgesellschaft, Munich, be appointed auditor for the 2003/04 financial year.

**Attendance and Voting Rights**

Those shareholders shall be entitled to attend the general meeting and exercise their voting rights who, pursuant to section 11 para. 3 of the articles of association, deposit their shares with the company (BERU Aktiengesellschaft, Mörikestraße 155, 71636 Ludwigsburg), a German notary, a securities clearing and deposit bank, or one of the following banks, including their branches, no later than Thursday, 11 September 2003, and leave them there until the end of the general meeting:

Deutsche Bank AG
Baden-Württembergische Bank AG

Shares will also be deemed as having been deposited with an authorised depository if they are held blocked by a bank on behalf of a depository with its consent. In the case of shares deposited with a German public notary or a securities clearing and deposit bank, the certificate of deposit to be issued by them must be submitted to a depository no later than Friday, 12 September 2003.

Shareholders may also have their voting rights exercised by a proxy, a bank or a shareholders' association. Where neither a bank nor a shareholders' association is authorised, the power of attorney must be granted by letter,
telefax (+49-89-21 02 72 98) or via the Internet at
www.beru.com/annual_general_meeting.

As a special service for our shareholders, they may also have their voting rights exercised, in accordance with their instructions, by proxies appointed by the company. Authorisation may be granted to the proxies using the form sent to the shareholders or via the Internet. They will vote solely in accordance with the instructions issued by the shareholder concerned.

**Enquiries and Motions by Shareholders**

Shareholders are hereby requested to address any enquiries they may have concerning the general meeting only to:

BERU Aktiengesellschaft
Postfach 229
71602 Ludwigsburg

Telefax +49-71 41-132 586

Any motions and nominations shareholders may wish to make must also be sent to the above address; otherwise they will be disregarded. Any countermotions or nominations received before 24.00 hrs on 2 September 2003 will be posted on the Internet at www.beru.com/annual_general_meeting; the Stock Corporation Act no longer requires such countermotions and nominations to be sent in writing to all shareholders. Any comments by the management will also be published on the above website.

The speech made by the chairman of the Management Board of BERU Aktiengesellschaft will also be published on the above website.

Ludwigsburg, August 2003

**BERU Aktiengesellschaft**
**Management Board**

## Re Item 6 on the Agenda

**Supervisory Board By-Election**

Concerning the Supervisory Board's proposal to elect

Mr Heiner Rutt

Managing Director of The Carlyle Group Private Equity GmbH

into the Supervisory Board as a shareholder representative.

Mr Rutt is a member of the following statutory supervisory boards:

Edscha AG, Germany, as Chairman

Mr Rutt is a member of the following comparable supervisory bodies of domestic and foreign business enterprises:

Andritz AG, Austria, as Deputy Chairman

**Route map**

Take the A 81 (E 70), exit Ludwigsburg Süd, direction Stadtmitte/Bahnhof (City Center/Station) Forum am Schlosspark Stuttgarter Straße 33–35, 71638 Ludwigsburg



Mannheim
Frankfurt
Heidelberg
Würzburg
Nürnberg
Heilbronn
Karlsruhe
Ludwigsburg Süd
A 81
Stuttgart
Basel
Singen
München




from Heilbronn
Mörikestraße
BERU
Lotter
Waldäcker
A 81
Martin-Luther-Straße
Bahnhof
Musik-halle
Friedens-kirche
Schloss
FORUM
Hotel Nestor
Schwieberdinger Straße
Siegesstraße
Stuttgarter Straße
B 27
from Stuttgart
Junction Ludwigsburg Süd
from Stuttgart



BERU Aktiengesellschaft
Postfach 229
71602 Ludwigsburg
Germany

Mörikestraße 155
71636 Ludwigsburg
Germany

Phone: ++49-71 41-132 246
Fax: ++49-71 41-132 586
www.beru.com

82-34750



BERU

# Report on the 1st half-year 2002/03



**Sales revenues**

**in EUR million**


145
140
139.8
140.3
1st half-year 2001/02
1st half-year 2002/03

BERU Aktiengesellschaft, Ludwigsburg, increased Group sales by 0.4 % during the first six months (1 April to 30 September 2002), from EUR 139.8 million to EUR 140.3 million. After-tax profits were 5.8 % lower than last year at EUR 17.9 (19.0) million. The costs of restructuring and operating losses in the subsidiaries REMIX and F1 Systems placed a EUR 1.9 million burden on the result. Business developed positively in the newest business area, Electronics and Sensors, in which sales grew by 29.8 % to EUR 29.2 (22.5) million. BERU's sales of the TSS electronic tyre pressure monitoring systems rose by 90.5 % to EUR 8.0 (4.2) million. DVFA/SG earnings per share, adjusted for one-offs, were EUR 1.41 (1.47), just under last year's level.

### Growth amidst crisis

Despite slow car production worldwide and a weak economic environment, BERU succeeded in increasing its sales by 0.4 % during the first six months of the 2002/03 business year, with proceeds rising from EUR 139.8 million to EUR 140.3 million. The automotive industry showed signs of weakness, especially in Europe and Asia, and even the US market, which had been at a high level until August on the back of discounts and 0 % financing deals from manufacturers, has been showing clear signs of slowing since late summer. The number of cars and light trucks vehicles sold in the USA during September came in 5 % lower than in the same month last year, and this fall steepened to more than 27 % during October.

Demand for cars and commercial vehicles continued to decline in Western Europe. A total of 11.2 million new cars were registered in the region during the first nine months of this year, representing almost 4 % less than in the same period last year. This decrease was as severe as 7 % during the month of August.

BERU's most important single market, Germany, showed no signs of lasting improvement either, and the buying mood remained bad. Car sales have now crept towards the sales volumes of the crisis years 1993/94; car production has declined by a further 5 % since the start of the year, and the number of newly registered cars was 3 % lower than in the previous year. However, with the help of new models, good financing packages from manufacturers, and sales promotion activities, a slight stabilisation could be seen during September.

**Development of diesel's share of new vehicle registrations**

**in percent**


70
60
50
40
30
20
10
53.8
62.0
34.4
42.0
16.1
22.5
France
Italy
Great Britain
1st half-year 2001
1st half-year 2002

### Diesel approaches the 40 % mark

The trend in favour of diesel vehicles continues unabated, with a 9.4 % increase in the number of European buyers opting for the fuel's performance and consumption benefits since the beginning of the year. 3.1 million diesel cars rolled off the assembly lines during the first six months. Diesel's share in newly registered cars was 39.4 % (34.4 %), almost reaching the 40 % mark, which industry experts predict that it will have exceeded by the end of the year. In France, Belgium, and Austria, more than 60 % of new cars were delivered with diesel engines. The development in the United Kingdom – a market long considered to reject diesel – was outstanding. Helped by new laws that give diesels tax breaks on account of their low carbon monoxide and carbon dioxide emissions, sales of diesel cars rose by 48.2 %, representing an increase of almost 100,000 vehicles.

In Germany, diesel's share of new registrations remained below the European average, although with growth of 6.9% the share of diesel in BERU's domestic market still reached 37.0% (33.3%) during the first six months.

**Diesel on the offensive in the USA**

Even in the USA, the world's largest car market where diesel's share is still between one and two per cent, there are the first indications that diesel might manage to assert itself. The opinion-leading California Air Resources Board recently made a turnaround in its policy towards the fuel; new Californian legislation now embodies an active approach against the greenhouse effect in the earth's atmosphere caused by cars. Because it burns at a lower temperature, diesel contributes less to the greenhouse effect; diesel engines also emit approximately 30% less CO and $CO_2$ than petrol engines, and these facts are causing a rethink. Legislatory initiatives giving tax benefits to diesel drivers and relief to the diesel-producing oil industry in the USA are soon to be brought before Congress. Major car makers such as DaimlerChrysler, the VW Group, and Ford have announced the introduction of diesel engines into their US ranges. The "Sulphur Law" demands the introduction of sulphur-free diesel by the end of 2005 at the latest, which should further stimulate diesel in the States. With a market share of over 70% in Diesel cold-start technology on the North American market, BERU sees prospects of long-term growth. In its latest forecast, the market research institute AID calculates that the number of diesel vehicles sold in the USA could rise from the current figure of less than 200,000 to 2.3 million by the year 2010.

**Diesel business stable**

In its core business area of Diesel cold-start technology, also the area in which it generates most sales, BERU saw a slight increase in sales of 0.1% from EUR 67.4 million to 68.1 million. This growth was below the market average, primarily due to the fall in sales of water heater plugs for car interior heating, which are due to be phased out this year, and a weak international market in commercial vehicles. BERU AG's electronic PTC auxiliary heating systems will replace water heater plugs in the future, and will be gradually introduced into Europe's largest platform, the new VW Golf, during the last quarter. The aftermarket business also developed below forecast during the summer months. Manufacturers' extremely reserved behaviour in stocking spare parts, combined with restrictive storage policies, should lead to an increase in materials issued over the coming months, assuming the weather turns colder. Proceeds from OEM sales for car diesel engines increased by 4.6%.

**Ignition technology in decline as expected**

The car industry is weak throughout the world, and this also affected the business in ignition technology for petrol engines. Furthermore, the ignition coil business with the VW Group which wound up at the end of the last business year will not be substituted by the start of new orders from French manufacturers until the last quarter of this year. Sales in ignition technology declined by 13.8% to EUR 43.0 (49.0) million during the first six months. Shares were also lost at Hyundai. In the

spare parts aftermarket, sales were hit by uncertainty among consumers in Germany and the rest of Western Europe coupled with the weak development of commercial business in South America. On the basis of existing orders, sales in ignition technology for petrol engines should stabilise towards the end of the business year and grow during the forthcoming year.

**Electronics and Sensors grows by 30 %**

The Group's newest business area, Electronics and Sensors, displayed the strongest growth as expected. BERU increased its sales in this division by 29.8 % from EUR 22.5 million to EUR 29.2 million, and Electronics and Sensors accounted for a 20.8 % (16.1 %) share in total sales.

BERU increased its sales in the electronic tyre pressure monitoring division by 90.5 %, from EUR 4.2 million to EUR 8.0 million. BERU currently supplies the manufacturers Porsche, BMW, Audi, VW, Bentley, Ferrari and DaimlerChrysler. Several new models are being launched with the VW Touareg and the Porsche Cayenne, and together with the increasing equipment levels this should keep sales rising fast in this division. Successful contract negotiations on new platforms with European vehicle manufacturers are currently in their final stages. In the USA, BERU is collaborating with the Lear Corporation to offer systems differing from the European standards and wheel sensors with lesser technical specifications.

**Orders received and orders on hand are recovering**

Despite negativity in the industry, orders received rose during the first six months of the 2002/03 business year by 1.9 % from EUR 77.3 million to 78.8 million. Orders on hand also rose slightly, by 0.5 % from EUR 140.3 million to 141.0 million.

**Falling number of employees in the Group**

The number of employees in the Group fell again from 2002/03's first quarter figure of 2,213 to 2,185. This was mainly due to the restructuring of subsidiaries F1 and REMIX conducted during the second quarter as part of the PAP (Productivity Action Plan).

In comparison with the previous year, however, the number of employees was 5.4 % higher, principally on account of the incorporation of F1 Harness Systems Ltd., Diss, United Kingdom, and REMIX Group Electronics Rt., Tiszakécske, Hungary, into the Group's consolidated companies.

Personnel expenses as a percentage of sales rose from 30.3 % to 33.5 % as a result of a salary and wage increase of almost 4 % in Germany which came into force in July, as well as the inclusion of F1, REMIX and BERU S.A.S, Saint Germain (France) operations into the consolidated companies.

**EBIT and pre-tax profit**

In EUR million



30
20
22.5
20.4
27.4
25.9
Operating profit
Pre-tax profit
1st half-year 2001/02
1st half-year 2002/03


**Net income**

in EUR million



20
15
19.0
17.9
1st half-year 2001/02
1st half-year 2002/03


**Cash flow**

In EUR million



30
20
28.3
28.0
1st half-year 2001/02
1st half-year 2002/03


**Gross yield margin significantly improved**

Despite increased sales in the Electronics and Sensors division, in which materials expenditure is normally high, material expenses as a percentage of sales fell from 40.8% to 33.9%. Savings in purchasing, less build-up of stocks, and the reduction in the ignition coil business in the Group caused the gross yield margin to rise to 66.1% (59.2%). Other operating expenses rose from EUR 22.0 million to 22.8 million.

**Operating profits weakened**

The company undertook all the measures necessary for the restructuring of its subsidiaries REMIX and F1 in the second quarter, and reduced the number of employees at these subsidiaries by 84 in comparison with the previous year. Restructuring expenses and operating losses from the two subsidiaries amounted to EUR 1.9 million during the quarter. BERU's management believes that the restructuring has now largely been completed, and it plans to break even with F1 before this business year is out. The company spent around EUR 5 million during the first six months on purchasing materials and services for the development and application of the new PTC auxiliary heating systems, ISS diesel instant start systems and tyre pressure monitoring systems. The quarter's result was also reduced by market-related depreciation of securities amounting to EUR 0.6 million. BERU achieved an EBIT margin of 14.5% (16.1%). The earnings before interest and tax (EBIT) were EUR 20.4 (22.5) million, while the operating margin, including the EUR 3.8 million tax-free capital gain from the sale of shares in other companies, was 17.2% (18.3%) setting the operating result at EUR 24.2 (25.6) million.

**Pre-tax result slightly lower**

The company generated a tax-free capital gain of EUR 3.8 (3.1) million through the sale of shares in the American companies Impco Technologies, Inc. and Stoneridge Inc. The investment earnings and financial result fell from EUR 1.8 million to 1.7 million on account of persisting weak interest rates, and the pre-tax profits were hence reduced by 4.4% from EUR 27.4 million to 25.9 million. The overall tax ratio during the quarter was higher at 30.7% (27.3%), which reduced the first six months' net profits by 5.8% from EUR 19.0 million to 17.9 million. The DVFA/SG result, adjusted for one-off and extraordinary factors, was EUR 1.41 compared with EUR 1.47 the previous year.

**EUR 116 million liquid assets**

Cash flow remained strong at EUR 28.0 (28.3) million. Liquid assets and marketable securities were reduced slightly to EUR 116.1 (120.9) million. The Group's net financial position by the end of the quarter was EUR 91.4 (99.2) million. Despite a major investment of EUR 11.8 million in the extension of production and in the construction of a new logistics centre for the spare parts business – EUR 8.6 million of which was spent in the second quarter – BERU still managed to generate an operating free cash flow of EUR 3.6 million during the second quarter. The operating free cash flow for the whole year should once again exceed EUR 20 million.

**Net cash position/cash position**

**in EUR million**


120
110
100
90
80
99.2
91.4
120.9
116.1
Net cash position
Cash position

30.6.2002
30.9.2002

**DVFA/SG earnings per share**

**in EUR**


1.7
1.6
1.5
1.4
1.3
1.2
1.47
1.41
1st half-year 2001/02
1st half-year 2002/03

**Outlook for the next six months**

BERU assumes that the world economic situation has not yet reached rock-bottom. "The modest growth in September still does not mean that the car industry has restarted," states Ulrich Ruetz, Chairman of BERU Group's Managing Board. "The industry around us is currently very weak and even BERU did not remain unscathed by this during the second quarter. However, on the basis of existing orders and the projects we are launching in tyre pressure monitoring, Diesel instant start systems, and ignition technology, we do expect over the year as a whole to reach or even slightly exceed the record sales of the previous year. Most of the essential restructuring steps have been successfully executed, and business has so far developed better than planned during the first six weeks of the current third quarter. Business is seasonally stronger during the second six months, and because of that and the cost reductions we have introduced, management is banking on a clearly improved EBIT margin in the months to come."

**Good attendance at the fifth Annual General Meeting**

This year's Annual General Meeting was held on 18 September 2002 at the Forum am Schlosspark in Ludwigsburg. With over 700 shareholders and guests, approximately 75.2% (78.1%) of the share capital was represented, a high attendance level which once again signalled an outstanding presence for BERU AG. The meeting decided to raise the dividend by 20% from EUR 0.92 to EUR 1.10. The AGM also approved the proposal for expenditure of the year's net profits, and ratified the Managing Board and Supervisory Board with 99.9% approval. Bayerische Treuhandgesellschaft AG was once again chosen as the auditor for the 2002/03 business year. The company gained almost 100% approval for its proposed stock buyback programme, thus empowering the company to repurchase up to 10% of its own outstanding shares.

**BERU shares remain relatively strong**

Global political and economic unpredictability left its mark on the stock exchange during the first six months, with the DAX falling well below the 3,000 point line at times. BERU shares, which had for a long time bucked the trend of sudden price falls on international capital markets, finally succumbed to the market trend in September, and were furthermore burdened by the decision to focus primarily on European manufacturers with tyre pressure monitoring, in order to safeguard the operating margin. Nevertheless: our shares remained relatively strong, topping the slump price of September 2001 at EUR 35. Their price has developed significantly better than the DAX, MDAX and the European index EuroSTOXX during the past twelve months. The company will continue to work actively to demonstrate to all its investors the success of BERU's corporate strategy of "profitable growth in automotive technology niche markets".

# Consolidated balance sheet

**of BERU Aktiengesellschaft, Ludwigsburg as at 30 September 2002**

**Assets**

| in EUR million | 30.9.2002 | 31.3.2002 |
|---|---|---|
| **Fixed assets** | | |
| Intangible assets | 15.0 | 16.4 |
| Property, plant and equipment | 74.5 | 72.5 |
| Financial assets | 4.2 | 3.9 |
| | **93.7** | **92.8** |
| **Current assets** | | |
| Inventories | 57.5 | 44.8 |
| Accounts receivable and other assets | | |
| Trade accounts receivable | 48.1 | 55.5 |
| Accounts receivable from affiliated companies | 3.7 | 3.7 |
| Other assets | 2.0 | 7.9 |
| | **53.8** | **67.1** |
| Marketable securities | 29.6 | 80.2 |
| Liquid assets | 86.5 | 27.0 |
| | **227.4** | **219.1** |
| **Deferred charges and prepaid expenses** | **0.8** | **0.9** |
| | **321.9** | **312.8** |

**Equity and liabilities**

| in EUR million | 30.9.2002 | 31.3.2002 |
|---|---|---|
| **Shareholders' equity** | | |
| Subscribed capital | 26.0 | 26.0 |
| Capital surplus | 73.1 | 73.1 |
| Earnings reserves | 103.8 | 94.7 |
| Retained earnings | 18.2 | 21.3 |
| Other shareholders' equity | 1.8 | 2.2 |
| | **222.9** | **217.3** |
| **Special items from investment subsidies** | **2.3** | **2.3** |
| **Provisions** | | |
| Provisions for pensions and similar obligations | 11.3 | 11.2 |
| Other provisions | 33.4 | 33.9 |
| | **44.7** | **45.1** |
| **Liabilities** | | |
| Liabilities due to banks | 24.7 | 22.8 |
| Trade accounts payable | 13.8 | 16.1 |
| Notes | 1.4 | 1.5 |
| Accounts due to affiliated companies | 0.2 | 0.3 |
| Other liabilities | 11.7 | 7.3 |
| | **51.8** | **48.0** |
| **Deferred expenses and accruals** | **0.2** | **0.1** |
| | **321.9** | **312.8** |

# Consolidated profit and loss account

**of BERU Aktiengesellschaft, Ludwigsburg for the period from 1 April to 30 September 2002**

| in EUR million | HY 2002/03 | HY 2001/02 | Change | Q2 2002/03 | Q2 2001/02 |
|---|---|---|---|---|---|
| Sales | 140.3 | 139.8 | 0.4% | 74.3 | 74.8 |
| Change in inventory of finished products and work in process | 3.2 | 9.1 | – 64.8% | 0.9 | 5.3 |
| Other own work capitalised | 0.3 | 0.1 | 200.0% | 0.2 | 0.0 |
| Other operating income | 7.7 | 7.4 | 4.1% | 4.7 | 5.4 |
| | **151.5** | **156.4** | **– 3.1%** | **80.1** | **85.5** |
| Material costs | – 47.5 | – 57.1 | – 16.8% | – 24.2 | – 31.6 |
| Personnel expenses | – 47.0 | – 42.4 | 10.8% | – 25.4 | – 22.5 |
| Depreciation of intangible assets, plant and equipment | – 10.0 | – 9.3 | 7.5% | – 5.1 | – 4.6 |
| Other operating expenses | – 22.8 | – 22.0 | 3.6% | – 12.4 | – 11.4 |
| **Profit before investment and financial result and taxes** | **24.2** | **25.6** | **– 5.5%** | **13.0** | **15.4** |
| Income from loans from financial assets | 0.0 | 0.0 | 0.0% | 0.0 | 0.0 |
| Income from associated companies | 0.0 | 0.0 | 0.0% | 0.0 | 0.0 |
| Other interest and similar income | 2.3 | 2.4 | – 4.2% | 1.3 | 1.1 |
| Depreciation on securities in current assets | 0.0 | 0.0 | 0.0% | 0.0 | 0.0 |
| Interest and similar expenses | – 0.6 | – 0.6 | 0.0% | – 0.3 | – 0.4 |
| **Investment earnings and financial result** | **1.7** | **1.8** | **– 5.6%** | **1.0** | **0.7** |
| **Income from ordinary activities** | **25.9** | **27.4** | **– 5.5%** | **14.0** | **16.1** |
| Taxes on income and earnings | – 7.8 | – 8.3 | – 6.0% | – 4.2 | – 4.4 |
| Other taxes | – 0.2 | – 0.1 | 100.0% | – 0.1 | 0.0 |
| **Consolidated net income** | **17.9** | **19.0** | **– 5.8%** | **9.7** | **11.7** |
| Minority interests | 0.0 | 0.0 | 0.0% | 0.0 | 0.0 |
| Consolidated earnings | 17.9 | 19.0 | – 5.8% | 9.7 | 11.7 |
| DVFA earnings per share (in EUR) | 1.41 | 1.47 | – 4.3% | 0.71 | 0.80 |

# Cash flow statement of the Group

**of BERU Aktiengesellschaft, Ludwigsburg for the period from 1 April to 30 September 2002**

| in EUR million | 2002/03 | 2001/02 |
|---|---|---|
| Net income (including shares in results by minority shareholders) | 17.9 | 19.0 |
| Depreciation of intangible fixed assets and tangible assets | 10.0 | 9.3 |
| Decrease in accruals | – 0.4 | – 6.9 |
| Other income/expenses not affecting cash flow | – 0.1 | – 0.4 |
| Profits from the disposal of intangible fixed assets and tangible assets | – 0.1 | – 2.5 |
| Profits from the disposal of securities in current assets | – 3.8 | 0.0 |
| Decrease (previous year increase) in inventories, trade receivables as well as other assets not allocated to investment or financing activities | 0.7 | – 10.7 |
| Increase in liabilities arising from trade receivables as well as other liabilities not allocated to investment or financing activities | 2.6 | 3.4 |
| **Cash flow from current operating activities** | **26.8** | **11.2** |
| Deposits arising from the disposal of fixed assets | 1.0 | 0.1 |
| Payments for investments in fixed assets | – 11.2 | – 5.7 |
| Deposits arising from the disposal of intangible assets | 0.0 | 0.0 |
| Payments for investments in intangible assets | – 0.3 | – 0.1 |
| Deposits arising from the disposal of financial assets | 0.0 | 3.8 |
| Payments for investments in financial assets | – 0.3 | – 1.4 |
| Payments for the acquisition of consolidated companies | – 0.5 | 0.0 |
| Deposits arising from financial assets as part of temporary financial management | 10.8 | 0.0 |
| Payments arising from financial assets as part of temporary financial management | 0.0 | 0.0 |
| **Cash flow from investment activities** | **– 0.5** | **– 3.3** |
| Payments for dividends | – 11.0 | – 9.2 |
| Deposits arising from taking up finance credits | 3.9 | 3.9 |
| Payments arising from finance credit amortisation payments | – 2.0 | – 0.6 |
| **Cash flow from financing activities** | **– 9.1** | **– 5.9** |
| Changes in funds affecting cash flow | 17.2 | 2.0 |
| Changes in funds not affecting cash flow | – 1.4 | 0.0 |
| Changes in funds resulting from consolidated companies | 0.0 | 0.0 |
| Total funds at the beginning of the period | 93.4 | 67.1 |
| **Total funds at the end of the period** | **109.2** | **69.1** |

# Group cash flow

**of BERU Aktiengesellschaft, Ludwigsburg for the period from 1 April to 30 September 2002**

| in EUR million | 2002/03 | 2001/02 | Change |
|---|---|---|---|
| Net income | 17.9 | 19.0 | – 5.8% |
| Depreciation | 10.0 | 9.3 | 7.5% |
| Change in long-term accruals | 0.1 | 0.0 | 100.0% |
| | **28.0** | **28.3** | **– 1.1%** |

# Group sales by division (distribution channels)

**of BERU Aktiengesellschaft, Ludwigsburg for the period from 1 April to 30 September 2002**

| in EUR million | 2002/03 | 2001/02 |
|---|---|---|
| OEM | 92.6 | 92.8 |
| Aftermarket | 37.0 | 39.5 |
| General industry | 10.7 | 7.5 |
| | **140.3** | **139.8** |

# Financial Dates 2002/03

| | |
|---|---|
| Report on the 3rd quarter 2002/03 | 13 February 2003 |
| Preliminary report on the 2002/03 financial year | 15 May 2003 |
| Balance sheet press conference on the 2002/03 financial year | 25 June 2003 |
| DVFA analysts conference | 26 June 2003 |
| Report on the 1st quarter 2003/04 | 14 August 2003 |
| 2003 Annual General Meeting | 16 September 2003 |
| Interim report on the 1st half year 2003/04 | 13 November 2003 |

# BERU share price as compared to German CDAX (composite index)

**as at April 2001**



in percent
150
140
130
120
110
100
90
80
70
60
April 2001
May 2001
June 2001
July 2001
Aug. 2001
Sep. 2001
Oct. 2001
Nov. 2001
Dec. 2001
Jan. 2002
Feb. 2002
March 2002
April 2002
May 2002
June 2002
July 2002
Aug. 2002
Sep. 2002
Oct. 2002
Nov. 2002
BERU share indexed (1 April 2001 = 100)
CDAX indexed (1 April 2001 = 100)

BERU Aktiengesellschaft
Corporate Communications / Investor Relations
Mörikestraße 155
71636 Ludwigsburg
Germany
Phone: ++49-71 41-132 246
Fax: ++49-71 41-132 586
www.beru.com

BERU

# 9-months report 2002/03



**Sales revenues**

**in EUR million**


220
210
213.8
214.3
9 months 2001/02
9 months 2002/03

BERU Aktiengesellschaft, Ludwigsburg, increased its Group sales by 0.2% during the first nine months (1 April to 31 December 2002), from EUR 213.8 to EUR 214.8 million despite a persistently difficult economic setting. Also, because of a higher overall tax ratio, after-tax profits were 8.8% lower than last year at EUR 26.9 (29.5) million. The Electronics and Sensors business area, on the other hand, developed encouragingly: the company saw sales in this division grow by 26.5% to EUR 43.4 (34.3) million. BERU's sales of the TSS electronic tyre pressure monitoring system rose by 81.1% to EUR 13.4 (7.4) million. The DVFA/SG earnings per share, adjusted for one-offs, were EUR 2.21 (2.44), which was lower than last year's level.

### Sales stable despite continued weakness in the industry

Many institutes expected the car industry to liven up during the second half of 2002, but this failed to happen. However, although vehicle production was down in Europe and the USA—both of which are important markets to BERU—the Group managed to increase its sales worldwide slightly from EUR 213.8 million to EUR 214.3 million, a rise of 0.2%. Despite strenuous efforts to promote sales, only 16.8 million light vehicles were sold in the USA, 2% less than the previous year. Western Europe also showed no signs of recovery. Almost 3% less new cars were registered during 2002 than the previous year—14.4 million as opposed to 14.8 million. Even Germany, BERU's most important sales market, looked weak. The country's new registrations fell by 2.7%, and in November 2002 alone, 7.5% less passenger cars were newly registered.

### Diesel's share tops 40% for the first time in Western Europe

In a weak car industry, diesel once again propelled what growth there was in 2002. With 40.1% new cars registered diesels, this was the first time diesel has broken the 40% threshold in Western Europe. Its share in the market was only 22.3% five years ago. The latest AID (Automotive Industry Data) forecasts currently predict that more than 55% of Europe's new cars will have a diesel engine by 2008. While newly registered cars were 2.9% fewer in Western Europe, sales of diesel cars rose to 5.8 million vehicles, 8.9% more than the previous year. At 38.0%, Germany, Europe's biggest car market, is fast approaching the 40-threshold, but still remains below the European average. Overall, the proportion of diesel cars on the road in Germany has risen from 3.1% in 1970 to 15.7% in 2002.

**Development of diesel's share of new vehicle registrations**

**in percent**


70
60
50
40
30
20
10
56.2
63.5
35.8
43.2
17.8
23.4
France
Italy
Great Britain
2001
2002

### German manufacturers push diesel in the USA

Signs of an imminent diesel boom are multiplying in the USA. German manufacturers in particular are setting an example in this, the most important export country. The proportion of diesels among newly registered light vehicles is still a minuscule less than 1% in the USA, but more and more car makers are choosing to introduce diesel vehicles into the country. Central to this development is the light truck segment (pick-ups and off-road vehicles), which is especially popular in the States. Almost one in ten of the vehicles sold by the Volkswagen Group in the USA in 2002 had a diesel engine. DaimlerChrysler, Ford and BMW all announced the introduction

of diesel models into the American market. With fuel prices rising consistently, including in the USA, and realising the fact that the diesel engine contributes significantly less towards global warming, American public acceptance is growing. The planned introduction of low-sulphur diesel from 2006 onwards, and a legislative initiative by US Senator Dingell envisaging tax breaks for diesel buyers and for the oil industry in order to expand the infrastructure, are both having a positive influence on the American diesel market. A recent J.D. Power survey revealed that almost one third of US car drivers would be interested in purchasing a diesel vehicle in the future.

**Diesel sells despite vehicle crisis**

In its core business area of Diesel Cold-Start Technology, in which it generates most sales, BERU achieved a slight growth of 0.1% from EUR 108.4 million to EUR 108.5 million. In the OEM (Original Equipment Manufacturer) area BERU has virtually grown together with the production of diesel passenger cars worldwide. Adjusted for the sales drop in water heater plugs, BERU showed a rise of 4.4% in its core business area. This growth was proportionally somewhat less than the development of diesel car production worldwide, the reasons being the phasing-out of water heater plugs for car interior heating, below-average demand in aftermarket sales in December, and continued hesitancy among manufacturers to stock OES (Original Equipment Supplier) parts. The commercial vehicle market remained weak throughout the world, which also prevented further growth. From the fourth quarter onwards, BERU is expecting a rise in sales on account of the arrival of new orders for the ISS quick-start system for the Golf platform.

**Decline in Ignition Technology sales**

Ignition technology for petrol engines did not escape the weak economic situation and extremely reserved buying among consumers. BERU's OEM business was especially affected in this respect. During 2002, 9% less petrol-powered cars were delivered in Western Europe than the year before, and in the home market of Germany petrol car sales fell by 8%. In the Ignition Technology business area, sales declined by 12.2% from EUR 71.1 million to EUR 62.4 million. Ignition coil shipments to VW wound up quickly, shares in Hyundai's supplies in Korea were lost, and the ramp-up of Renault orders was late coming, all of which prevented better performance. On top of that, the South American market effectively disappeared. BERU will begin supplying Renault with the new pencil coils in April.

**Electronics and Sensors grows according to plan**

BERU AG's newest business area, Electronics and Sensors, increased its sales over the first nine months as planned. With a rise in turnover of 26.5% from EUR 34.3 million to EUR 43.4 million, this area grew faster than any other in the Group and has now attained a 20.3% (16.0%) share in the Group's total sales. Sales in the electronic tyre pressure monitoring division (TSS) increased by 81.1% during the first nine months to EUR 13.4 (7.4) million. Rising equipment levels at

DaimlerChrysler and the launch of the VW Touareg and Porsche Cayenne ensured that growth rates have remained high. BERU is currently tendering several supply bids for German manufacturers, and in the USA BERU is intensifying its work with the LEAR Corporation, Southfield, USA, in the development, production and sale of integrated tyre monitoring systems.

**DVFA/SG earnings per share**

**in EUR**



3.0
2.5
2.0
1.5
1.0
2.44
2.21
9 months 2001/02
9 months 2002/03


### Orders received rise by 3.3 %

Despite the current weakness in the car industry, BERU's orders received rose by 3.3% over the first nine months, to EUR 226.4 (219.1) million. Orders on hand declined slightly by 1.0% from EUR 146.8 million to EUR 145.3 million.

### Number of employees in Group slightly less

The number of employees in the Group has fallen to 2,180 (2,256) since the start of the business year. This was largely a result of the restructuring of subsidiaries F1 Harness Systems Ltd., Diss, United Kingdom, and REMIX Group Electronics Rt., Tiszakécske, Hungary. However, because F1 and REMIX were incorporated into the scope of consolidation, the number of employees was 7.3% higher than at this time last year: 2,180 instead of 2,032. Personnel expenses as a percentage of scales rose from 29.2% to 31.9%, due to wage and salary tariff rises in Germany as well as the inclusion of subsidiaries F1 Systems, REMIX and BERU S.A.S., Saint Germain, France, into the Group's consolidated companies.

**Net income**

**in EUR million**



30
25
20
15
10
5
29.5
26.9
9 months 2001/02
9 months 2002/03


### Material expenses as a percentage of sales reduced significantly

Despite increased sales in the Electronics and Sensors division, in which materials expenditure is in fact high, the material expenses as a percentage of sales fell considerably from 38.6% to 34.3%. This was influenced positively by the end of business with VW coils and the loss of shares in ignition coil business at Hyundai. At the same time, the PAP (Productivity Action Plan) achieved savings in purchasing. The gross yield margin improved, rising to 65.7% (61.4%). Other operating expenses rose from EUR 32.3 million to EUR 35.7 million.

**EBIT and pre-tax profit**

**in EUR million**



50
30
37.5
34.1
43.2
40.2
EBIT
Pre-tax profit
9 months 2001/02
9 months 2002/03


### EBIT margin back above 15 %

The earnings before interest and tax (EBIT) were at EUR 34.1 (37.5) million, and BERU achieved an EBIT margin of 15.9% (17.5%). Despite the fact that the aftermarket business was below expectations during the third quarter, the company increased its EBIT margin from the previous quarter's 14.0% to 18.5%.

Materials and services purchased for the Electronics and Sensors division remained at a high level: development and application projects for the product groups ISS diesel Instant Start Systems, PTC auxiliary heating systems and tyre pressure monitoring systems, in which numerous new projects were launched, required expenditure of EUR 7.6 million during the first nine months of the business year. The bad stock exchange situation and a weak dollar caused investments to depreciate by EUR 1.6 million. The operating margin, including the EUR 3.8 million tax-free income from the sale of shares in other companies, was 17.7% (19.0%), meaning that the company obtained an operating result of EUR 37.9 (40.6) million, 6.7% less than the previous year.

Things have remained difficult in the Formula 1 industry, which meant BERU had to cope with excess restructuring costs at its English subsidiary F1 Systems and an operating loss of EUR 0.6 million during the third quarter, as well as EUR 0.1 million at Hungarian production company REMIX. During the first nine months, BERU spent EUR 2.6 million on restructuring the two subsidiaries.

**Pre-tax profits down 7 %**

By the end of the first six months, the company had already generated a tax-free income of EUR 3.8 (3.1) million through the sale of shares in the US companies Impco Technologies, Inc. and Stoneridge Inc. Because of the negative stock exchange situation, BERU did not sell any further investments during the third quarter. With interest rates continuing to slide, the financial and investment result fell from EUR 2.6 to EUR 2.3 million. Pre-tax profits were reduced by 6.9 % from EUR 43.2 million to EUR 40.2 million.

At 33.1 % (31.7 %), the overall tax ratio was 1.4 percentage points higher than in the previous year, while net income for the first nine months fell by 8.8 % to EUR 26.9 (29.5) million. The DVFA/SG earnings per share, adjusted for one-offs and extraordinary factors, were EUR 2.21 compared with EUR 2.44 the previous year.

**Cash flow**

**in EUR million**



55
45
35
25
15
45.0
43.0
9 months 2001/02
9 months 2002/03


**Liquid assets continue to increase**

Cash flow fell by 4.4 % from EUR 45.0 million to EUR 43.0 million. Liquid assets and marketable securities rose slightly from the end of the first six months to EUR 117.1 (116.1) million. The Group's net cash position by the end of the third quarter was EUR 93.1 million compared with EUR 91.4 million at the end of the second quarter. BERU generated an operating free cash flow of EUR 8.3 million during the third quarter, while over the first nine months as a whole the operating free cash flow amounted to EUR 20.7 million.

**Net cash position/cash position**

**in EUR million**



120
110
100
90
80
91.4
93.1
116.1
117.1
Net cash position
Cash position
30.9.2002
31.12.2002


**Outlook for the last quarter**

BERU is expecting the general economic situation and the car industry to remain weak. "The industry is not yet showing any significant sign of recovery anywhere in the world," explains Ulrich Ruetz, Chairman of BERU AG's Managing Board. "At the same time, the trend in favour of diesel is continuing unabated into 2003, and from this quarter we will see the ramp-up of the diesel ISS (Instant Start System) and the PTC interior heater. These products will only contribute marginally to turnover during the current financial year, but together with new projects and increasing equipment levels in tyre pressure monitoring they will cause growth rates to rise again during 2003. Despite stiff competition, especially in Germany's aftermarket, and an increasing proportion of electronics in use, we aim once again to achieve an EBIT margin of above 15 % during the fourth quarter. In sales we will continue to aim to equal the record level of the previous year while developing the pre-tax profits adjusted for one-offs simultaneously."

# Consolidated balance sheet

**of BERU Aktiengesellschaft, Ludwigsburg as at 31 December 2002**

| **Assets**<br>in EUR million | **31.12.2002** | 31.3.2002 |
|---|---|---|
| **Fixed assets** | | |
| Intangible assets | 14.2 | 16.4 |
| Property, plant and equipment | 75.6 | 72.5 |
| Financial assets | 4.5 | 3.9 |
| | **94.3** | **92.8** |
| **Current assets** | | |
| Inventories | 57.0 | 44.8 |
| Accounts receivable and other assets | | |
| Trade accounts receivable | 50.6 | 55.5 |
| Accounts receivable from affiliated companies | 4.6 | 3.7 |
| Other assets | 7.2 | 7.9 |
| | **62.4** | **67.1** |
| Marketable securities | 76.5 | 80.2 |
| Liquid assets | 40.6 | 27.0 |
| | **236.5** | **219.1** |
| **Deferred charges and prepaid expenses** | **1.0** | **0.9** |
| | **331.8** | **312.8** |

# Consolidated balance sheet

**of BERU Aktiengesellschaft, Ludwigsburg as at 31 December 2002**

**Equity and liabilities**

| in EUR million | 31.12.2002 | 31.3.2002 |
|---|---|---|
| **Shareholders' equity** | | |
| Subscribed capital | 26.0 | 26.0 |
| Capital surplus | 73.1 | 73.1 |
| Earnings reserves | 103.2 | 94.7 |
| Retained earnings | 27.1 | 21.3 |
| Other shareholders' equity | 1.9 | 2.2 |
| | **231.3** | **217.3** |
| **Special items from investment subsidies** | **4.7** | **2.3** |
| **Provisions** | | |
| Provisions for pensions and similar obligations | 11.4 | 11.2 |
| Other provisions | 37.4 | 33.9 |
| | **48.8** | **45.1** |
| **Liabilities** | | |
| Liabilities due to banks | 24.0 | 22.8 |
| Trade accounts payable | 15.4 | 16.1 |
| Notes | 1.6 | 1.5 |
| Accounts due to affiliated companies | 0.3 | 0.3 |
| Other liabilities | 5.3 | 7.3 |
| | **46.6** | **48.0** |
| **Deferred expenses and accruals** | **0.4** | **0.1** |
| | **331.8** | **312.8** |

# Consolidated profit and loss account incl. quarterly comparison

**of BERU Aktiengesellschaft, Ludwigsburg for the period from 1 April to 31 December 2002**

| in EUR million | 9 months 2002/03 | 9 months 2001/02 | Change | Q3 2002/03 | Q3 2001/02 |
|---|---|---|---|---|---|
| Sales | 214.3 | 213.8 | 0.2% | 74.0 | 74.0 |
| Change in inventory of finished products and work in process | 2.3 | 9.2 | – 75.0% | – 0.9 | 0.1 |
| Other capitalised own work | 0.4 | 0.2 | 100.0% | 0.1 | 0.1 |
| Other operating income | 14.2 | 10.1 | 40.6% | 6.5 | 2.7 |
| | **231.2** | **233.3** | **– 0.9%** | **79.7** | **76.9** |
| Material costs | – 73.4 | – 82.6 | – 11.1% | – 25.9 | – 25.5 |
| Personnel expenses | – 68.3 | – 62.5 | 9.3% | – 21.3 | – 20.1 |
| Depreciation of intangible assets, plant and equipment | – 15.9 | – 15.3 | 3.9% | – 5.9 | – 6.0 |
| Other operating expenses | – 35.7 | – 32.3 | 10.5% | – 12.9 | – 10.3 |
| **Profit before investment and financial result and taxes** | **37.9** | **40.6** | **– 6.7%** | **13.7** | **15.0** |
| Income from loans from financial assets | 0.0 | 0.0 | 0.0% | 0.0 | 0.0 |
| Income from associated companies | 0.0 | 0.0 | 0.0% | 0.0 | 0.0 |
| Other interest and similar income | 3.3 | 3.5 | – 5.7% | 1.0 | 1.1 |
| Depreciation on securities in current assets | 0.0 | 0.0 | 0.0% | 0.0 | 0.0 |
| Interest and similar expenses | – 1.0 | – 0.9 | 11.1% | – 0.4 | – 0.3 |
| **Investment earnings and financial result** | **2.3** | **2.6** | **– 11.5%** | **0.6** | **0.8** |
| **Income from ordinary activities** | **40.2** | **43.2** | **– 6.9%** | **14.3** | **15.8** |
| Taxes on income and earnings | – 12.9 | – 13.4 | – 3.7% | – 5.1 | – 5.1 |
| Other taxes | – 0.4 | – 0.3 | 33.3% | – 0.2 | – 0.2 |
| **Consolidated net income** | **26.9** | **29.5** | **– 8.8%** | **9.0** | **10.5** |
| Minority interests | 0.0 | 0.0 | 0.0% | 0.0 | 0.0 |
| **Consolidated earnings** | **26.9** | **29.5** | **– 8.8%** | **9.0** | **10.5** |
| Consolidated earnings DVFA earnings per share (in EUR) | 2.21 | 2.44 | – 9.4% | 0.80 | 0.97 |

# Cash flow statement of the Group

**of BERU Aktiengesellschaft, Ludwigsburg for the period from 1 April to 31 December 2002**

| in EUR million | 2002/03 | 2001/02 |
|---|---|---|
| Net income | 26.9 | 29.5 |
| Depreciation of intangible fixed assets and tangible assets | 15.9 | 15.3 |
| Increase (previous year decrease) in accruals | 3.7 | - 2.7 |
| Other income/expenses not affecting cash flow | - 0.4 | - 0.9 |
| Profits from the disposal of intangible fixed assets and tangible assets | - 0.1 | - 2.5 |
| Profits from the disposal of securities in current assets | - 3.8 | 0.0 |
| Increase in inventories, trade receivables as well as other assets not allocated to investment or financing activities | - 8.1 | - 13.1 |
| Increase (previous year decrease) in liabilities arising from trade receivables as well as other liabilities not allocated to investment or financing activities | 0.7 | - 2.9 |
| **Cash flow from current operating activities** | **34.8** | **22.7** |
| Deposits arising from the disposal of fixed assets | 1.2 | 0.1 |
| Payments for investments in fixed assets | - 17.4 | - 9.5 |
| Deposits arising from the disposal of intangible assets | 0.0 | 0.0 |
| Payments for investments in intangible assets | - 0.5 | - 0.2 |
| Deposits arising from the disposal of financial assets | 0.0 | 3.8 |
| Payments for investments in financial assets | - 0.6 | - 2.0 |
| Payments for the acquisition of consolidated companies | - 0.5 | 0.0 |
| Deposits arising from financial assets as part of temporary financial management | 10.8 | 0.0 |
| Payments arising from financial assets as part of temporary financial management | 0.0 | 0.0 |
| **Cash flow from investment activities** | **- 7.0** | **- 7.8** |
| Payments for dividends | - 11.0 | - 9.2 |
| Deposits arising from taking up finance credits | 4.2 | 3.4 |
| Payments arising from finance credit amortisation payments | - 3.0 | - 2.1 |
| **Cash flow from financing activities** | **- 9.8** | **- 7.9** |
| Changes in funds affecting cash flow | 18.0 | 7.0 |
| Changes in funds not affecting cash flow | - 1.7 | 0.0 |
| Changes in funds resulting from consolidated companies | 0.0 | 0.0 |
| Total funds at the beginning of the period | 93.4 | 67.1 |
| **Total funds at the end of the period** | **109.7** | **74.1** |

# Group cash flow

**of BERU Aktiengesellschaft, Ludwigsburg for the period from 1 April to 31 December 2002**

| in EUR million | 2002/03 | 2001/02 | Change |
|---|---|---|---|
| Net income | 26.9 | 29.5 | - 8.8% |
| Depreciation | 15.9 | 15.3 | 3.9% |
| Change in long-term accruals | 0.2 | 0.2 | 0.0% |
| | **43.0** | **45.0** | **- 4.4%** |

# Group sales by division (distribution channels)

**of BERU Aktiengesellschaft, Ludwigsburg for the period from 1 April to 31 December 2002**

| in EUR million | 2002/03 | 2001/02 | Change |
|---|---|---|---|
| OEM | 135.2 | 137.6 | - 1.7% |
| Aftermarket | 63.7 | 63.8 | - 0.2% |
| General industry | 15.4 | 12.4 | 24.2% |
| | **214.3** | **213.8** | **0.2%** |

# Financial Dates 2003

| | |
|---|---|
| Preliminary report on the 2002/03 financial year | 15 May 2003 |
| Balance sheet press conference on the 2002/03 financial year | 25 June 2003 |
| DVFA analysts' conference | 26 June 2003 |
| Report on the 1st quarter 2003/04 | 14 August 2003 |
| 2003 Annual General Meeting | 16 September 2003 |
| Interim report on the 1st half-year 2003/04 | 13 November 2003 |

# BERU share price as compared to German CDAX (composite index)

**January–December 2002**



in percent
150
140
130
120
110
100
90
80
70
60
Jan. 2002
Feb. 2002
March 2002
April 2002
May 2002
June 2002
July 2002
Aug. 2002
Sep. 2002
Oct. 2002
Nov. 2002
Dec. 2002
BERU share indexed (1 January 2002 = 100)
CDAX indexed (1 January 2002 = 100)

BERU Aktiengesellschaft
Corporate Communications/Investor Relations
Mörikestraße 155
71636 Ludwigsburg
Germany
Phone: ++49-71 41-132 246
Fax: ++49-71 41-132 586
www.beru.com

BERU

# Report on the 1st quarter 2003/04


BERU GERMANY

**Sales revenues**

in EUR million



80
70
60
50
66.0
69.4
1st quarter 2002/03
1st quarter 2003/04


**DVFA/SG earnings per share**

in EUR



1.0
0.8
0.6
0.4
0.2
0.70
0.65
1st quarter 2002/03
1st quarter 2003/04


**Development of diesel's share of new vehicle registrations**

in percent



80
70
60
50
40
30
20
10
62.0
67.1
42.0
45.3
22.5
26.2
France
Italy
Great Britain
1st half-year 2002
1st half-year 2003


In the first three months of the 2003/04 business year (1 April–30 June 2003), BERU Aktiengesellschaft, Ludwigsburg increased Group sales by 5.2% from EUR 66.0 million to EUR 69.4 million. At EUR 7.0 (8.2) million, after-tax profits were down 14.6% on the previous year, principally due to a significant increase in taxation. The company was able to increase sales generated with TSS (Tire Safety Systems) tire pressure monitoring systems by 61.5% to EUR 6.3 (3.9) million. TSS is part of the Group's newest business unit, Electronics and Sensor Technology, for which the company recorded the highest sales growth of 22.9% to EUR 16.1 (13.1) million. At EUR 0.65 (0.70), the DVFA/SG earnings per share were 7.1% below the previous year.

**Sales growth in difficult times**

In the first three months of the 2003/04 business year, BERU succeeded in boosting its sales by over 5% in a persistently weak industry. Sales increased from EUR 66.0 million to EUR 69.4 million. For BERU, the June strikes at several German car manufacturers meant almost half a million euros of supply sales could not be realised in the first quarter.

In the first half-year of 2003, car markets remained difficult. Even the US automotive market failed to get going. Sales of light vehicles (passenger cars and light trucks) here remained 2.4% below the previous year's level in the first half-year. The West European markets have also recorded a decrease in sales or, at best, a sideways move so far this year. Overall, registrations of new passenger cars were down 2.6% compared to the previous year. None of the five largest West European markets achieved an increase in sales in comparison with the previous year. In BERU's crucial domestic market, Germany, new registrations of passenger cars totalling 1.6 million vehicles in the first half-year equated to –1.3%, continuing the downward trend after four years with dropping numbers of newly registered passenger cars. A different picture could only be seen in the Asian emerging markets. New registrations have risen by approximately 82% in China, and have almost attained the previous year's sales levels with 842,000 passenger cars and light trucks. BERU is watching this market closely and currently holding talks about increasing sales in this region, either by cooperating with partners or via direct supplies from the Korean subsidiaries BERU Automotive and BERU Korea. All in all, market research institutes predict that worldwide passenger car sales will grow moderately again next year.

**Diesel still on course for growth**

The diesel share of newly registered passenger cars continues to grow in Western Europe, having already represented 40.3% in 2002. In the first half-year of 2003, diesel even passed the 42% mark, achieving a 42.1% share. The current leaders in Western Europe are Austria (71.4%), Belgium (67.4%) and France (67.1%). The two largest European vehicle markets, Germany and Great Britain, as well as the North European states still have a long way to go to catch up. In Germany, the diesel share in June was 39.1%. Institutes such as Automotive Industry Data (AID) still predict that the diesel share in Western Europe will pass the 55% level in the next few years.

In the company's core business unit of Diesel cold-start Technology, which generates the highest sales, BERU recorded a slight increase in sales of 1.2% with EUR 33.6 (33.2) million. However, sales developments are differing for the various products. OEM supplies of glow plugs for engine applications rose by 4.2% in the first quarter, exceeding the 3% increase in sales of diesel passenger cars. By contrast, the sales volume suffered again from the complete phasing out of water heater plugs for car interior heating, which resulted in a EUR 0.6 million loss of sales revenue.

Business with commercial vehicles remains unsatisfactory in the segments served by BERU. Sales of coil glow plugs for preheating intake air in commercial vehicles dropped in

the first quarter of 2003/04. Major clients in the US market are currently converting to new model platforms, meaning sales here were well below the previous year's level. New DMAX projects and the ramp-up of new engine platforms lead us to expect the trend to reverse. As the market leader in glow plugs for the light trucks segment, BERU profits from US citizens' continuing willingness to purchase SUVs, pick-up trucks and vans which, slowly but surely, are increasingly fitted with diesel engines.

Despite remaining at a low level, sales of ISS diesel instant-start systems increased considerably. The ramp-up of the ISS from the third quarter on for the new VW Golf platform, at DMAX, USA, and its fitting into the 6-cylinder Mercedes engines as of the fourth quarter will increase sales in the course of the year as planned.

BERU's increased share in glow plug supplies to the major French diesel client PSA secured in the middle of the first quarter will also contribute towards higher sales. Relations with French manufacturers will also be expanded by supply contacts for spark plugs via the newly acquired BERU Eyquem, which generates 10 % of its sales and thereby almost its entire OEM business with Renault and Peugeot. Further progress has been made in discussions with Renault-Nissan about developing diesel cold-start technology for a new high-volume engine to be used jointly by Renault-Nissan. BERU is also currently holding talks with a German manufacturer concerning extending installation of the ISS diesel instant-start system to additional engine platforms.

**Stability in Ignition Technology**

Despite the difficult economic environment, at EUR 19.7 (19.7) million the company achieved the sales level recorded in the same period of the previous year in the field of ignition technology for petrol engines. The West European market alone recorded a 6 % decrease in new registrations of passenger cars with petrol engines. The decrease in sales of ignition coils, partly due to repeatedly postponing the mass production of flush-fitted pencil coils for a French manufacturer, slowed business development in Ignition Technology. Mass production is now set to start at the end of September. The Group achieved double-figure growth in spark plug sales. The higher-quality UltraX Platin premium spark plug for the aftermarket was introduced in the first quarter, and is now being ramped up. Despite unexpected setbacks such as the current weakness of the Mexican market and decreasing sales by a client with production facilities there for whom BERU supplies cable sets, the company expects double-figure increases in sales overall in this business unit by the end of the year. The successful acquisition of the Eyquem spark plug division of JCAE (Johnson Controls Automotive Electronics), 90 % of whose sales are generated by the aftermarket, will play a decisive role here.

**Electronics and Sensor Technology business unit expands**

With a 22.9 % increase, the Group again recorded the highest sales growth in the newest business unit, Electronics and Sensor Technology, recording EUR 16.1 (13.1) million. Amongst other factors, the tire pressure monitoring system TSS and increased sales in sensors contributed to this rise. The new PTC car interior heaters are also gradually contributing towards sales. Ramp-ups of the PTC heater for VW and Ford will accelerate growth in Electronics and Sensor Technology in the second half of the business year.

**Tire Pressure Monitoring Systems on course for expansion**

BERU succeeded in increasing sales by 61.5 % in the Tire Pressure Monitoring Systems unit in the first quarter of 2003/04, recording EUR 6.3 (3.9) million. The TSS tire pressure monitoring systems, which measure pressure directly, are predominantly fitted in

premium models offered by German manufacturers and off-road vehicles such as the VW Touareg, and ensure increased safety from tire bursts. The licensing model with the Lear Corporation in the USA developed successfully. Further orders are expected here, leading to increasing licensing income for BERU as of 2005. The decision made by an American federal court at the beginning of August to declare the regulations of the "Tire Safety Rule" invalid, which previously allowed car manufacturers to choose between fitting new vehicles with the statutory indirect, ABS-based systems or more expensive but also superior sensor-based systems, could have a positive effect on BERU's business. The court explained that in recent tests, systems which measure indirectly had displayed accurate figures in just half of cases, making the previous approval by the US traffic authority, NHTSA, unwise in the eyes of the US judges.

It is still too early to formulate concrete predictions based on this ruling: should technology which measures indirectly be abolished, BERU expects its current US market share of direct measuring systems, estimated at approximately 40%, to increase to 10%, which could also affect the ordering behaviour of European manufacturers, possibly meaning that even middle-of-the-range platforms are fitted with sensor technology such as the BERU TSS.

**Positive trend in incoming and existing orders**

In the first quarter of 2003/04, BERU AG recorded an 8.2% increase in incoming orders, which rose to EUR 75.0 (69.3) million. Orders on hand totalled EUR 151.7 (136.5) million, 11.1% above the previous year.

**Net income**

**in EUR million**


10
8
6
4
2
8.2*
7.0*
1st quarter 2002/03
1st quarter 2003/04

* incl. one-off tax-free income from sale of shares

**Group staff numbers remain constant**

With 2,212 (2,213) members of staff, the number of people employed in the Group was slightly below the previous year's figure. Further expansion of the development and application teams at the electronics facility in Bretten meant a disproportionately high increase in personnel costs, and this was compounded by redundancy payments as part of the restructuring measures implemented in the subsidiaries BERU F1 and REMIX. The wage settlements concluded in spring led to a 3.1% increase in wages and salaries. In addition, BERU AG upped pension provisions. At 32.4% (32.7%), personnel expenses as a percentage of sales were down slightly compared to the same quarter in the previous year.

**Electronics expansion causes increased material expenses**

Material expenses as a percentage of sales increased from 35.3% to 36.3% as planned. This increase was partly due to a higher electronics share which automatically means higher material expenses, and partly to a targeted increase in stock on hand. BERU usually increases stock in the first two quarters in order to be well prepared for higher sales in the winter months, when cold weather prompts a significantly greater need for retrofit spark plugs and glow plugs. If the percentage is viewed in relation to performance, the increase amounts to 0.7 percentage points. The management team does not expect to be able to significantly reduce material expenses as a percentage of sales in the coming quarters due to high electronics growth. At 16.7% (15.8%), other operating expenses as a share of Group sales exceeded the previous year. Despite extensive pre-investments in the past business year and persistently high investments of EUR 6.0 (3.2) million in the first quarter, depreciation only increased slightly from EUR 4.9 million to EUR 5.2 million. As a considerable share of the investments went towards objects with a long useful economic life and corresponding periods of depreciation, such as the logistics centre, the share of depreciation remained almost steady at 7.5% (7.4%).

## EBIT and pre-tax profit

**in EUR million**


15
10
5
10.0
10.4
11.9*
11.4*
EBIT
Pre-tax profit
1st quarter 2002/03
1st quarter 2003/04

* incl. one-off tax-free income from sale of shares

## EBIT margin at 15% again

Earnings before interest and taxes (EBIT) increased by 4.0% to EUR 10.4 (10.0) million in the first quarter. The EBIT margin came to 15.0% (15.2%). The operating margin came in at 15.3% (17.0%) including tax-free capital gain from the sales of shares in the US companies Impco Technologies and Stoneridge totalling EUR 0.2 million following EUR 1.2 million in the previous year.

## Higher taxation and lack of tax-free income cause increase in tax rate

Tax-free income from the sale of shares in the US companies Impco Technologies and Stoneridge was insignificant in comparison with the same period in the previous year, contributing EUR 0.2 (1.2) million towards the pre-tax profit. Investment earnings and financial result increased by 14.3% from EUR 0.7 million to EUR 0.8 million. The Group earned 4.2% less before taxes, recording a pre-tax profit of EUR 11.4 (11.9) million.

As the sales of shares were not subject to taxes, the taxation as a percentage of sales was unusually low at 31.1% in the first quarter of the previous year. In addition, taxation increased considerably in Germany due to changes to fiscal law concerning the previously admissible allocation of corporate income tax credit to dividends. For BERU AG, this means additional tax payments of EUR 1.6 million this year. In total, taxes as a percentage of sales rose from 31.1% to 38.6%. BERU will work on making greater use of the options offered by the international interrelated production scheme on this score.

Net income in the first quarter therefore decreased by 14.6% to EUR 7.0 (8.2) million. The DVFA/SG result per share adjusted for one-off and exceptional factors was down by 7.1% to EUR 0.65 (0.70).

## Cash flow

**in EUR million**


20
10
13.2
12.3
1st quarter 2002/03
1st quarter 2003/04

## Cash position improves by 9%

The Group's cash flow reflects the high profitability of BERU's business, amounting to almost 18% of sales at EUR 12.3 (13.2) million. At EUR 6.1 (8.8) million, the operating free cash flow in the first quarter remained below the previous year's figure as planned due to significantly greater preinvestments. That corresponds to an OFCF return of 8.8%. Our goal for the 2003/04 business year is to generate an operating free cash flow of EUR 25 to 30 million again. Liquid assets and marketable securities increased by 8.9% to EUR 128.1 (117.7) million, representing 37.2% of the balance sheet total. Net cash improved by 7.4%, from EUR 97.6 million to EUR 104.8 million, while the balance sheet total grew by 4.7% to EUR 344.4 (329.0) million.

## Net cash position/ cash position

**in EUR million**


140
120
100
80
60
97.6
104.8
117.7
128.1
Net cash position
Cash position
31.3.2003
30.6.2003

## Outlook

Based on the newly launched Golf platform, whose diesel models are all to be fitted with both the ISS and BERU PTC ceramic heaters, BERU expects increasing sales dynamism in the second half-year, which should carry on into the following business year. The ramp-up of the ISS at DMAX in the USA in the third quarter will also contribute towards this boost. The GM/Isuzu joint venture produces the diesel engines for Isuzu and GM light trucks. Depending on the speed of the ramp-up and the diesel penetration of these significant launches, the new ISS and PTC products should reach the breakeven point as soon as possible. Preparations are already being made for the ramp-up of the ignition coil order for Renault, which should also kick off at the end of the third quarter.

The BERU management aims to generate an EBIT margin of at least 15% despite dilution of the EBIT margin by almost one percentage point due to the Eyquem takeover and the growing material share resulting from the expansion of the electronics business. Including the newly acquired BERU Eyquem, BERU plans to increase sales by up to 15% over and above the previous year.

# Consolidated balance sheet

**of BERU Aktiengesellschaft, Ludwigsburg, as at 30 June 2003**

**Assets**

| in EUR million | 30.6.2003 | 31.3.2003 |
|---|---|---|
| **Fixed assets** | | |
| Intangible assets | 12.3 | 13.2 |
| Property, plant and equipment | 84.6 | 83.0 |
| Financial assets | 4.5 | 4.5 |
| | **101.4** | **100.7** |
| **Current assets** | | |
| Inventories | 56.2 | 43.7 |
| Accounts receivable and other assets | | |
| Trade accounts receivable | 50.0 | 58.9 |
| Accounts receivable from affiliated companies | 3.3 | 3.5 |
| Other assets | 4.6 | 3.4 |
| | **57.9** | **65.8** |
| Marketable securities | 65.1 | 65.5 |
| Liquid assets | 63.0 | 52.2 |
| | **242.2** | **227.2** |
| **Deferred charges and prepaid expenses** | **0.8** | **1.1** |
| | **344.4** | **329.0** |

# Consolidated balance sheet

**of BERU Aktiengesellschaft, Ludwigsburg, as at 30 June 2003**

**Equity and liabilities**

| in EUR million | 30.6.2003 | 31.3.2003 |
|---|---|---|
| **Shareholders' equity** | | |
| Subscribed capital | 26.0 | 26.0 |
| Capital surplus | 73.1 | 73.1 |
| Earnings reserves | 121.2 | 121.3 |
| Retained earnings | 28.2 | 21.0 |
| Other shareholders' equity | 1.3 | 1.2 |
| | **249.8** | **242.6** |
| **Special items from investment subsidies** | **2.1** | **2.1** |
| **Provisions** | | |
| Provisions for pensions and similar obligations | 12.3 | 12.2 |
| Other provisions | 30.5 | 29.3 |
| | **42.8** | **41.5** |
| **Liabilities** | | |
| Liabilities due to banks | 23.3 | 20.1 |
| Trade accounts payable | 17.4 | 14.1 |
| Notes | 1.8 | 1.4 |
| Accounts due to affiliated companies | 0.1 | 0.7 |
| Other liabilities | 7.1 | 6.5 |
| | **49.7** | **42.8** |
| **Deferred expenses and accruals** | **0.0** | **0.0** |
| | **344.4** | **329.0** |

# Consolidated profit and loss account

**of BERU Aktiengesellschaft, Ludwigsburg for the period from 1 April to 30 June 2003**

| in EUR million | 2003/04 | 2002/03 | Change |
|---|---|---|---|
| Sales | 69.4 | 66.0 | 5.2% |
| Change in inventory of finished products and work in process | 2.9 | 2.3 | 26.1% |
| Other capitalised own work | 0.1 | 0.1 | 0.0% |
| Other operating income | 2.7 | 3.0 | - 10.0% |
| | **75.1** | **71.4** | **5.2%** |
| Material costs | - 25.2 | - 23.3 | 8.2% |
| Personnel expenses | - 22.5 | - 21.6 | 4.2% |
| Depreciation of intangible assets, plant and equipment | - 5.2 | - 4.9 | 6.1% |
| Other operating expenses | - 11.6 | - 10.4 | 11.5% |
| **Profit before investment and financial result and taxes** | **10.6** | **11.2** | **- 5.4%** |
| Income from loans from financial assets | 0.0 | 0.0 | 0.0% |
| Income from associated companies | 0.1 | 0.0 | 100.0% |
| Other interest and similar income | 1.1 | 1.0 | 10.0% |
| Depreciation of securities in current assets | 0.0 | 0.0 | 0.0% |
| Interest and similar expenses | - 0.4 | - 0.3 | 33.3% |
| **Investment earnings and financial result** | **0.8** | **0.7** | **14.3%** |
| **Income from ordinary activities** | **11.4** | **11.9** | **- 4.2%** |
| Taxes on income and earnings | - 4.3 | - 3.6 | 19.4% |
| Other taxes | - 0.1 | - 0.1 | 0.0% |
| **Net income** | **7.0** | **8.2** | **- 14.6%** |
| Third parties' share in profits | - 0.1 | 0.0 | - 100.0% |
| **Consolidated earnings** | **6.9** | **8.2** | **- 15.9%** |
| DVFA earnings per share (in EUR) | 0.65 | 0.70 | - 7.1% |

# Cash flow statement of the Group

**of BERU Aktiengesellschaft, Ludwigsburg for the period from 1 April to 30 June 2003**

| In EUR million | 2003/04 | 2002/03 |
|---|---|---|
| Net income (including shares in results by minority shareholders) | 7.0 | 8.2 |
| Depreciation of intangible fixed assets and tangible assets | 5.2 | 4.9 |
| Increase (Decrease) in accruals | 1.3 | – 0.5 |
| Other income/expenses not affecting cash flow | 0.0 | 0.0 |
| Profits from the disposal of intangible fixed assets and tangible assets | 0.0 | 0.0 |
| Profits from the disposal of securities in current assets | – 0.4 | – 1.9 |
| Increase (Decrease) in inventories, trade receivables as well as other liabilities not allocated to investment or financing activities | – 4.3 | 9.0 |
| Increase (Decrease) in liabilities arising from trade receivables as well as other liabilities not allocated to investment financing activities | 3.7 | – 4.6 |
| **Cash flow from current operating activities** | **12.5** | **15.1** |
| Deposits arising from the disposal of fixed assets | 0.0 | 0.6 |
| Payments for investments in fixed assets | – 6.0 | – 3.0 |
| Deposits arising from the disposal of intangible assets | 0.0 | 0.0 |
| Payments for investments in intangible assets | 0.0 | – 0.2 |
| Deposits arising from the disposal of financial assets | 0.1 | 0.0 |
| Payments for investments in financial assets | 0.0 | 0.0 |
| Payments for the acquisition of consolidated companies | 0.0 | 0.0 |
| Deposits arising from financial assets as part of temporary financial management | 2.5 | 8.8 |
| Payments arising from financial assets as part of temporary financial management | 0.0 | 0.0 |
| **Cash flow from investment activities** | **– 3.4** | **6.2** |
| Payments for dividends | 0.0 | 0.0 |
| Deposits arising from taking up finance credits | 3.6 | 0.4 |
| Payments arising from finance credit amortization payments | – 0.4 | – 1.5 |
| **Cash flow from financing activities** | **3.2** | **– 1.1** |
| Changes in funds affecting cash flow | 12.3 | 20.2 |
| Changes in funds not affecting cash flow | 0.1 | 0.2 |
| Changes in funds resulting from consolidated companies | 0.0 | 0.0 |
| Total funds at the beginning of the period | 111.8 | 93.4 |
| **Total funds at the end of the period** | **124.2** | **113.8** |

# Group cash flow

**of BERU Aktiengesellschaft, Ludwigsburg for the period from 1 April to 30 June 2003**

| in EUR million | 2003/04 | 2002/03 | Change |
|---|---|---|---|
| Net income | 7.0 | 8.2 | - 14.6% |
| Depreciation | 5.2 | 4.9 | 6.1% |
| Change in long-term accruals | 0.1 | 0.1 | 0.0% |
| | **12.3** | **13.2** | **- 6.8%** |

# Group sales by division (distribution channels)

**of BERU Aktiengesellschaft, Ludwigsburg for the period from 1 April to 30 June 2003**

| in EUR million | 2003/04 | 2002/03 | Change |
|---|---|---|---|
| OEM | 46.8 | 43.8 | 6.8% |
| Aftermarket | 17.0 | 17.2 | - 1.2% |
| General industry | 5.6 | 5.0 | 12.0% |
| | **69.4** | **66.0** | **5.2%** |

# Financial Dates 2003/04

| | |
|---|---|
| 2003 Annual General Meeting | 16 September 2003 |
| Interim report on the 1st half-year 2003/04 | 13 November 2003 |
| Report on the 3rd quarter 2003/04 | 12 February 2004 |
| Preliminary report on the 2003/04 financial year | 27 May 2004 |
| Balance sheet press conference on the 2003/04 financial year | 07 July 2004 |
| DVFA analysts' conference 2003/04 | 08 July 2004 |
| Report on the 1st quarter 2004/05 | 19 August 2004 |
| 2004 Annual General Meeting | 14 September 2004 |
| Interim report on the 1st half-year 2004/05 | 18 November 2004 |

# BERU stock price compared to CDAX

**as at April 2002**



in percent
120
110
100
90
80
70
60
50
40
30
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BERU share indexed (1 April 2002 = 100)
CDAX, indexed (1 April 2002 = 100)



BERU Aktiengesellschaft
Corporate Communications / Investor Relations
Mörikestraße 155
71636 Ludwigsburg
Germany
Phone: +49-71 41-132 246
Fax: +49-71 41-132 586
www.beru.com

# BERU A.G.

## Index of Documents attached as Exhibit A to the Application for Exemption Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended

**Volume 2 of 2**

**A. FINANCIAL REPORTS**

1. Annual Report 2001/02
2. Annual Report 2002/03
3. Interim Report on the first half-year 2001/02
4. Report on the 1st quarter 2002/03
5. Report on the 1st half-year 2002/03
6. 9-months Report 2002/03
7. Report on the 1st quarter 2003/04

**B. INVITATIONS TO AGM**

1. Invitation to AGM 18 September 2002
2. Invitation to AGM 16 September 2003

**C. PRESS RELEASES BUSINESS YEAR 2002/03**

| | | |
|---|---|---|
| 1. | 16 May 2002 | BERU ends the year with profits up 28% |
| 2. | 29 May 2002 | BERU wins large contracts to Supply Diesel Cold-Start technology |
| 3. | 25 June 2002 | BERU increases dividends by 20% after a record year – large contract to supply diesel cold-start technology |
| 4. | 13 August 2002 | BERU grows Q1 sales and net income in difficult economic environment |
| 5. | 14 November 2002 | BERU: moderate sales growth in the first half year 2002/03 |
| 6. | 11 December 2002 | BERU starts share buyback |
| 7. | 12 December 2002 | BERU Group announces changes in Management Board |
| 8. | 17 January 2003 | BERU Group approved for Prime Standard Segment |
| 9. | 12 February 2003 | BERU AG in the new MDAX |
| 10. | 13 February 2003 | Diesel cold-start and growth in electronics keep BERU sales up |
| 11. | 20 February 2003 | Mercedes starts with BERU ISS |

| | | |
|---|---|---|
| 12 | 07 March 2003 | BERU monitors tire pressure for Mercedes-Benz commercial vehicles and Schmitz Cargobull |

**D. PRESS RELEASES BUSINESS YEAR 2003/04**

| | | |
|---|---|---|
| 1. | 01 April 2003 | Marco v. Maltzan now Chairman of the Managing Board of BERU AG |
| 2. | 15 May 2003 | BERU Group posts higher operating results despite weak car market |
| 3. | 12 June 2003 | BERU acquires Johnson Control spark plug division |
| 4. | 18 June 2003 | BERU monitors tire pressure for Audi |
| 5. | 24 June 2003 | Higher sales expected following acquisition – dividend of EUR 1.10 per share |
| 6. | 14 August 2003 | BERU increases sales by over 5% in the first quarter |
| 7. | 2 September 2003 | BERU expands diesel business with Renault-Nissan |
| 8. | 17 September 2003 | BERU Annual General Meeting agrees to buy-back shares and confirms unchanged dividend of EUR 1.10 |

BERU

# BERU ends the year with profits up 28 %



Content: Preliminary results for the 2001/02 business year

Target group: Investors, business and press

Ludwigsburg, May 16, 2002 --- **The BERU AG further increased sales and profits in the 2001/02 business year which closed on March 31, 2002. For the first time, the Ludwigsburg-based Group generated sales of more than 300 million Euros. Sales at 303.1 (276.5) million Euros were 9.6 % up on last year. Group net income increased 27.7 % to 42.4 (33.2) million Euros. Fourth quarter results were burdened by the first-time inclusion of the subsidiaries, REMIX Group Electronics RT in Tiszakécske, Hungary and F1 Systems Ltd. in Diss, Great Britain. Preliminary DVFA earnings per share increased to 3.51 (3.25) Euros per share and were thus 8.0 % up on last year. According to the company's management, 2002 will continue to be characterized by difficult market conditions but further increases in sales and profits are planned.**

**Diesel technology and automobile electronics generate growth**

In spite of weak markets, strong growth in, above all, diesel cold-start technology and tire pressure monitoring systems increased BERU Group sales by 9.6 % from 276.5 million Euros to 303.1 million Euros. The Hungarian subsidiary, REMIX Electronics RT and F1 Systems in Diss, Great Britain were consolidated for the first time and contributed sales of 6.9 million Euros. Originally, the company had planned to increase sales and profits by 5 %. With a workforce totalling 2,256 (2,095), the Group employed 7.7 % more people than last year.

In the core business sector of diesel cold-start systems, sales increased by 5.3 % to 158.4 (150.5) million Euros. As a result of a a decline in the sales of water heater plugs for non-motor applications, growth was slightly under the growth in global diesel engine production which at 6 % maintained the trend. BERU's business with diesel cold-start and flame-start systems for commercial vehicles performed weak. In spite of a first-quarter decline in car sales totalling 4 % in Western Europe, management expects the growth in diesel-powered cars to continue unabated. The introduction of the ISS 2000 diesel instant start system to all BMW cars was a complete success and has set new standards regarding emissions and ease of starting for diesel engines.

03 OCT 31 AM 7:21

Sales of ignition systems for petrol engines increased by 3.2 % to 92.4 (89.2) million Euros. Weak car output in Europe, particularly in Germany along with the ending of a contract to supply ignition coils to the VW Group caused sales to fall by 7 % in the fourth quarter. This fall will be balanced-out in the second half-year by contracts from a French manufacturer to supply a new type of pencil ignition coil. The high-margin after-market business, both in the diesel and ignition areas, profited from the international expansion of business in Europe, Asia and the USA and expanded yet again.

**BERU** Aktiengesellschaft, Sitz Ludwigsburg, Amtsgericht Ludwigsburg HRB 5087 · Aufsichtsratsvorsitzender: Dr. Gerhard Wacker · Vorstand: Ulrich Ruetz (Vors.), Bernhard Herzig, Dr. Rainer Podeswa
**ILN** 40 14427 00000 6 · **USt.-Id.Nr:** VAT Legisl.: Code d'id TVA: DE 812 173 364 · **Banken:** Bankers: Banques: Deutsche Bank, Ludwigsburg (BLZ 604 700 82) 132 068, S.W.I.F.T.-CODE: DEUTDESS604 · BW-Bank, Ludwigsburg (BLZ 604 300 60) 832 37370 00, S.W.I.F.T.-CODE: BWBKDE6S600 · CIAL, STRASBOURG RIB 10037/00100/10101217438/57
Commerzbank, Ludwigsburg (BLZ 604 400 73) 735 0440 00, S.W.I.F.T.-CODE: COBADEFF604 · Kreissparkasse, Ludwigsburg (BLZ 604 500 50) 18 700, S.W.I.F.T.-Code: SOLADES1LBG
**Telefon:** ++49-7141-132-0 · **Telefax:** ++49-7141-13 23 50 Zentrale · **Telex:** 7 264 434 Export

**OEM contracts and strong growth with new electronic products**
The strongest growth was recorded by the business areas, electronics and sensors. Sales increased by 42.1 % to 52.3 (36.8) million Euros with F1 Systems contributing 6.1 million Euros. The company also increased the sales of tire pressure monitoring systems by 59.7 % to 10.7 (6.7) million Euros. This development was assisted by the roll-out of new vehicle platforms in Europe and higher levels of standard equipment fitted to German luxury cars. The company was also awarded another large contract to supply newly-developed PTC (Positive Temperature Coefficient) systems. Starting in the second half of 2003, BERU will fit the new Ford Focus platform with auxiliary electronic interior heating systems. After introduction, BERU will supply more than 450,000 systems annually. At the end of 2002, BERU will fit the largest automobile platform in Europe, the VW Golf platform, with these high-performance ceramic heaters and the corresponding control electronics.

**First-time consolidation of subsidiaries burdens profits**
The first-time or rather, full consolidation of the subsidiaries, REMIX and F1 Technologies in the past year as well as restructuring expenses at subsidiary BERU Korea Co. Ltd. in Chungju City (formerly Hyunil Electronics Co. Ltd., Chungju City, Korea) and for the merger of the French subsidiaries, BERU S.a.r.l. in Saint Germain and BERU Musorb S.A., La Fertè-Macè burdened fourth quarter profits by 4.0 million Euros. F1 in particular, failed to meet targets. The usual strong demand in the lead-up to the racing season was very slack due to cost-cutting by important racing teams. Another problem was production start-up costs. Due to the adoption of electronic tire pressure monitoring by more racing teams as well as an expansion in the number of customers, management forecasts higher sales and a turn-around by the end of this year. At the Hungarian company REMIX, the facilities in Budapest and Tiszakécske will be merged. The workforce will be reduced by 50 % following the far-reaching automation of electronic component manufacturing and the implementation of efficiency-improving measures. An expansion of the product program and higher output figures should also generate a rapid improvement in profitability.

At the same time, the company continued its product offensive in the field of automobile electronics: In the past year, the company invested almost 9 million Euros in the expansion of development activities in the business areas of electronics and sensors.

BERU generated a capital gain totalling 5.7 million Euros (of which 4.6 million Euros were tax-free) from the disposal of shares in the US companies, Stoneridge, Inc. Warren USA and Impco Technologies in Cerritos, USA which was booked as other operating income. As a result of operating losses and restructuring expenses at subsidiaries as well as the high development costs of future technologies, the company achieved an operating margin of 18.3 (19.3) %. The operating result increased from 53.4 million Euros to 55.6 million Euros. Adjusted for the disposal of shares, EBIT was 49.9 (53.4) million Euros, which corresponds to a margin of 16.5 %. If the burdens of the first-time consolidation of subsidiaries are excluded, EBIT would have been 53.9 million Euros. Lower interest levels made the financial and investment result fall 15.5 % to 3.8 (4.5) million Euros. Pre-tax profits were up 2.7 % on the previous year at 59.4 (57.8) million Euros.

**Group net income up 28 %**

The optimized tax structure of the Group's international manufacturing facilities along with the tax-free disposal of investments had the effect of reducing the Group's tax rate to 28.6 (42.6) percentage points. Company after-tax earnings were up 27.7 %. Group net income got a significant boost and totalled 42.4 million Euros after 33.2 million Euros the previous year. Provisional earnings per share (adjusted for one-offs according to DVFA) improved by 8 % to 3.51 (3.25).

**Operating Free Cash Flow doubled**

BERU invested 17.0 (33.0) million Euros in property, plant and equipment to consolidate its international market leadership in the field of diesel cold-start technology and to strengthen its new electronic components activities. The largest share was accounted for by new manufacturing facilities for PTC auxiliary heating systems, tire pressure monitoring and diesel instant start systems at our electronics facility in Bretten, Germany. BERU succeeded in more than doubling operating Free Cash Flow (excluding one-off income) from 18.9 million Euros to 41.1 million Euros.

**Management forecasts growth**

" In spite of weakness in the automobile sector and high investments in the expansion of vehicle electronics, especially tire pressure monitoring and PTC systems, our sales and profitability are up on last year. Operating Free Cash Flow reached record levels in the fourth quarter. New products will boost sales from the end of 2002 on. In view of the slack economic climate, the objectives for the current business year are to further increase sales and profitability by organic growth" said Ulrich Ruetz, the CEO and Chairman of the Board. "The problems at the loss-making subsidiaries have been identified and are being rectified. Particularly at REMIX and F1 Systems, the aim is to develop profitability towards double-digit operating margins with aggressive cost-cutting programs which have already started as well as expanding the number of customers and the product portfolios. Maintaining and expanding the profitability and financial strength of the Group will continue to be management's first priority."

## Preliminary figures

| Business year | | 2000/01 | 2001/02 |
|---|---|---|---|
| Sales revenue | mn Euros | 276.5 | 303.1 |
| Investments in property, plant and equipment | mn Euros | 33.0 | 17.0 |
| Income from ordinary activities | mn Euros | 57.8 | 59.4 |
| EBIT | mn Euros | 53.4 | 55.6 |
| EBIT* | mn Euros | 53.4 | 49.9 |
| Net income | mn Euros | 33.2 | 42.4 |
| Generated outside Germany (in %) | | 56.1 | 61.5 |
| Employees (yearly average) | | 1,929 | 2,002 |

* excl. disposal of shares in Impco/Stoneridge

*BERU AG has been a listed public company since October 1997. The company is the leading manufacturer of diesel cold-start systems with an estimated world-wide market share of 40% for glow plugs. In the field of ignition technology for gasoline engines BERU is one of the four major manufacturers in Europe. BERU has significantly expanded in the field of electronics and specializes in complete, electronic system solutions. The company also produces sensors and ignition systems for the oil and gas burner industry. Almost all OE-manufacturers of automobiles, commercial vehicles and engines are BERU's customers. The company's headquarters are located in Ludwigsburg/Germany.*

**For further information, please contact:**

**BERU AG**
**Investor and Public Relations**
Stephan Haas
Mörikestr. 155
71636 Ludwigsburg
Germany
Tel.: 07141-132-246
Fax: 07141-132-586
e-mail:
stephan.haas@beru.de

# Press Release

BERU

# BERU Wins Large Contracts to Supply Diesel Cold-Start Technology



Contents: BERU wins large contract to supply diesel cold-start technology

Target group: Investors, business and ----ialist

Ludwigsburg, May 29, 2002 --- **The BERU AG has been awarded a number of large contracts to supply diesel cold-start technology to the French PSA Group and the Japanese manufacturer, ISUZU. BERU, which generated Euro 158.4 million or more than 50 % of its sales in the diesel technology sector during the business year 2001/02, will equip several platforms of PSA Group's new generation of diesel engines with glow plugs from 2003 on. At the same time, ISUZU has chosen the BERU Group to supply its new electronic instant diesel start system. The volume of the orders should total almost Euro 20 million per annum valid until 2006.**

In spite of general weakness in the automotive sector, diesel-powered cars are experiencing continuing growth. Although new car registrations in Western Europe fell by 4 % in the first quarter, diesel car sales increased by more than 11 %. The contracts are of particular significance because the PSA Group, together with VW, is one of the largest manufacturers of diesel-powered cars. As part of a new cooperation agreement on diesel engines, the new generation of PSA engines will also be used by Ford. The diesel instant start system ordered by ISUZU will almost double the company's sales per vehicle and BERU expects further orders and growth in the next few years.

03 OCT 31 AM 7:21

BERU is also planning further profitable acquistion-driven growth in the current business year totalling Euro 70 to 80 million. The company's management is focussing on expanding core business activities in the fields of diesel cold-start technology, gasoline ignition technology and the widening of the product portfolio in the aftermarket sector but also with automobile electronics and sensors. The company is currently negotiating in European countries as well as the USA. In the 2001/02 business year which ended March 31, the BERU Group increased its sales by 10 % to Euro 303.1(276.5) million and Group net income increased by 28 % to Euro 42.2 (33.2) million.

*BERU AG in Ludwigsburg/Germany has been a listed public company since October 1997. In the last business year, the company generated sales of Euro 303.1 million with 2,250 employees worldwide. With an an estimated world-wide market share of 40% for glow plugs, BERU is the global leader in the field of diesel cold-start technology. In the field of ignition technology for gasoline engines BERU is one of the four major manufacturers in Europe. BERU has significantly expanded in the field of electronics and specializes in complete, electronic system solutions for the automotive industry. BERU is also the exclusive supplier of electronic tire pressure monitoring systems to the German automobile industry. Almost all OE-manufacturers of automobiles, commercial vehicles and engines are BERU's customers.*

**Fo ------,**
**please contact:**

**BERU AG**
**Investor and Public Relations**
Stephan Haas
Mörikestr. 155
71636 Ludwigsburg
Germany
Tel.: 07141-132-246
Fax: 07141-132-586
e-mail:
stephan.haas@beru.de

BERU

# BERU increases dividends by 20 % after a record year - Large contract to supply diesel cold-start technology



Contents: Result of the 2001/02 business year

Target group: Investors, business and specialist press

Ludwigsburg, June 25, 2002 --- **The BERU AG continued its growth in the 2001/2002 business year which ended on March 31, 2002. For the first time, Group sales passed the EUR 300 million mark//threshold and increased by 9.6% to EUR 303.1 (276.5) million. Group net income increased by 27.7% to EUR 42.4 (33.2) million. The first-time consolidation of the subsidiaries, REMIX Group Electronics Rt. in Tiszakécske, Hungary and F1 Harness Systems Ltd. in Diss, Great Britain burdened the result in the fourth quarter. Earnings per share rose by 8.0% to EUR 3.51 (3.25). The Board of Management and the Supervisory Board will propose a 20% increase in dividends from EUR 0.92 to EUR 1.10 at the company's Annual General Meeting on September 18, 2002.**

## Diesel cold-start technology and automobile electronics continue to fuel growth

Against a background of weak markets, strong growth in, above all, diesel cold-start technology and tire pressure monitoring systems increased BERU Group sales by 9.6 % from EUR 276.5 million to EUR 303.1 million. The Hungarian subsidiary, REMIX Group Electronics Rt and F1 Harness Systems in Diss, Great Britain were consolidated for the first time and contributed sales of EUR 6.9 million. The company thus clearly exceeded its stated objective of increasing sales and profitability by five percent.

## Major contract to supply new diesel instant-start systems

Once again, BERU generated more than half of its earnings in its core business sector, Diesel cold-start technology. These products accounted for 52.3 % of Group sales. Sales revenues increased by 5.2 % to EUR 158.4 (150.5) million. In spite of declines in the sales of non-engine water heaters and a double-digit drop in sales to commercial vehicle manufacturers, growth was only slightly down on the 6 % increase in global diesel engine production. In early May and following BMW, ISUZU decided to introduce the BERU diesel instant start system and currently the VW Group has awarded BERU the contract to equip the new VW-Golf platform, the largest vehicle platform in Europe. The Ludwigsburg-based expertise was successful against stiff international competition and BERU as the sole supplier, will begin production in the third quarter of this year. After the start-up phase, the number of systems manufactured for VW should be between 800,000 and 1 million per year and the annual sales revenues by 2004 should exceed EUR 20 million.

In spite of weakness in the corresponding sectors, BERU's Ignition technology business increased by 3.6 % to EUR 92.4 (89.2) million. Growth in the Sensors and Electronics business area also clearly exceeded expectations and generated the strongest growth with an increase of 42.1 %

**BERU** Aktiengesellschaft, Sitz Ludwigsburg, Amtsgericht Ludwigsburg HRB 5087 · Aufsichtsratsvorsitzender: Dr. Gerhard Wacker · Vorstand: Ulrich Ruetz (Vors.), Bernhard Herzig, Dr. Rainer Podeswa
**ILN** 40 14427 00000 6 · **USt.-Id.Nr:** VAT Legisl.: Code d'id TVA: DE 812 173 364 · **Banken:** Bankers: Banques: Deutsche Bank, Ludwigsburg (BLZ 604 700 82) 132 068, S.W.I.F.T.-CODE: DEUTDESS604 · BW-Bank, Ludwigsburg (BLZ 604 300 60) 832 37370 00, S.W.I.F.T.-CODE: BWBKDE6S600 · CIAL, STRASBOURG RIB 10037/00100/10101217438/57
Commerzbank, Ludwigsburg (BLZ 604 400 73) 735 0440 00, S.W.I.F.T.-CODE: COBADEFF604 · Kreissparkasse, Ludwigsburg (BLZ 604 500 50) 18 700, S.W.I.F.T.-Code: SOLADES1LBG
**Telefon:** ++49-7141-132-0 · **Telefax:** ++49-7141-13 23 50 Zentrale · **Telex:** 7 264 434 Export

to EUR 52.3 (36.8 million). Tire pressure monitoring business, which belongs to the area sensors and electronics, developed very positively. With an increase in sales of 59.7 % to EUR 10.7 (6.7) million, growth with these products was the strongest.

**Growth in electronics causes cost of materials to increase**

Personnel costs at 28.9 % (29.5) were down on last year by 0.6 percentage points. At the balance sheet due date, the number of Group employees increased from 2,095 to 2,256. The cost of materials increased by 3.1 percentage points to 36.6 % as a result of the greater share of electronic components in our products. The share of other operating expenses to sales fell by 0.2 percentage points to 15.5 %.

**Profits from the sale of shares**

The disposal of shares in the US companies Stoneridge Inc. in Warren/USA and Impco Technologies Inc. in Cerritos/USA as well as treasury stock generated a total of EUR 5.7 million, of which EUR 4.6 million was tax-free, and was booked as other operating income.

**First-time consolidation of subsidiaries burden profits**

The first-time or rather, full consolidation of the subsidiaries, Remix and F1 Technologies in the past year as well as restructuring expenses at the Korean subsidiary BERU Korea Co. Ltd in Chungju City (formerly Hyunil Electronics Co., Ltd. in Chungju City, Korea) and for the merger of the French subsidiaries, BERU S.a.r.l. in Saint Germain and BERU Musorb S.A. in La Ferté-Macé burdened fourth quarter profits by EUR 4.0 million. F1 in particular, failed to meet targets.

**EBIT margin at 18.3 %**

The operating result along with extraordinary items increased by 2.2 percentage points to EUR 55.6 (53.4) million. Adjusted for the sales of shares totalling EUR 5.7 million, EBIT reached EUR 49.9 (53.4) million. As a result of operating losses and restructuring expenses at subsidiaries as well as the high development costs of future technologies totalling EUR 8.5 million, the company achieved an EBIT margin of 18.3 after 19.3 % in the 2000/01 business year. The financial and investment result slipped slightly from EUR 4.4 million to EUR 3.8 million. The company's management is certain that the EBIT margin would have at least matched the previous year's level had it not been for the consolidation effects and considerable development costs.

**Pre-tax return almost 20 %**

Pre-tax profits were 2.8 % up on last year and totalled EUR 59.4 (57.8) million. Pre-tax return was 19.6 %. The Group succeeded in significantly cutting its tax rate from 42.6 % to 28.6 %. Adjusted for the tax-free income, the tax rate would have been up 2.4 percentage points at 31.0 %. After taxes, BERU earnings were up 27.7 % and increased the Group's net income to EUR 42.4 million following EUR 33.2 million last year.

**Earnings per share up 8 %**

After adjustment for one-off events and extraordinary factors, the DVFA/SG result increased to EUR 34.9 (32.4) million. Earnings per share increased by 8 % to EUR 3.51 (3.25) per share.

**Dividends to increase by 20 %**

The Board of Management and the Supervisory Board will propose a 20 % increase in dividends from EUR 0.92 to EUR 1.10 at the company's Annual General Meeting on September 18, 2002.

**Cashflow oriented decline in expenditures for fixed assets**

Investment volume in 2001/02 was down on the EUR 33.0 million capital expenditures for fixed assets the year before. Operating free cash flow before one-off effects at EUR 41.3 (19.8) million thus more than doubled. BERU invested EUR 17.0 (33.0) million to consolidate its international market leadership in the field of diesel cold-start technology and to strengthen its new electronic components activities. Total investments were EUR 18.4 million. Depreciation increased from EUR 20.2 million to EUR 22.4 million.

**Focusing on Innovation**

For the 2002/03 business year, the company is planning capital expenditure of about EUR 30.0 to 33.0 million. Large investments will be made in the development of new products. The company will concentrate on its core strengths of diesel cold-start technology and vehicle electronics. In this regard, the company's management assumes that R&D expenses will again be between 7 and 8 % of Group sales.

The Chairman of the BERU AG Board, Ulrich Ruetz forecasts a difficult 2002, "We will continue to invest heavily in the run-up to the new tire pressure monitoring and PTC heating systems which will make increasing contributions to Group sales next year. In our research laboratories, we are already examining new concepts such as in the case of particulate filters. As regards the global passenger car market, we expect noticeable production improvements in 2003 at the earliest. Nevertheless we plan increases in organic sales and profits in 2002/03 generated by growth in diesel cold-start technology and electronics if the markets, i.e. car manufacturing does not cool off further. In this business year, external growth will contribute significantly to the growth of the Group" EUR 110 million in cash are are ready to be allocated.

## Corporate Figures

| in Mio Euro | 2001/02 | 2000/01 |
|---|---|---|
| | | |
| **Sales** | **303.1** | **276.5** |
| Investments in plant, property and equipment | 17.0 | 33.0 |
| Depreciation | -22.4 | -20.2 |
| Material costs | -110.8 | -92.6 |
| Personnel expenses | -87.6 | -81.8 |
| Other operating expenses | -47.0 | -43.5 |
| **Operating profit** | **55.6*** | **53.4** |
| Financial result | 3.8 | 4.4 |
| **Income from ordinary activities** | **59.4** | **57.8** |
| **Pre-tax profit** | **59.4** | **57.8** |
| Taxes on income | -17.0 | -24.6 |
| **Profit after taxes** | **42.4** | **33.2** |
| **DVFA/SG earnings** | 34.9 | 32.4 |
| **Earnings per share** (in Euro) | **3.51** | **3.25** |
| Export share | 61.5% | 56.1% |
| Dividend per share (in Euro) | 1.10 | 0.92 |
| Employees (yearly average) | 2,036 | 1,929 |
| * incl. 5.7 mn sales in Impco/SRI/own shares | | |

*BERU AG in Ludwigsburg/Germany has been a listed public company since October 1997. In the last business year, the company generated sales of Euro 303.1 million with 2,250 employees worldwide. With an an estimated world-wide market share of 40% for glow plugs, BERU is the global leader in the field of diesel cold-start technology. In the field of ignition technology for gasoline engines BERU is one of the four major manufacturers in Europe. BERU has significantly expanded in the field of electronics and specializes in complete, electronic system solutions for the automotive industry. BERU is also the exclusive supplier of electronic tire pressure monitoring systems to the German automobile industry. Almost all OE-manufacturers of automobiles, commercial vehicles and engines are BERU's customers.*

**For further information please contact:**

**BERU AG**
**Investor Relations/ Corporate Communications**
Stephan Haas
Mörikestr. 155
71636 Ludwigsburg
Germany
Tel.: ++ 49-7141-132-246
Fax: ++ 49-7141-132-586
e-mail:
stephan.haas@beru.de

# Press release

BERU

## BERU grows Q1 sales and net income in difficult economic environment



Contents: First quarter results for the business year 2002/03

Target group: Investors, business and specialist press

Ludwigsburg, August 13, 2002 --- **In the first three months of the 2002/03 business year (1 April to 30 June 2002), BERU Group in Ludwigsburg/Germany increased group sales by 1.5% from EUR 65.0 to 66.0 million. After-tax profits rose by 12.3% to EUR 8.2 (7.3) million. BERU succeeded in increasing of electronic tire pressure monitoring systems by 116.7% to EUR 3.9 million. Tire pressure monitoring is part of the company´s Electronics and Sensors business area which recorded the strongest growth of 31.0% to EUR 13.1 (10.0) million. At EUR 0.70 (0.67), earnings per share (adjusted for one-offs, according to DVFA/SG standards) were 4.5 % up on the previous year´s level.**

**EBIT margin again over 15%**

In spite of continuing cost of research and development in the areas of Electronics and Sensors and persisting burdens resulting from restructuring measures at F1 Harness Systems Ltd., Diss, UK and REMIX Group Electronics Rt., Tiszakécske, Hungary BERU succeeded in maintaining its EBIT margin at the high level of 15.2 (15.7)%. EBIT totalled EUR 10.0 (10.2) million. The operating margin including the EUR 1.2 million tax-free income from the divestment of shares of the US company Impco Technologies, Inc. Cerritos reached 17.0 %. The operating result increased by 9.8 % to EUR 11.2 million after totalling EUR 10.2 million in the year before.

**Net income up by 12%**

The sharp fall in interest rates levels as well as the short-term necessity to have cash available for acquisition projects resulted in investment earnings and financial result contracting by 36.4% to EUR 0.7 (1.1) million. Profits before taxes were 5.3 % up on last year and the pre-tax earnings totalled EUR 11.9 (11.3) million. First-three-month net income was up 12.3 % to EUR 8.2 (7.3) million. Earnings per share adjusted for one-offs and extraordinary effects increased by 4.5 % to EUR 0.70 after EUR 0.67 last year.

**Cost of materials noticeably down**

In spite of increased sales in the generally cost of materials-intensive area of Electronics and Sensors, the overall cost of materials dropped from 39.2 % to 35.3 %. Compared to the beginning of the business year, the number of employees in the BERU Group fell from 2,256 to 2,213. However, the figure was clearly up on the 2,083 people employed in the last first quarter. This resulted from personnel reductions which were part of restructuring measures at the REMIX and Hyunil Electronics Co. Ltd., Korea subsidiaries and the continuing automation of manufacturing processes at these two facilities. Compared to the last first quarter, personnel costs increased to 32.7 (30.6)%. This already includes the one-off lump-sum payment due in June which formed part of the 2002 pay negotiations in Germany and which contributed to increasing personnel costs.

**Diesel growth remains the most important pilla**

In its core business field and most important area in terms of sales, namely Diesel Cold start Technology, BERU increased its sales by 1.5 % to EUR 33.2 (32.7) million. On the OEM side in Europe, BERU increased diesel cold-start sales by more than 9%. Declines in water heater plugs for car interior heating which are due to be phased out this year as well as continuing weakness in the commercial vehicle business thwarted higher growth. Electronic PTC auxiliary heating systems from BERU AG will replace water heater plugs in the future and together with the diesel Instant Start System will be fitted to Europe's largest platform, the VW Golf platform from the fourth quarter on. In the USA and Asia, sales were weaker due to market conditions and in Korea, a long strike at the Hyundai Motor Corporation burdened sales. In the USA, there are some clear signs that a number of manufacturers are preparing for an increase in the share of diesel-powered cars in North America.

**Difficult times for Ignition Technology**

The company's ignition technology sector for gasoline engines was hit by global weakness in the automobile industry and sector sales fell by 11.7% to EUR 19.7 (22.3) million. Apart from the strike-related decline in Korea, sales of ignition connectors also dropped. Aftermarket sales allowed BERU to largely match last year's spark plug business. With new supply contracts for advanced ignition coils for Renault coming on stream, sales of ignition coils are due to rise again towards the end of the third quarter.

**31 % growth in the Electronics and Sensors business area**

The business area of Electronics and Sensors recorded the strongest growth. This was assisted by a hefty pick up in tire pressure monitoring sales and a 23% increase in sensors and electronic control units. BERU increased sales in this area by 31% to EUR 13.1 (10.0) million. The company is also expecting this business area to expand in the future and it accounted for 19.8 (15.4) % of total Group sales.

**Tire Pressure Monitoring expanding rapidly**

In the area of electronic tire pressure monitoring, BERU increased first-quarter sales by 116.7% to EUR 3.9 (1.8) million. Interestingly, the planned legislative requirement to fit tire pressure monitoring systems in the USA from November 2003 on has also led to increasing fitting rates by BERU customers in Europe. At present, BERU AG supplies the Tire Safety System (TSS) to Porsche, BMW, Audi, VW, Bentley, Ferrari, Land Rover and DaimlerChrysler. In the future, BERU will predominantely concentrate on the European market and German manufacturers with whom the specifications of the tire pressure monitoring system were developed. With a new, modular system design, BERU will be able to match the parameters of tire pressure monitoring systems to customer requirements and to offer cost-effective combinations of Keyless Start/Keyless Go systems with the TSS tire pressure monitoring system also in Europe. BERU will continue to bid for business in the North American market if the tenders involve higher-value platforms and greater technological sophistication. Management will intensify efforts to expand business in this area and expects further profitable growth in tire pressure monitoring in the years to come.

**Outlook**

BERU sees market conditions to remain difficult. Management expects organic growth will maintain sales at last year's level or even generate a moderate increase and profits to develop similarly once adjusted for one-off effects. According to BERU's CEO and Chairman, Ulrich Ruetz, "We are currently

operating in a particularly difficult economic environment. Along with continuing growth in diesel business, BERU will generate sales with PTC auxiliary heating and diesel Instant Start Systems scheduled to be fitted to the new Golf platform in the fourth quarter and from the start-up of ignition coil production for Renault. In Europe, we expect to sell twice as many tire pressure monitoring systems as last year. At the same time, we are intensifying our efforts to reduce costs as part of our efficiency program and to achieve break-even with less than 200,000 systems".

*BERU AG in Ludwigsburg/Germany has been a listed public company since October 1997. In the last business year, the company generated sales of Euro 303.1 million with 2,250 employees worldwide. With an an estimated world-wide market share of 40% for glow plugs, BERU is the global leader in the field of diesel cold-start technology. In the field of ignition technology for gasoline engines BERU is one of the four major manufacturers in Europe. BERU has significantly expanded in the field of electronics and specializes in complete, electronic system solutions for the automotive industry. BERU is also the exclusive supplier of electronic tire pressure monitoring systems to the German automobile industry. Almost all OE-manufacturers of automobiles, commercial vehicles and engines are BERU's customers.*

**For further information, please contact:**

**BERU AG**
**Investor Relations/ Corporate Communications**
Stephan Haas
Mörikestr. 155
71636 Ludwigsburg
Germany
Tel.: 07141-132-246
Fax: 07141-132-586
e-mail:
stephan.haas@beru.de

## Consolidated Profit and Loss Account
## BERU Aktiengesellschaft, Ludwigsburg
## First quarter 2002/2003 (1 April to 30 June, 2002)

| | **2002/03** | **2001/2002** | **Change** |
|---|---|---|---|
| | in EUR mn | in EUR mn | in % |
| **sales** | **66.0** | **65.0** | **1.5** |
| Change in inventory of finished products and work in process | 2.3 | 3.8 | -39.5 |
| Other own work capitalized | 0.1 | 0.1 | 0.0 |
| Other operating income | 3.0 | 2.0 | 50.0 |
| Material costs | -23.3 | -25.5 | -8.6 |
| Personnel expenses | -21.6 | -19.9 | 8.5 |
| Depreciation of intangible assets, plant and equipment | -4.9 | -4.7 | 4.3 |
| Other operating expenses | -10.4 | -10.6 | -1.9 |
| **Profit before investment and financial result and taxes*** | **11.2** | **10.2** | **9.8** |
| Investment earnings and financial result | 0.7 | 1.1 | -36.4 |
| **Income from ordinary activities** | **11.9** | **11.3** | **5.3** |
| Pre-tax profit | **11.9** | **11.3** | **5.3** |
| Taxes on income and earnings and other taxes | -3.7 | -4.0 | -7.5 |
| Share in profits by other shareholders | - | - | 0.0 |
| **Net income** | **8.2** | **7.3** | **12.3** |
| **DVFA-earnings per share** (in EUR) | **0.70** | **0.67** | **4.5** |

* incl. EUR 1.2 million one-off tax-free income from sale of shares

## Cash Flow Statement of the Group
**First quarter 2002/03 (1 April to 30 June 2002)**

| | 2002/2003<br>EUR mn | 2001/2002<br>EUR mn |
|---|---|---|
| Net income (incl. shares in results by minority shareholders) | 8.2 | 7.3 |
| Depreciation on intangible fixed assets and tangible assets | 4.9 | 4.7 |
| Decrease in accruals | -0.5 | -1.4 |
| Other income/expenses not affecting cash flow | 0.0 | -0.2 |
| Profits from the disposal of intangible fixed assets and tangible assets | 0.0 | -0.7 |
| Profits from the disposal of securities in current assets | -1.9 | 0.0 |
| Decrease (prev. year increase) in inventories, trade receivables as well as other assets not allocated to investment or financing activities | 9.0 | -1.4 |
| Decrease (prev. year increase) in liabilities arising from trade receivables and other liabilities not allocated to investment or financing activities | -4.6 | 2.9 |
| **Cash flow from current operating activities** | **15.1** | **11.2** |
| Deposits arising from the disposal of fixed assets | 0.6 | - |
| Payments for investments in fixed assets | -3.0 | -2.3 |
| Deposits arising from the disposal of intangible assets | - | - |
| Payments for investments in intangible assets | -0.2 | - |
| Deposits arising from the disposal of financial assets | - | 1.7 |
| Payments for investments in financial assets | - | -0.6 |
| Payments for acquisitions of consolidated companies | - | -0.4 |
| Deposits arising from financial assets as part of temporary financial management | 8.8 | 2.0 |
| Payments arising from financial assets as part of temporary financial management | - | - |
| **Cash flow from investment activities** | **6.2** | **0.4** |
| Payments for dividends | - | - |
| Deposits arising from taking-up finance credits | 0.4 | 0.8 |
| Payments arising from finance credit amortization payments | -1.5 | -0.6 |
| **Cash flow arising from financing activities** | **-1.1** | **0.2** |
| **Changes in funds affecting cash flow** | **20.2** | **11.8** |
| Changes in funds not affecting cash flow | 0.2 | - |
| Changes in funds resulting from consolidated companies | - | - |
| Total funds at the beginning of the period | 93.4 | 67.1 |
| **Total funds at the end of the period** | **113.8** | **78.9** |

## Group sales by segments (distribution channels)

**First quarter 2002/03 (1 April to 30 June 2002)**

| | **2002/03** | **2001/02** |
|---|---|---|
| | EUR mn | EUR mn |
| OEM | 43.8 | 42.1 |
| After-market | 17.2 | 19.1 |
| General industry | 5.0 | 3.8 |
| | 66.0 | 65.0 |

## Consolidated Cash flow

**First quarter 2002/03 (1 April to 30 June 2002)**

| | **30.06.2002** | **30.06.2001** |
|---|---|---|
| | EUR mn | EUR mn |
| Net income | 8.2 | 7.3 |
| Depreciation | 4.9 | 4.7 |
| Change in long-term accruals | 0.1 | 0.0 |
| | 13.2 | 12.0 |

# Consolidated Balance Sheet as at 30 June 2002

| **Assets** | **30.06.2002** EUR mn | **31.03.2002** EUR mn |
|---|---|---|
| **Fixed assets** | | |
| Intangible assets | 15.7 | 16.4 |
| Property, plant and equipment | 70.8 | 72.5 |
| Financial assets | 3.9 | 3.9 |
| | **90.4** | **92.8** |
| **Current assets** | | |
| Inventories | 52.5 | 44.8 |
| Accounts receivable and other assets | | |
| Trade accounts receivable | 42.3 | 55.5 |
| Accounts receivable from affiliated companies | 3.2 | 3.7 |
| Other assets | 4.9 | 7.9 |
| | 50.4 | 67.1 |
| Marketable securities | 88.5 | 80.2 |
| Liquid assets | 32.4 | 27.0 |
| | **223.8** | **219.1** |
| **Deferred charges and prepaid expenses** | **0.8** | **0.9** |
| | **315.0** | **312.8** |

| **Equity and liabilities** | **30.06.2002** EUR mn | **31.03.2002** EUR mn |
|---|---|---|
| **Shareholders´equity** | | |
| Subscribed capital | 26.0 | 26.0 |
| Capital surplus | 73.1 | 73.1 |
| Earnings reserves | 94.0 | 94.7 |
| Retained earnings | 30.5 | 21.3 |
| Other shareholders´equity | 2.1 | 2.2 |
| | **225.7** | **217.3** |
| **Special items from investment subsidies** | **2.3** | **2.3** |
| **Provisions** | | |
| Provisions for pensions and similar obligations | 11.3 | 11.2 |
| Other provisions | 33.3 | 33.9 |
| | **44.6** | **45.1** |
| **Liabilities** | | |
| Liabilities due to banks | 21.7 | 22.8 |
| Trade accounts payable | 12.4 | 16.1 |
| Notes | 2.6 | 1.4 |
| Accounts due to affiliated companies | 0.2 | 0.4 |
| Other liabilities | 5.3 | 7.3 |
| | **42.2** | **48.0** |
| Deferred expenses and accruals | **0.2** | **0.1** |
| | **315.0** | **312.8** |

# Press release

BERU

## BERU: moderate sales growth in the first half year 2002/03



Content: Results for the first half-year 2002/03

Target group: Investors, Analysts, Business press

Ludwigsburg, November 14, 2002 --- **Despite slow car production worldwide BERU succeeded in increasing its sales by 0.4% during the first-half business year 2002/03, with proceeds rising from EUR 139.8 million to EUR 140.3 million. In the business area Electronics and Sensors sales grew by 29.8% to EUR 29.2(22.5) million. BERU's sales in TSS electronic tire pressure monitoring systems rose by 90.5% to EUR 8.0 (4.2) million. After-tax profits were 5.8% lower than last year at EUR 17.9 (19.0) million. The costs of restructuring and operating losses in the subsidiaries REMIX and F1 Systems placed a EUR 1.9 million burden on the result. DVFA/SG earnings per share, adjusted for one-offs, were EUR 1.41 (1.47), just under last year's level.**

**Diesel business stable**

In its core business area of Diesel cold-start technology, also the area in which it generates most sales, BERU saw a slight increase in sales of 0.1% from EUR 67.4 million to EUR 68.1 million. This growth was below the market average, primarily due to the fall in sales of water heater plugs for car interior heating, which are due to be phased out this year, and a weak international market in commercial vehicles. BERU AG's electronic PTC auxiliary heating systems will replace water heater plugs in the future, and will be gradually introduced into Europe's largest platform, the new VW Golf, during the last quarter. The aftermarket business also developed below forecast during the summer months. Manufacturers' extremely reserved behaviour in stocking spare parts, combined with restrictive storage policies, should lead to an increase in materials issued over the coming months, assuming the weather turns colder. Proceeds from OEM sales for passenger car diesel engines increased by 4.6%.

**Ignition technology in decline as expected**

The car industry is weak throughout the world, and this also affected the business in ignition technology for petrol engines. Furthermore, the ignition coil business with the VW Group which wound up at the end of the last business year will not be substituted by the start of new orders from French manufacturers until the last quarter of this year. Sales in Ignition Technology declined by 13.8% to EUR 43.0 (49.0) million during the first six months. Shares were also lost at Hyundai. In the spare parts aftermarket, sales were hit by uncertainty among consumers in Germany and the rest of Western Europe coupled with the weak development of commercial business in South America. On the basis of existing orders, sales in ignition technology for petrol engines should stabilise towards the end of the business year and grow during the forthcoming year.

**Electronics and Sensors grows by 30%**

The Group's newest business area, Electronics and Sensors, displayed the strongest growth as expected. BERU increased its sales in this division by 29.8% from EUR 22.5 million to EUR 29.2 million, and Electronics and Sensors accounted for a 20.8% (16.1%) share in total sales. BERU increased its sales in the electronic tyre pressure monitoring division by 90.5%, from EUR 4.2 million to EUR 8.0 million. BERU currently supplies the manufacturers Porsche, BMW, Audi, VW, Bentley, Ferrari and DaimlerChrysler. Several new models are being launched with the VW Touareg and the Porsche Cayenne, and together with the increasing equipment levels this should keep sales rising fast in this division. Successful contract negotiations on new platforms with European vehicle manufacturers are currently in their final stages. In the USA, BERU is collaborating with the Lear Corporation to offer systems differing from the European standards and wheel sensors with lesser technical specifications.

**BERU Aktiengesellschaft,** Sitz Ludwigsburg, Amtsgericht Ludwigsburg HRB 5087 **Aufsichtsratsvorsitzender:** Dr. Gerhard Wacker · **Vorstand:** Marco v. Maltzan (Vors.), Bernhard Herzig, Dr. Rainer Podeswa
**ILN** 40 14427 00000 6 · **USt.-Id.Nr:** VAT Legisl.: Code d'id TVA: DE 812 173 364 · **Steuer Nr.** 71390/00823 · **Telefon:** ++49-7141-132-0 · **Telefax:** ++49-7141-13 23 50 Zentrale · **www.beru.com**

**Banken/Bankers/Banques**
- **BW-Bank** Ludwigsburg - Konto: 8323737000, BLZ: 60430060, Swift-/BIC Code: BWBKDE6S600
- **Deutsche Bank** Ludwigsburg - Konto: 13206800, BLZ: 60470082, Swift-/BIC Code: DEUTDESS604
- **Commerzbank** Ludwigsburg - Konto: 735044000, BLZ: 60440073, Swift-/BIC Code: COBADEFF604
- **Kreissparkasse** Ludwigsburg - Konto: 18700, BLZ: 60450050, Swift-/BIC Code: SOLADES1LBG
- **CIAL** Straßburg - Konto: 1010121743857, BLZ: 1003700100, Swift-/BIC Code: CMCIFR2S

**Orders received and orders on hand are recovering**
Despite negativity in the industry, orders received rose during the first six months of the 2002/03 business year by 1.9% from EUR 77.3 million to 78.8 million. Orders on hand also rose slightly, by 0.5% from EUR 140.3 million to 141.0 million.

**Falling number of employees in the Group**
The number of employees in the Group fell again from 2002/03's first quarter figure of 2,213 to 2,185. This was mainly due to the restructuring of subsidiaries F1 and REMIX conducted during the second quarter as part of the PAP (Productivity Action Plan).
In comparison with the previous year, however, the number of employees was 5.4% higher, principally on account of the incorporation of F1 Harness Systems Ltd., Diss, United Kingdom, and REMIX Group Electronics Rt., Tiszakécske, Hungary, into the Group's consolidated companies.
Personnel expenses as a percentage of sales rose from 30.3% to 33.5% as a result of a salary and wage increase of almost 4% in Germany which came into force in July, as well as the inclusion of F1, REMIX and BERU S.A.S, Saint Germain (France) operations into the consolidated companies.

**Gross yield margin significantly improved**
Despite increased sales in the Electronics and Sensors division, in which materials expenditure is normally high, material expenses as a percentage of sales fell from 40.8% to 33.9%. Savings in purchasing, less build-up of stocks, and the reduction in the ignition coil business in the Group caused the gross margin to rise to 66.1% (59.2%). Other operating expenses rose from EUR 22.0 million to 22.8 million.

**Operating profits weakened**
The company undertook all the measures necessary for the restructuring of its subsidiaries REMIX and F1, in the second quarter, and reduced the number of employees at these subsidiaries by 84 in comparison with the previous year. Restructuring expenses and operating losses from the two subsidiaries amounted to EUR 1.9 million during the quarter. BERU's management believes that the restructuring has now largely been completed, and it plans to break even with F1 before this business year is out. The company spent around EUR 5 million during the first six months on purchasing materials and services for the development and application of the new PTC auxiliary heating systems, ISS diesel instant start systems and tyre pressure monitoring systems. The quarter's result was also reduced by market-related depreciation of securities amounting to EUR 0.6 million. BERU achieved an EBIT margin of 14.5% (16.1%). The earnings before interest and tax (EBIT) were EUR 20.4 (22.5) million, while the operating margin, including the EUR 3.8 million tax-free capital gain from the sale of shares in other companies, was 17.2% (18.3%) setting the operating result at EUR 24.2 (25.6) million.

**Pre-tax result slightly lower**
The company generated a tax-free capital gain of EUR 3.8 (3.1) million through the sale of shares in the American companies Impco Technologies, Inc. and Stoneridge Inc. The investment earnings and financial result fell from EUR 1.8 million to 1.7 million on account of persisting weak interest rates, and the pre-tax profits were hence reduced by 4.4% from EUR 27.4 million to 25.9 million. The overall tax ratio during the quarter was higher at 30.7% (27.3%), which reduced the first six months' net profits by 5.8% from EUR 19.0 million to 17.9 million. The DVFA/SG result, adjusted for one-off and extraordinary factors, was EUR 1.41 compared with EUR 1.47 the previous year.

**EUR 116 million liquid assets**
Cash flow remained strong at EUR 28.0 (28.3) million. Liquid assets and marketable securities were reduced slightly to EUR 116.1 (120.9) million. The Group's net financial position by the end of the quarter was EUR 91.4 (99.2) million. Despite a major investment of EUR 11.8 million in the extension of production and in the construction of a new logistics centre for the spare parts business – EUR 8.6 million of which was spent in the second quarter – BERU still managed to

generate an operating free cash flow of EUR 3.6 million during the second quarter. The operating free cash flow for the whole year should once again exceed EUR 20 million.

**Outlook for the next six months**

BERU assumes that the world economic situation has not yet reached rock-bottom. "The modest growth in September still does not mean that the car industry has restarted," states Ulrich Ruetz, Chairman of BERU Group's Managing Board. "The industry around us is currently very weak and even BERU did not remain unscathed by this during the second quarter. However, on the basis of existing orders and the projects we are launching in tyre pressure monitoring, diesel instant start systems, and ignition technology, we do expect over the year as a whole to reach or even slightly exceed the record sales of the previous year. Most of the essential restructuring steps have been successfully executed, and business has so far developed better than planned during the first six weeks of the current third quarter. Business is seasonally stronger during the second six months, and because of that and the cost reductions we have introduced, management is banking on a clearly improved EBIT margin in the months to come."

**For further information, please contact:**

**BERU AG**
**Investor Relations/ Corporate Communications**
Stephan Haas
Mörikestr. 155
71636 Ludwigsburg
Germany
Tel.: 07141-132-246
Fax: 07141-132-586
e-mail:
stephan.haas@beru.de

***BERU Group** is a listed public company since October 1997. The company is the leading manufacturer of diesel cold-start systems with an estimated world-wide market share of 40% for glow plugs. In the field of ignition technology for gasoline engines BERU is one of the four major manufacturers in Europe. The company also produces suppresor devices, sensors, ignition systems for the oil and gas burner industry as well as electronic controlling units. Almost all OE-manufacturers of automobiles, commercial vehicles and engines are BERU's customers. The company's headquarters are located in Ludwigsburg.*

# Consolidated profit and loss account
# First half-year
# (April 1, - September 30, 2002)

| | 2002/2003 | 2001/2002 | Change |
|---|---|---|---|
| | EUR million | EUR million | in % |
| **Sales** | **140.3** | **139.8** | **0.4** |
| Change in inventory of finished products and work in process | 3.2 | 9.1 | -64.8 |
| Other own work capitalized | 0.3 | 0.1 | 200.0 |
| Other operating income | 7.7 | 7.4 | 4.1 |
| Material costs | -47.5 | -57.1 | -16.8 |
| Personnel expenses | -47.0 | -42.4 | 10.8 |
| Depreciation of intangible assets, plant and equipment | -10.0 | -9.3 | 7.5 |
| Other operating expenses | -22.8 | -22.0 | 3.6 |
| **Profit before investment and financial result and taxes** | **24.2** | **25.6** | **-5.5** |
| **Investment earnings and financial result** | **1.7** | **1.8** | **-5.6** |
| **Income from ordinary activities** | **25.9** | **27.4** | **-5.5** |
| Taxes on income and earnings | -7.8 | -8.3 | -6.0 |
| Minority interests | 0.0 | 0.0 | 0.0 |
| **Consolidated earnings** | **17.9** | **19.0** | **-5.8** |
| **DFVA earnings per share (in EUR)** | **1.41** | **1.47** | **-4.3** |
| | | | |
| | | | |
| | | | |

**Cash flow statement of the Group**
**First half-year**
**(April 1, - September 30, 2002)**

| | 2002/2003<br>EUR million | 2001/2002<br>EUR million |
|---|---|---|
| Net income (including shares in results by minority shareholders) | 17.9 | 19.0 |
| Depreciation of intangible fixed assets and tangible assets | 10.0 | 9.3 |
| Decrease in accruals | -0.4 | -6.9 |
| Other income/expenses not affecting cash flow | -0.1 | -0.4 |
| Profits from the disposal of intangible fixed assets and tangible assets | -0.1 | -2.5 |
| Profits from the disposal of securities in current assets | -3.8 | 0.0 |
| Decrease (previous year increase)in inventories, trade receivables as well as other assets not allocated to investment or financing activities | 0.7 | -10.7 |
| Increase in liabilities arising from trade receivables as well as other liabilities not allocated to investment financing activities | 2.6 | 3.4 |
| **Cash flow from current operating activities** | **26.8** | **11.2** |
| Deposits arising from the disposal of fixed assets | 1.0 | 0.1 |
| Payments for investments in fixed assets | -11.2 | -5.7 |
| Deposits arising from the disposal of intangible assets | 0.0 | 0.0 |
| Payments for investments in intangible assets | -0.3 | -0.1 |
| Deposits arising from the disposal of financial assets | 0.0 | 3.8 |
| Payments for investments in financial assets | -0.3 | -1.4 |
| Payments for the acquisition of consolidated companies | -0.5 | 0.0 |
| Deposits arising from financial assets as part of temporary financial management | 10.8 | 0.0 |
| Payments arising from financial assets as part of temporary financial management | 0.0 | 0.0 |
| **Cash flow from investment activities** | **-0.5** | **-3.3** |
| Payments for dividends | -11.0 | -9.2 |
| Deposits arising from taking up finance credit | 3.9 | 3.9 |
| Payments arising from finance credit amortisation payments | -2.0 | -0.6 |
| **Cash flow from financing activities** | **-9.1** | **-5.9** |
| Changes in funds affecting cash flow | 17.2 | 2.0 |
| Changes in funds not affecting cash flow | -1.4 | 0.0 |
| Changes in funds resulting from consolidated companies | 0.0 | 0.0 |
| Total funds at the beginning of the period | 93.4 | 67.1 |
| **Total funds at the end of the period** | **109.2** | **69.1** |

**Group sales by division (distribution channels)**
**First half-year**
**(April 1, - September 30, 2002)**

| | 2002/03<br>EUR million | 2001/02<br>EUR million |
|---|---|---|
| OEM | 92.6 | 92.8 |
| Aftermarket | 37.0 | 39.5 |
| General industry | 10.7 | 7.5 |
| | 140.3 | 139.8 |

**Group cash flow**
**First half-year**
**(April 1, - September 30, 2002)**

| | 2002/03 | 2001/02 |
|---|---|---|
| Net income | 17.9 | 19.0 |
| Depreciation | 10.0 | 9.3 |
| Change in long-term accruals | 0.1 | 0.0 |
| | 28.0 | 28.3 |

**Consolidated Balance Sheet**
**First half-year**
**(April 1, - September 30, 2002)**

| Assets | 30.9.2002 EUR million | 31.3.2002 EUR million |
|---|---|---|
| **Fixed assets** | | |
| Intangible assets | 15.0 | 16.4 |
| Property, plant and equipment | 74.5 | 72.5 |
| Financial assets | 4.2 | 3.9 |
| | 93.7 | 92.8 |
| **Current assets** | | |
| Inventories | 57.5 | 44.8 |
| Accounts receivable and other assets | | |
| Trade accounts receivable | 48.1 | 55.5 |
| Accounts receivable from affiliated companies | 3.7 | 3.7 |
| Other assets | 2.0 | 7.9 |
| | **53.8** | **67.1** |
| Marketable securities | 29.6 | 80.2 |
| Liquid assets | 86.5 | 27.0 |
| | **227.4** | **219.1** |
| **Deferred charges and prepaid expenses** | **0.8** | **0.9** |
| | **321.9** | **312.8** |

| Equity and liabilities | 30.9.2002 EUR million | 31.3.2002 EUR million |
|---|---|---|
| **Shareholders' equitiy** | | |
| Subscribed capital | 26.0 | 26.0 |
| Capital surplus | 73.1 | 73.1 |
| Earnings reserves | 103.8 | 94.7 |
| Retained earnings | 18.2 | 21.3 |
| Other shareholders' equity | 1.8 | 2.2 |
| | **222.9** | **217.3** |
| **Special items from investment subsidies** | **2.3** | **2.3** |
| **Provisions** | | |
| Provisions for pensions and similar obligations | 11.3 | 11.2 |
| Other provisions | 33.4 | 33.9 |
| | **44.7** | **45.1** |
| **Liabilities** | | |
| Liabilities due to banks | 24.7 | 22.8 |
| Trade accounts payable | 13.8 | 16.1 |
| Notes | 1.4 | 1.5 |
| Accounts due to affiliated companies | 0.2 | 0.3 |
| Other liabilities | 11.7 | 7.3 |
| | **51.8** | **48.0** |
| **Deferred expenses and accruals** | **0.2** | **0.1** |
| | **321.9** | **312.8** |

BERU

# Press release



## BERU starts share buyback

| | |
|---|---|
| Contents: | BERU starts share buyback |
| Target group: | Investors, Analysts, Business press |

Ludwigsburg, 11.12. 2002 --- **BERU AG starts buying back shares based on the authorisation of the Annual General Meeting 2002. The company is authorized to repurchase own shares totalling up to 10% of the current registered share capital on the stock exchange.**

The Annual General Meeting on September 18, 2002 has authorized the management board of the company quoted in the German mid-cap MDAX index to repurchase own shares via the stock exchange or by a public offer for all purposes allowed by law observing equal-treatment requirements.

In view of the stable growth perspectives in diesel cold-start and electronics, increasing contributions from product ramp-ups in diesel instant start systems and PTC car interior heating systems as well as sound financial figures management sees the company's share trading at inadequately low levels. Parts of the Group's cash position amounting to more than EUR 110 million will be dedicated to the buyback.

In spite of of the weak economic environment and a soft car production worldwide BERU increased sales by 0.4% during the first six months of the 2002/03 business year, with sales revenues rising from EUR 139.8 million to EUR 140.3 million. Burdened by restructuring costs at subsidiaries of EUR 1.9 million and higher taxes in the second quarter profit after taxes as compared to the previous year's record level fell by 5.8% from EUR 19.0 million level to EUR 17.9 million.

*BERU AG in Ludwigsburg/Germany has been a listed public company since October 1997. In the last business year, the company generated sales of Euro 303.1 million with 2,250 employees worldwide. With an an estimated world-wide market share of 40% for glow plugs, BERU is the global leader in the field of diesel cold-start technology. In the field of ignition technology for gasoline engines BERU is one of the four major manufacturers in Europe. BERU has significantly expanded in the field of electronics and specializes in complete, electronic system solutions for the automotive industry. BERU is also the exclusive supplier of electronic tire pressure monitoring systems to the German automobile industry. Almost all OE-manufacturers of automobiles, commercial vehicles and engines are BERU's customers.*

**For further information please contact:**

**BERU Group**
**Investor Relations / Corporate Communications**
Stephan Haas
Mörikestr. 155
71636 Ludwigsburg
Tel.: ++ 49 (0) 7141-132-246
Fax: ++ 49 (0) 7141-132-586
e-mail:
stephan.haas@beru.com

BERU

## Press release

# BERU Group approved for Prime Standard segment



Content: Admission to Prime Standard

Target group: Investors, analysts, business press

Ludwigsburg, 17.01.2003 --- **The Frankfurt Stock Exchange registration board has approved the admission of the Ludwigsburg-based automobile supplier BERU Group to the new Prime Standard quality segment. As off now BERU Group is listed in this stock market segment.**

Deutsche Börse AG has spent the past few months reorganizing the stock market segments. Effective from January 1, 2003, the German stock market will be divided into two segments: Prime Standard and General Standard. While general legal requirements suffice to come up to General Standard segment requirements, companies listed in the internationally orientated Prime Standard quality segment are required to meet increased transparency criteria. Most important is rendering accounts in accordance with IAS or US GAAP standards, publishing quarterly reports and a calendar of corporate events, holding at least one analysts' conference per year, as well as ad-hoc disclosures and ongoing reporting in English.

With respect to current free float market capitalization and traded volume, BERU Group expects to be represented in the new MDAX (German mid-cap market index) that will be established in the course of the new segmentation of German stock market indices. The new MDAX will be smaller and contains only 50 (70) major mid-cap companies making it more important for investors.

*BERU GROUP in Ludwigsburg/Germany has been a listed public company since October 1997. In the last business year, the company generated sales of Euro 303.1 million with 2,250 employees worldwide. With an an estimated world-wide market share of 40% for glow plugs, BERU is the global leader in the field of diesel cold-start technology. In the field of ignition technology for gasoline engines BERU is one of the four major manufacturers in Europe. BERU has significantly expanded in the field of electronics and specializes in complete, electronic system solutions for the automotive industry. BERU is also the exclusive supplier of electronic tire pressure monitoring systems to the German automobile industry. Almost all OE-manufacturers of automobiles, commercial vehicles and engines are BERU's customers.*

**For further information please contact:**

**BERU Group**
**Investor Relations / Corporate Communications**
Stephan Haas
Mörikestr. 155
71636 Ludwigsburg
Tel.: ++ 49 (0) 7141-132-246
Fax: ++ 49 (0) 7141-132-586
e-mail: stephan.haas@beru.com

03 OCT 31 AM 7:21

## Press release

BERU

Page 1 from 1

# BERU AG in the new MDAX

Content: Admission to new MDAX

Target group: Investors, analysts, business press

Ludwigsburg, 12/02/2003 --- **Following the decision of the Frankfurt Stock Exchange on the new segmentation of stock market indices, the Ludwigsburg-based automotive supplier BERU AG has been included in the new MDAX. This makes BERU AG one of the 50 largest mid-caps on the German stock market. The new index segmentation will be effective as of 24 March 2003.**

The basis for this new group of indices consisting of the DAX, MDAX, SDAX, TecDAX and NEMAX 50 is the reorganization of the German stock market into the two segments Prime Standard and General Standard effective as of 1 January 2003. BERU AG was granted approval for inclusion in the Prime Standard segment on 16 January. The company is registered under the "Automobile" prime sector within the "Auto Parts & Equipment" industry group.

Only companies which fulfil the increased transparency criteria of the Prime Standard segment are included in the selection indices. The DAX will continue to list Germany's 30 top equities. Following up on the DAX, there will henceforth be a distinction between the traditional sectors of the MDAX and the technology sectors of the TecDAX. In addition, market capitalisation of the free float and the traded volume of the shares play the key role in the decision to include a company in the indices. The number of companies listed in the MDAX was reduced from 70 to 50 in order to limit the inclusion of companies to those of larger size and with the most liquid shares, as this is an important aspect in terms of attractiveness for institutional investors.

BERU AG, with free float pegged at 42.2% on the ranking deadline of 31 January 2003, was ranked 44th in terms of market capitalisation and 48th in terms of trading volume, and is therefore one of the top 50 mid-cap equities. Following flotation on the stock market in October 1997, BERU AG was included in the MDAX – at that time still featuring 70 equities – in September 2001.

"We are delighted to have been included in the new MDAX. We believe that this will further boost the profile of the BERU share, and will also be beneficial to the company's performance as a whole. Our inclusion in the new index indicates that, with our increased transparency even in these turbulent times on the stock market, we are well on the way to gaining and building on the trust of both foreign and domestic investors in the company, and to increasing the value of the company in the long term in the interests of our shareholders," said Ulrich Ruetz, Chairman of the Managing Board of BERU AG.

*BERU GROUP in Ludwigsburg/Germany has been a listed public company since October 1997. In the last business year, the company generated sales of Euro 303.1 million with 2,250 employees worldwide. With an an estimated world-wide market share of 40% for glow plugs, BERU is the global leader in the field of diesel cold-start technology. In the field of ignition technology for gasoline engines BERU is one of the four major manufacturers in Europe. BERU has significantly expanded in the field of electronics and specializes in complete, electronic system solutions for the automotive industry. BERU is also the exclusive supplier of electronic tire pressure monitoring systems to the German automobile industry. Almost all OE-manufacturers of automobiles, commercial vehicles and engines are BERU's customers.*

**For further information please contact:**

**BERU Group**
**Investor Relations / Corporate Communications**
Stephan Haas
Mörikestr. 155
71636 Ludwigsburg
Tel.: ++ 49 (0) 7141-132-246
Fax: ++ 49 (0) 7141-132-586
e-mail: stephan.haas@beru.com

03 OCT 31 AM 7:21

# Press release

BERU



## Diesel cold-start and growth in electronics keep BERU sales up

Content: Results for the 9 months 2002/03

Target group: Investors, Analysts, Business press

Ludwigsburg, February 13, 2003 --- **BERU Aktiengesellschaft, Ludwigsburg, increased its Group sales by 0.2% during the first nine months (1 April to 31 December 2002), from EUR 213.8 to EUR 214.8 million despite a persistently difficult economic setting. Also because of a higher overall tax ratio, after-tax profits were 8.8% lower than last year at EUR 26.9 (29.5) million. The Electronics and Sensors business area, on the other hand, developed encouragingly: the company saw sales in this division grow by 26.5% to EUR 43.4 (34.3) million. BERU's sales of the TSS electronic tyre pressure monitoring system rose by 81.1% to EUR 13.4 (7.4) million. The DVFA/SG earnings per share, adjusted for one-offs, were EUR 2.21 (2.44), which was lower than last year's level.**

**Diesel sells despite vehicle crisis**

In its core business area of Diesel Cold-Start Technology, in which it generates most sales, BERU achieved a slight growth of 0.1% from EUR 108.4 million to EUR 108.5 million. In the OEM (original equipment manufacturer) area BERU has virtually grown together with the production of diesel passenger cars worldwide. Adjusted for the sales drop in water heater plugs, BERU showed a rise of 4.4% in its core business area. This growth was proportionally somewhat less than the development of diesel car production worldwide, the reasons being the phasing-out of water heater plugs for car interior heating, below-average demand in aftermarket sales in December, and continued hesitancy among manufacturers to stock OES (Original Equipment Supplier) parts. The commercial vehicle market remained weak throughout the world, which also prevented further growth. From the fourth quarter onwards, BERU is expecting a rise in sales on account of the arrival of new orders for the ISS quick-start system for the Golf platform.

**Decline in Ignition Technology sales**

Ignition technology for petrol engines did not escape the weak economic situation and extremely reserved buying among consumers. BERU's OEM business was especially affected in this respect. During 2002, 9% less petrol-powered cars were delivered in Western Europe than the year before, and in the home market of Germany petrol car sales fell by 8%. In the Ignition Technology business area, sales declined by 12.2% from EUR 71.1 million to EUR 62.4 million. Ignition coil shipments to VW wound up quickly, shares in Hyundai's supplies in Korea were lost, and the rump-up of Renault orders was late coming, all of which prevented better performance. On top of that, the South American market effectively disappeared. BERU will begin supplying Renault with the new pencil coils in April.

**Electronics and Sensors grows according to plan**

BERU AG's newest business area, Electronics and Sensors, increased its sales over the first nine months as planned. With a rise in turnover of 26.5% from EUR 34.3 million to EUR 43.4 million, this area grew faster than any other in the Group and has now attained a 20.3% (16.0%) share in the Group's total sales. Sales in the electronic tyre pressure monitoring division (TSS) increased by 81.1% during the first nine months to EUR 13.4 (7.4) million. Rising equipment levels at DaimlerChrysler and the launch of the VW Touareg and Porsche Cayenne ensured that growth rates have remained high. BERU is currently tendering several supply bids for German manufacturers, and in the USA BERU is intensifying its work with the LEAR Corporation, Southfield, USA, in the development, production and sale of integrated tyre monitoring systems.

**BERU Aktiengesellschaft,** Sitz Ludwigsburg, Amtsgericht Ludwigsburg HRB 5087 **Aufsichtsratsvorsitzender:** Dr. Gerhard Wacker · **Vorstand:** Marco v. Maltzan (Vors.), Bernhard Herzig, Dr. Rainer Podeswa
**ILN** 40 14427 00000 6 · **USt.-Id.Nr:** VAT Legisl.: Code d'id TVA: DE 812 173 364 · **Steuer Nr.** 71390/00823 · **Telefon:** ++49-7141-132-0 · **Telefax:** ++49-7141-13 23 50 Zentrale · **www.beru.com**

**Banken/Bankers/Banques**
• **BW-Bank** Ludwigsburg - Konto: 8323737000, BLZ: 60430060, Swift-/BIC Code: BWBKDE6S600
• **Commerzbank** Ludwigsburg - Konto: 735044000, BLZ: 60440073, Swift-/BIC Code: COBADEFF604
• **Kreissparkasse** Ludwigsburg - Konto: 18700, BLZ: 60450050, Swift-/BIC Code: SOLADES1LBG

**Orders received rise by 3.3%**
Despite the current weakness in the car industry, BERU's orders received rose by 3.3% over the first nine months, to EUR 226.4 (219.1) million. Orders on hand declined slightly by 1.0% from EUR 146.8 million to EUR 145.3 million.

**Number of employees in Group slightly less**
The number of employees in the Group has fallen to 2,180 (2,256) since the start of the business year. This was largely a result of the restructuring of subsidiaries F1 Harness Systems Ltd., Diss, United Kingdom, and REMIX Group Electronics Rt., Tiszakécske, Hungary. However, because F1 and REMIX were incorporated into the scope of consolidation, the number of employees was 7.3% higher than at this time last year: 2,180 instead of 2,032. Personnel expenses as a percentage of scales rose from 29.2% to 31.9%, due to wage and salary tariff rises in Germany as well as the inclusion of subsidiaries F1 Systems, REMIX and BERU S.A.S., Saint Germain, France, into the Group's consolidated companies.

**Material expenses as a percentage of sales reduced significantly**
Despite increased sales in the Electronics and Sensors division, in which materials expenditure is in fact high, the material expenses as a percentage of sales fell considerably from 38.6% to 34.3%. This was influenced positively by the end of business with VW coils and the loss of shares in ignition coil business at Hyundai.
At the same time, the PAP (Productivity Action Plan) achieved savings in purchasing. The gross yield margin improved, rising to 65.7% (61.4%).
Other operating expenses rose from EUR 32.3 million to EUR 35.7 million.

**EBIT margin back above 15%**
The earnings before interest and tax (EBIT) were at EUR 34.1 (37.5) million, and BERU achieved an EBIT margin of 15.9% (17.5%). Despite the fact that the aftermarket business was below expectations during the third quarter, the company increased its EBIT margin from the previous quarter's 14.0% to 18.5%.

Materials and services purchased for the Electronics and Sensors division remained at a high level: development and application projects for the product groups ISS diesel Instant Start Systems, PTC auxiliary heating systems and tyre pressure monitoring systems, in which numerous new projects were launched, required expenditure of EUR 7.6 million during the first nine months of the business year. The bad stock exchange situation and a weak dollar caused investments to depreciate by EUR 1.6 million. The operating margin, including the EUR 3.8 million tax-free income from the sale of shares in other companies, was 17.7% (19.0%), meaning that the company obtained an operating result of EUR 37.9 (40.6) million, 6.7% less than the previous year.

Things have remained difficult in the Formula 1 industry, which meant BERU had to cope with excess restructuring costs at its English subsidiary F1 Systems and an operating loss of EUR 0.6 million during the third quarter, as well as EUR 0.1 million at Hungarian production company REMIX. During the first nine months, BERU spent EUR 2.6 million on restructuring the two subsidiaries.

**Pre-tax profits down by 7%**
By the end of the first six months, the company had already generated a tax-free income of EUR 3.8 (3.1) million through the sale of shares in the US companies Impco Technologies, Inc. and Stoneridge Inc. Because of the negative stock exchange situation, BERU did not sell any further investments during the third quarter. With interest rates continuing to slide, the financial and investment result fell from EUR 2.6 to EUR 2.3 million. Pre-tax profits were reduced by 6.9% from EUR 43.2 million to EUR 40.2 million.

At 33.1% (31.7%), the overall tax ratio was 1.4 percentage points higher than in the previous year, while net income for the first nine months fell by 8.8% to EUR 26.9 (29.5) million. The DVFA/SG earnings per share, adjusted for one-offs and extraordinary factors, were EUR 2.21 compared with EUR 2.44 the previous year.

**Liquid assets continue to increase**
Cash flow fell by 4.4% from EUR 45.0 million to EUR 43.0 million. Liquid assets and marketable securities rose slightly from the end of the first six months to EUR 117.1 (116.1) million. The Group's net cash position by the end of the third quarter was EUR 93.1 million compared with EUR 91.4 million at the end of the second quarter. BERU generated an operating free cash flow of EUR 8.3 million during the third quarter, while over the first nine months as a whole the operating free cash flow amounted to EUR 20.7 million.

**Outlook for the last quarter**
BERU is expecting the general economic situation and the car industry to remain weak. "The industry is not yet showing any significant sign of recovery anywhere in the world," explains Ulrich Ruetz, Chairman of BERU AG's Managing Board. "At the same time, the trend in favour of diesel is continuing unabated into 2003, and from this quarter we will see the ramp-up of the diesel ISS (Instant Start System) and the PTC interior heater. These products will only contribute marginally to turnover during the current financial year, but together with new projects and increasing equipment levels in tyre pressure monitoring they will cause growth rates to rise again during 2003. Despite stiff competition, especially in Germany's aftermarket, and an increasing proportion of electronics in use, we aim once again to achieve an EBIT margin of above 15% during the fourth quarter. In sales we will continue to aim to equal the record level of the previous year while developing the pretax profits adjusted for one-offs simultaneously."

***BERU Group** is a listed public company since October 1997. The company is the leading manufacturer of diesel cold-start systems with an estimated world-wide market share of 40% for glow plugs. In the field of ignition technology for gasoline engines BERU is one of the four major manufacturers in Europe. The company also produces suppresor devices, sensors, ignition systems for the oil and gas burner industry as well as electronic controlling units. Almost all OE-manufacturers of automobiles, commercial vehicles and engines are BERU's customers. The company's headquarters are located in Ludwigsburg.*

**For further information, please contact:**

**BERU AG**
**Investor Relations/ Corporate Communications**
Stephan Haas
Mörikestr. 155
71636 Ludwigsburg
Germany
Tel.: 07141-132-246
Fax: 07141-132-586
e-mail: stephan.haas@beru.de

# Consolidated profit and loss account
# 9 months
# (April 1, - December 31, 2002)

| | 2002/2003 | 2001/2002 | Change |
|---|---|---|---|
| | **EUR million** | **EUR million** | **in %** |
| **Sales** | 214.3 | 213.8 | 0.2 |
| Change in inventory of finished products and work in process | 2.3 | 9.2 | -75.0 |
| Other own work capitalized | 0.4 | 0.2 | 100.0 |
| Other operating income | 14.2 | 10.1 | 40.6 |
| Material costs | -73.4 | -82.6 | -11.1 |
| Personnel expenses | -68.3 | -62.5 | 9.3 |
| Depreciation of intangible assets, plant and equipment | -15.9 | -15.3 | 3.9 |
| Other operating expenses | -35.7 | -32.3 | 10.5 |
| **Profit before investment and financial result and taxes** | **37.9** | **40.6** | **-6.7** |
| **Investment earnings and financial result** | **2.3** | **2.6** | **-11.5** |
| **Income from ordinary activities** | **40.2** | **43.2** | **-6.9** |
| Taxes on income and earnings and other taxes | -13.3 | -13.7 | -2.9 |
| Minority interests | 0 | 0 | 0 |
| **Consolidated earnings** | **26.9** | **29.5** | **-8.8** |
| **DVFA earnings per share (in EUR)** | **2.21** | **2.44** | **-9.4** |

# Cash flow statement of the Group
## 9 months
## (1 April to 31 December 2002)

| | 2002/2003<br>EUR<br>million | 2001/2002<br>EUR<br>million |
|---|---|---|
| Net income | 26.9 | 29.5 |
| Depreciation of intangible fixed asstes and tangible assets | 15.9 | 15.3 |
| Increase (prev. year decrease) in accruals | 3.7 | -2.7 |
| Other income not affecting cash flow | -0.4 | -0.9 |
| Profits from the disposal of intangible fixed assets and tangible assets | -0.1 | -2.5 |
| Profits from the disposal of securities in current assets | -3.8 | 0.0 |
| Increase in inventories, trade receivables as well as other assets not allocated to investment or financing activities | -8.1 | -13.1 |
| Increase (prev. year decrease) in liabilities arising from trade receivables as well as other liabilities not allocated to investment financing activities | 0.7 | -2.9 |
| **Cash flow from current operating activities** | **34.8** | **22.7** |
| Deposits arising from the disposal of fixed assets | 1.2 | 0.1 |
| Payments for investments in fixed assets | -17.4 | -9.5 |
| Deposits arising from the disposal of intangible assets | 0.0 | 0.0 |
| Payments for investments in intangible assets | -0.5 | -0.2 |
| Deposits arising from the disposal of financial assets | 0.0 | 3.8 |
| Payments for investments in financial assets | -0.6 | -2.0 |
| Payments for the acquisition of consolidated companies | -0.5 | 0.0 |
| Deposits arising from financial assets as part of temporary financial management | 10.8 | 0.0 |
| Payments araising from financial assets as part of temporary financial management | 0.0 | 0.0 |
| **Cash flow from investment activities** | **-7.0** | **-7.8** |
| Payments for dividends | -11.0 | -9.2 |
| Deposits arising from taking up finance credits | 4.2 | 3.4 |
| Payments arising from finance credit amortisation payments | -3.0 | -2.1 |
| **Cash flow from financing activities** | **-9.8** | **-7.9** |
| Changes in funds affecting cash flow | **18.0** | **7.0** |
| Changes in funds not affecting cash flow | -1.7 | 0.0 |
| Changes in funds resulting from consolidated companies | 0.0 | 0.0 |
| Total funds at the beginning of the period | 93.4 | 67.1 |
| **Total funds at the end of the period** | **109.7** | **74.1** |

**Group sales by division (distribution channels)**
**9 months**
**(1 April to 31 December 2002)**

| | 2002/2003 EUR million | 2001/2002 EUR million |
|---|---|---|
| OEM | 135.2 | 137.6 |
| Aftermarket | 63.7 | 63.8 |
| General industry | 15.4 | 12.4 |
| | **214.3** | **213.8** |

**Group cash flow**
**9 months**
**(1 April to 31 December 2002)**

| | 2002/2003 EUR million | 2001/2002 EUR million |
|---|---|---|
| Net income | 26.9 | 29.5 |
| Depreciation | 15.9 | 15.3 |
| Change in long-term accruals | 0.2 | 0.2 |
| | **43.0** | **45.0** |

**Consolidated Balance Sheet**
**9 months**
**(as at 31 December 2002)**

| Assets | 31.12.02 EUR million | 31.03.02 EUR million |
|---|---|---|
| **Fixed assets** | | |
| Intangible assets | 14.2 | 16.4 |
| Property, plant and equipment | 75.6 | 72.5 |
| Financial assets | 4.5 | 3.9 |
| | **94.3** | **92.8** |
| **Current assets** | | |
| Inventories | 57.0 | 44.8 |
| Accounts receivable and other assets | | |
| Trade accounts receivable | 50.6 | 55.5 |
| Accounts receivable from affiliated companies | 4.6 | 3.7 |
| Other assets | 7.2 | 7.9 |
| | **62.4** | **67.1** |
| Marketable securities | 76.5 | 80.2 |
| Liquid assets | 40.6 | 27.0 |
| | **236.5** | **219.1** |
| **Deferred charges and prepaid expenses** | **1.0** | **0.9** |
| | **331.8** | **312.8** |

| Equity and liabilities | 31.12.02 EUR million | 31.03.02 EUR million |
|---|---|---|
| **Shareholders´equity** | | |
| Subscribed capital | 26.0 | 26.0 |
| Capital surplus | 73.1 | 73.1 |
| Earnings reserves | 103.2 | 94.7 |
| Retained earnings | 27.1 | 21.3 |
| Other shareholders´equity | 1.9 | 2.2 |
| | **231.3** | **217.3** |
| **Special items from investment subsidies** | **4.7** | **2.3** |
| **Provisions** | | |
| Provisions for pensions and similar obligations | 11.4 | 11.2 |
| Other provisions | 37.4 | 33.9 |
| | **48.8** | **45.1** |
| **Liabilities** | | |
| Liabilities due to banks | 24.0 | 22.8 |
| Trade accounts payable | 15.4 | 16.1 |
| Notes | 1.6 | 1.5 |
| Accounts due to affiliated companies | 0.3 | 0.3 |
| Other liabilities | 5.3 | 7.3 |
| | **46.6** | **48.0** |
| **Deferred expenses and accruals** | **0.4** | **0.1** |
| | **331.8** | **312.8** |

Press release

BERU

# Mercedes starts with BERU ISS



Content: BERU supplies ISS for DaimlerChrysler

Target group: Investors, analysts, business press

Ludwigsburg, 20/02/2003 --- **The Ludwigsburg-based company BERU AG has been commissioned to supply DaimlerChrysler with ISS diesel instant start systems. Mercedes-Benz will exclusively use BERU's instant start technology for both the new 6-cylinder diesel engines and the new 8-cylinder diesel.**

With the electronically controlled ISS systems, the "diesel commemorative minute" formerly associated with starting up diesel engines will finally be a thing of the past. Even at temperatures as low as –25 °C, the diesel engine starts up without delay like a gasoline engine. The Ludwigsburg-based automotive supplier, which achieves over half of its sales revenue in the diesel cold-start technology sector, will begin fitting the technology to the newly developed Mercedes-Benz 6-cylinder diesel engine at the beginning of 2004, followed by the 8-cylinder in early 2005.

Following the BMW Group, ISUZU-DEMAX and the VW Group with its new Golf range, DaimlerChrysler is the fourth manufacturer to introduce BERU technology, which combines modern high-performance electronics with glow plugs to ensure instant diesel engine starts.

As over 40% of the passenger cars sold in Europe in 2002 had a diesel engine, the company expects both demand and the market share to continue growing in the next few years, thanks to the use of new diesel technologies.

*BERU GROUP in Ludwigsburg/Germany has been a listed public company since October 1997. In the last business year, the company generated sales of Euro 303.1 million with 2,250 employees worldwide. With an an estimated world-wide market share of 40% for glow plugs, BERU is the global leader in the field of diesel cold-start technology. In the field of ignition technology for gasoline engines BERU is one of the four major manufacturers in Europe. BERU has significantly expanded in the field of electronics and specializes in complete, electronic system solutions for the automotive industry. BERU is also the exclusive supplier of electronic tire pressure monitoring systems to the German automobile industry. Almost all OE-manufacturers of automobiles, commercial vehicles and engines are BERU's customers.*

**For further information please contact:**

**BERU Group**
**Investor Relations / Corporate Communications**
Stephan Haas
Mörikestr. 155
71636 Ludwigsburg
Tel.: ++ 49 (0) 7141-132-246
Fax: ++ 49 (0) 7141-132-586
e-mail: stephan.haas@beru.com

BERU

# Press release

# BERU monitors tire pressure for Mercedes-Benz commercial vehicles and Schmitz Cargobull



Content: BERU supplies TSS for commercial vehicles

Target group: Investors, analysts,

Ludwigsburg, 07/03/2003 --- **The Ludwigsburg-based automotive supplier BERU AG will supply Mercedes-Benz commercial vehicles and the trailer manufacturer Schmitz Cargobull with tire pressure monitoring systems. BERU will begin supplying parts for the Mercedes-Benz Actros in summer 2003. The first systems for Schmitz Cargobull will roll off the production line at the beginning of 2004.**

Mercedes-Benz commercial vehicles is introducing the new Actros with super single tires, making the truck up to 300 kilograms lighter and reducing cost and fuel consumption. A high-pressure support tube inside the new tire serves as a safety backup for the super single, which has an air pressure of 9 bar. To guarantee safety, Mercedes is using the newly developed TSS Tire Safety System for commercial vehicles supplied by BERU. After all, 85% of all tire bursts are caused by a gradual loss of tire pressure. An electronic unit with a pressure and temperature sensor in the monitoring system transmits a data telegram to the display every 60 seconds via a high-frequency transmitter, warning the driver automatically.

03 OCT 31 AM 7:21

Starting in 2004 Schmitz Cargobull will also start fitting its truck trailers, of which exact position, journey time, cooling container temperatures and tire pressure are monitored via satellite to optimize fleet management, with BERU's commercial vehicle systems.

The Ludwigsburg-based company already supplies tire pressure monitoring systems for passenger cars manufactured by Porsche, BMW, Audi, VW, Bentley, Ferrari, Land Rover and DaimlerChrysler. With Mercedes-Benz, the system will now also be fitted to commercial vehicles for the first time. In the first nine months, BERU was able to increase turnover in the tire pressure monitoring systems sector by 81.1% to EUR 13.4 (previously 7.4) million. There are also plans to extend the company's cooperation with the LEAR Corporation, Southfield, U.S.A., involving the development, production and sales of integrated tire pressure monitoring systems for the U.S. market primarily.

"Monitoring tire pressure is a particularly sensitive issue in the commercial vehicle sector, which demands extensive practical experience. BERU will primarily focus on technologically advanced solutions for premium-segment vehicles and specialist applications such as commercial vehicles and buses. We expect the demand for systems which increase driver safety to rise significantly in the next few years," explains Ulrich Ruetz, Chairman of the Managing Board of BERU Group.

**For further information please contact:**

**BERU Group**
**Investor Relations / Corporate Communications**
Stephan Haas
Mörikestr. 155
71636 Ludwigsburg
Tel.: ++ 49 (0) 7141-132-246
Fax: ++ 49 (0) 7141-132-586
e-mail: stephan.haas@beru.com

BERU

# Press release



## Marco v. Maltzan now Chairman of the Managing Board of BERU AG

Contents: Marco v. Maltzan Chairman of the Managing Board

Target group: Investors, analysts, business press

Ludwigsburg, 01.04.2003 --- **As of April 1, 2003, Marco v. Maltzan is the new Chairman of the Managing Board of BERU AG. The former head of the BMW Group motorcycle division takes over from Ulrich Ruetz, who retired on March 31, 2003.**

Marco v. Maltzan joined the company as a member of the Managing Board on February 1, 2003. The 48-year-old mechanical engineer holds an MBA from INSEAD, Fontainebleau, France and has extensive experience in purchasing, R&D, production, finance and sales resulting from a total of sixteen years' working for the BMW Group, amongst other positions. He joined the Munich-based automobile concern in 1987 after spending several years in the US and England and working at Roland Berger & Partner as a consultant for four years.

Following posts in group planning and as the head of R&D controlling for the passenger car division, and a stint as a member of the Managing Board of BMW France S.A., he became the head of finance, purchasing and planning for the motorcycle business unit of BMW Group in 1996. The keen skier and motorcyclist took on overall leadership of this division in 1999, as part of which v. Maltzan was also responsible for managing the Berlin production plant until January 2003. Under his leadership, the BMW motorcycle unit achieved record sales, turnover and profit for four consecutive years.

03 OCT 31 AM 7:21

Due to the nature of his work, the native Rhinelander has until now primarily experienced suppliers from an automobile and motorcycle manufacturer's perspective. It is no wonder, then, that he attaches great importance to maintaining a close working relationship between manufacturers and suppliers.

V. Maltzan is aware of the difficult current economic situation and of the insecurity which marks the commercial environment. Nevertheless, he remains confident given BERU AG's strong position in the market niches of diesel cold-start technology and electronics, as well as in view of the company's good starting position in the aftermarket business and the ramp-up of numerous new product lines. "We will continue our policy of investing a large proportion of our turnover in research and development in the 2003/04 business year. At the same time, we will do all we can to further improve the efficiency of our production structures."

In his opinion, the key to this is maintaining and improving competitive cost structures in all of the company's business areas. At the same time, he emphasizes the importance of picking up speed to ensure the company continues to always stay a step ahead of the competition in future. V. Maltzan's top priority for all of the MDAX-listed concern's business activities is profitability. His declared goal is an operating margin (EBIT) of at least 15 percent.

**Please note:** Downloadable photos of Marco v. Maltzan will be available from 12:00 a.m. on Tuesday, April 1, 2003 at www.beru.com/pressroom.

**For further information please contact:**

**BERU Group**
**Investor Relations / Corporate Communications**
Stephan Haas
Mörikestr. 155
71636 Ludwigsburg
Tel.: ++ 49 (0) 7141-132-246
Fax: ++ 49 (0) 7141-132-586
e-mail:
stephan.haas@beru.com

# Press Release



Content: Preliminary results for the 2002/03 business year

Target group: Investors, business and press

## BERU Group posts higher operating results despite weak car market

Ludwigsburg, May 15, 2003 – **BERU Group again reached previous year's record sales revenue in 2002/03 business year (31 March 2003). The Ludwigsburg-based Group exceeded the EUR 300 million sales level once again. At EUR 303.1 (303.1) million, Group sales were up on the previous year by EUR 0.05 million. Despite high preinvestments for the development and ramp-up of new products and the restructuring of several subsidiaries such as BERU F1 Systems Ltd., UK, and REMIX Group Electronics Rt., Hungary, the operating result increased by 2.7% to EUR 57.1 (55.6) million. Due to increased domestic taxes and lower tax-free one-off income from the disposal of shares of other companies as compared to a year ago, the Group's net income decreased by 7.5% to EUR 39.2 (42.4) million. The preliminary DVFA earnings per share amounted to EUR 3.37 (3.51) per share.**

**Diesel cold-start technology stable despite flagging sales worldwide**
Although automotive markets worldwide were clearly weak, BERU was able to maintain sales stable at EUR 303.1 million, especially thanks to strong growth in the tire pressure monitoring systems division and a further increase in sales generated by the Diesel cold-start Technology's OEM passenger car unit. With a workforce totalling 2,165 (2,256), the Group employed 4.0% less staff than in the previous year. The aftermarket business again reached a share in sales above 30% and showed slight growth contributing to the overall stability of the Group's sales in times of weak markets.

In the Diesel cold-start Technology business overall sales decreased from EUR 158.4 million to EUR 154.6 million. While the passenger car OEM business expanded by 4%, the commercial vehicle business decelerated worldwide. As planned sales achieved with water heater plugs for non-engine applications designed to heat up the water circulation came to a standstill. In the previous year BERU Group still had sales of EUR 6 million. This product will gradually be replaced by the new PTC heating system, a segment which BERU has developed into another niche market. BERU Group's below average share with the French manufacturers, who recorded the highest growth in the production of diesel vehicles in 2002, prevented more substantial growth in the OEM business. Besides the ramping up of the new ISS systems in the VW Golf platform and at DMAX, the Isuzu/General Motors diesel engine joint venture in middle of 2003, sales of glow plugs are also expected to rise. BERU received several new orders in this field, which will noticeably increase the share of supplies to the French manufacturers.

Sales revenue generated by ignition technology products for petrol engines was down in 2002/03 from EUR 92.4 million to EUR 88.5 million. The 4.2% decrease is partly due to a delay in the launch of an ignition coil project for a French manufacturer. The 9% fall in sales of petrol-driven passenger cars did not allow for an increase in the OEM business with

ignition coils and spark plugs. In the aftermarket BERU remains in an outstanding position with its universal Ultra X spark plug. The aftermarket developed pleasingly, especially in the fourth quarter.

**Electronics and Sensor Technology shows high growth**

The weak development in the field of Ignition Technology and the Diesel cold-start business unit was countered by high growth rates in the Electronics and Sensor Technology division. BERU increased its revenue in this field by 14.7% to EUR 60.0 (EUR 52.3) million. The tire pressure monitoring systems division almost doubled its sales volume from EUR 10.7 million to EUR 20.5 million. New product launches and increasing TSS penetration amongst the German manufacturers contributed strongly to this good performance. New niche applications for tire pressure monitoring were successfully secured with the latest orders in the commercial vehicles industry.

**Restructuring largely completed**

The scope of consolidation has not changed since the previous year. Extensive restructuring schemes were due for the Formula 1 supplier BERU F1 Systems, Diss, UK and REMIX, Tiszacékske, Hungary, which were only included in the Group as of March 31, 2002. As a result from the lasting slump in the Formula 1 business, the proceeds generated by F1 dropped by over 20%, and the number of employees was reduced in order to restablish cost structures which enable the company to reach the break-even point despite the continuing unfavorable business conditions. The majority-owned company REMIX in the low-wage country Hungary was heavily restructured in the business year, and the unprofitable branch in Budapest was shut down. A new, modern production facility was constructed in the second location, Tiszacékske, in order to cope with the expansion of the electronics business planned by the Group. Restructuring costs and operating losses incurred by both subsidiaries, totaled EUR 3.3 million, exceeding plans. The management expects at least a balanced result for both subsidiaries.

In addition, the Group had development-related preexpenses amounting to EUR 10.3 million for the electronics facility in Bretten belonging to BERU Electronics GmbH for the development and application of the new ISS diesel instant-start systems, second generation of TSS tire pressure monitoring systems, and for the electronic PTC heaters for the car interior, thus laying the foundations for an increase in revenue in the new business year.

**EBIT 7% above previous year**

The capital gain from the disposal of shares in the US firms Stoneridge, Inc., Warren and Impco Technologies, Inc., plus Quantum Fuel Systems, both in Cerritos, USA, generated tax-free earnings of EUR 3.8 million for BERU, which were included with other operating income. Despite the restructuring expenses for the subsidiaries, plus the high future-related R&D work, the company achieved an operating margin of 18.8% (18.3%). Operating result increased from EUR 55.6 million to EUR 57.1 million. This result was positively affected by capital gains, exchange rate gains and exchange rate losses at BERU AG totalling EUR 4.9 million. Adjusted for the EUR 3.8 million capital gain from the sales of shares, BERU Group held in US companies, Group EBIT increased from EUR 49.9 million to EUR 53.2

million. EBIT margin came in at 17.6% (16.5%). The Group's EBIT was burdened by unplanned depreciation on goodwill for the subsidiary BERU F1 Systems, totalling EUR 0.7 million. The weakening US dollar, slumping stock markets, and persistently low interest rates contributed towards the financial and investment result dropping from EUR 3.8 million in the previous year to EUR 0.5 million. Write-offs on the shares held by BERU AG in the US companies Impco Technologies, Inc., Quantum Fuel Systems, Inc. and BEI Technologies, Inc., totalling EUR 2.9 million on the balance sheet qualifying date made a substantial contribution here. Current valuations here are now once again significantly above the lows reached at the end of the business year.

**Group annual net income 7% below previous year**

Taxation increased, partly due to the 1.5% increase in the corporate income tax charged in Germany, and tax-free income from sales of shares was 3.3% lower than in the previous year. The overall tax ratio for the Group thus increased by 3.3 percentage points to 31.9% (28.6%). After tax, the company earned 7.5% less. The Group's annual net income totaled EUR 39.2 million compared with EUR 42.4 million in the previous year. The preliminary DVFA result was EUR 3.37 (EUR 3.51) per share.

**High capex**

In order to extend the company's international market leadership in the field of Diesel cold-start technology, and to strengthen the new electronics activities, BERU despite the weak economy has made a countercyclical investment of EUR 30.3 (17.0) million in property, plant and equipment. A large proportion was used for constructing production facilities for PTC heating systems and tire pressure monitoring systems, and for extending the manufacturing of diesel instant-start systems in the electronics facility in Bretten, Germany. In addition, BERU AG erected a new logistics center for the aftermarket, in order to prepare for the intended spare parts business expansion internationally in the next five years to come years. Despite considerable investment in future growth, the Group achieved an operating free cash flow of EUR 26.9 million equalling 8.9% of Group revenue.

**Management plans revenue increase for 2003/04**

"Despite the ongoing weakness in the automotive industry, restructuring and high preexpenses for the extending automotive electronics, especially electronic tire pressure monitoring and PTC systems, we have maintained or even slightly improved on the previous year's revenue and operating result. In view of the difficult situation concerning world politics and the overall economic situation, which also influence the development of the automotive industry, the outlook for the coming year is not easy. However, our goal is to further increase revenue. The dynamism will depend on the new products' ramp-up especially in the second half-year and, partly, on the sales figures for passenger cars," explains the Chairman of the Managing Board, Marco von Maltzan. "The restructuring measures which were successfully completed last year at F1 and REMIX will be continued if necessary. The goal is for all subsidiaries to make a positive contribution to the Group result in 2003/04. The business model of concentrating on the growth areas of diesel cold-start technology, safety technology and comfort systems such as PTC heaters has proved itself and will be pursued in the fiscal year 2003/04. Assuming the economic situation does not further deteriorate, we expect an increase in revenue of up to 10% in the coming fiscal year."

**Preliminary figures**

| Business year | | 2001/02 | 2002/03 |
|---|---|---|---|
| Sales revenue | EUR million | 303.1 | 303.1 |
| Investments in property, plant and equipment | EUR million | 17.0 | 30.3 |
| EBIT | EUR million | 55.6 | 57.1 |
| EBIT* | EUR million | 49.9 | 53.2 |
| Income from ordinary activities | EUR million | 59.4 | 57.6 |
| Net income | EUR million | 42.4 | 39.2 |
| Generated outside Germany (in %) | | 61.5 | 58.4 |
| Employees (as at 31 March) | | 2.256 | 2.165 |

* excl. disposal of shares

**For further information, please contact:**

**BERU AG**
**Investor and Public Relations**
Stephan Haas
Mörikestr. 155
71636 Ludwigsburg
Germany
Tel.: 07141-132-246
Fax: 07141-132-586
e-mail:
stephan.haas@beru.de

BERU

<u>Press Release</u>

# BERU acquires Johnson Control spark plug division



Contents: BERU purchases JCAE spark plug business

Target group: Investors, business press

Ludwigsburg, June 12, 2003 --- **BERU Group, the Ludwigsburg-based automotive supplier, and Johnson Controls Automotive Electronics (JCAE) S.A.S. in Cergy-Pontoise, France have agreed that BERU will take over JCAE's spark plug business (EYQUEM) effective as of July 31, 2003. This move will significantly enlarge the Group's aftermarket business.**

With this acquisition, BERU is continuing its strategy of growth in technological niche markets and in the aftermarket business as well as strengthening its position in the French market and with French manufacturers. In France, BERU will become the leading supplier of spark plugs.

EYQUEM generates the majority of its sales in the aftermarket business. BERU expects additional business to result from talks currently taking place with other large customers. Along with its strong position in the diesel area which should also be expanded, BERU will supplement its existing aftermarket business in ignition technology. The company plans to significantly expand its international aftermarket business with the EYQUEM and BERU brands and assumes that spark plug output will increase by 25 % in the next five years. The aftermarket business which presently accounts for 30 % of BERU sales has generated disproportionately high margins when compared to the Group average.

03 OCT 31 AM 7:21

EYQUEM generates almost 10 % of its sales revenues from OEM car business, above all, with customers such as PSA, Renault and Volvo.

For the current business year (April 1, 2003 to March 31, 2004), BERU management forecasts additional revenues of Euro 20 million and an immediate positive profit contribution resulting from the takeover. In the first full business year in which EYQUEM is included in the scope of consolidation (2004/5), BERU expects the company to contribute sales of somewhat more than Euro 30 million. The company's operating margin, which is currently between 7 % and 8 %, is planned to be progressively improved to over 10 % in the next few years.

"The acquisition of EYQUEM follows the clearly defined strategy to consistently grow the aftermarket business internationally," explains Marco v. Maltzan, chairman and CEO of BERU Group. "Besides BERU strengthes its position in the Group's second largest market France, tightens the relationships with French car manufacturers and develops new clients in the aftermarket."

Signing of the contract will occur following the consultation of the French workers council required by French law. Furthermore, it was agreed that the purchase price would remain confidential.

**For further information, please contact:**

**BERU Group**
**Corporate Communications/ Investor Relations**
Stephan Haas
Mörikestr. 155
71636 Ludwigsburg
Germany
Tel.: +49-(0)7141-132-246
Fax: +49-(0)7141-132-586
e-mail:
stephan.haas@beru.com

Press Release

BERU

# BERU monitors tire pressure for Audi



Contents: BERU monitors tire pressure for Audi

Target group: Investors, business press

Ludwigsburg, June 18, 2003 --- **The Ludwigsburg-based automobile supplier BERU has been awarded a follow-up contract by Audi AG to fit additional models with tire pressure monitoring systems. Deliveries are due to start at the end of the year.**

Insufficient tire pressure is one of the main causes of burst tires, which invariably result in serious injuries and material damage. BERU is now equipping two further high-volume Audi models with technology that warns the driver of any gradual loss of tire pressure in advance. BERU already fits out the A8 and the allroad quattro, and, with its TSS (tire safety system) technology, has many years of proven experience in road usage.

In 2002 a law was passed in the USA requiring new vehicles to be fitted with tire pressure monitoring systems from the end of 2003 on. The new models delivered to the USA will therefore be equipped with BERU's tire pressure monitoring systems as a standard. Vehicles registered in Europe, meanwhile, will have the system as an option.

BERU's development teams have come up with a new system with a central digital antenna for Audi which measures the tire pressure directly inside the tire. The autodidactic system makes it possible to identify tires automatically when summer tires are exchanged for winter tires or when different rim types are fitted. A pressure and temperature sensor inside the tire monitors the tire pressure directly, thereby eliminating all possible disturbances such as tire deformation on tight corners.

BERU plans to supply the first systems as early as the end of 2003. In 2004 BERU plans to supply approximately 50,000 systems, and anticipates that this could rise to as many as 100,000 in 2005, depending on manufacturers' needs.

The Chairman of the Executive Board of BERU AG, Marco v. Maltzan, looks upon the latest contract favourably: "We are naturally delighted that, following its experience with the top-of-the-range A8 model, Audi has now decided to extend the use of BERU's tried and tested direct tire pressure monitoring system to other models. The fact that tire pressure monitoring systems are becoming obligatory in the USA from November makes such systems highly interesting for the European market, too, where many drivers set great store by high safety standards."

**For further information please contact:**

**BERU AG**
**Investor Relations/ Corporate Communications**
Stephan Haas
Mörikestr. 155
71636 Ludwigsburg
Germany
Tel.: ++ 49-7141-132-246
Fax: ++ 49-7141-132-586
e-mail:
stephan.haas@beru.de

Content: Result for the 2002/03 business year

Target group: Investors, business and press

# Higher sales expected following acquisition – dividend of EUR 1.10 per share

Ludwigsburg, June 24, 2003 – **In the 2002/03 business year (1 April 2002–31 March 2003), BERU Aktiengesellschaft again managed to reach the previous year's record sales level. At EUR 303.1 (303.1) million, Group sales were up on the previous year by EUR 0.05 million. Despite high preinvestments for the ramp-up of new products and the restructuring of several subsidiaries such as BERU F1 Systems Ltd., Great Britain, and REMIX Group Electronics Rt., Hungary, the operating result increased by 2.7% to EUR 57.1 (55.6) million. The DVFA earnings per share amounted to EUR 3.37 (3.51) per share. The Executive Board and Supervisory Board will propose dividend of EUR 1.10 (1.10) per share at the Annual General Meeting on 16 September 2003.**

**Newest business unit drives growth**

Despite the distinct sluggishness of the automotive markets, high growth in Electronics and Sensor Technology and further increases in passenger cars OEM sales generated by Diesel cold-start Technology meant that BERU was able to maintain stable consolidated sales of EUR 303.1 (303.1) million.

**Tire Pressure Monitoring Systems sales doubled**

Weak development in the Ignition Technology unit and in the Diesel cold-start Technology division with water heater plugs and commercial vehicles was balanced out by high growth rates in the Group's newest business unit, Electronics and Sensor Technology, where BERU extended its sales by 14.7% to EUR 60.0 (52.3) million. The Tire Pressure Monitoring Systems unit almost doubled its sales volume from EUR 10.7 million to EUR 20.5 million. New product launches and increasing TSS penetration amongst the German manufacturers contributed strongly to this good result. New niche applications for tire pressure monitoring were successfully secured with the latest orders in the commercial vehicles industry.

The alliance between BERU and its partner Lear Corporation, Southfield, USA, who is also responsible for production, has already seen the first signs of success with its licence model on the North American market. Starting at the end of 2005, a number of platforms will be fitted out at the Ford Motor Corporation. Supplies to Hyundai will also be commenced at the end of 2005. BERU therefore expects income from licences to almost reach EUR 2 million per annum from the end of 2005 on and then continue to rise, contributing to the overall result.

Group sales in the Ignition Technology unit dropped from EUR 92.4 million to EUR 88.5 million in 2002/03. The 4.2% decrease is partly due to a delay in the launch of an ignition coil project for a French manufacturer. The 9% fall in sales of petrol-driven passenger cars in Europe did not allow for an increase in the OEM business with ignition coils and spark plugs. BERU remains in an outstanding position in the aftermarket with its universal Ultra X spark plug. The aftermarket developed pleasingly, especially in the fourth quarter.

BERU once again generated over half of consolidated sales with Diesel cold-start Technology, which achieved a share of 51%. Overall, sales in this key business area were down at EUR 154.6 (158.4) million. The downturn in sales is attributed to a weak commercials vehicles market in the USA and Asia, as well as the ramp-down of water heater plugs for non-engine applications according to plan. The passenger car OEM business was nonetheless able to grow by a further 4%.
Besides the ramping up of the new diesel ISS system in the middle of 2003 in the VW Golf platform and at DMAX, the ISUZU/General Motors US diesel engine joint venture, sales of glow plugs are also expected to rise. BERU received several new orders in this field, which will noticeably increase the share of supplies to French manufacturers.

**Material costs decrease**

Despite increasing shares of sales by Electronics and Sensor Technology, the Group succeeded in reducing its share of material costs by 2.2 percentage points to 34.4% (36.6%). The Group's personnel expenses were up by 6.4% at EUR 93.2 (87.6) million. On the balance sheet cut-off date, the BERU Group employed 2,165 (2,256) members of staff. Other operating expenses came to EUR 50.9 (47.0) million, representing an 8.3% increase compared to the previous year. Exchange rate losses totalling EUR 4.9 million incurred by BERU AG contributed towards this increase.

**Capital gain from shares' sales**

The capital gain from the disposal of shares in the US firms Stoneridge, Inc., Warren and Impco Technologies, Inc., plus Quantum Fuel Systems, both in Cerritos, USA, generated tax-free earnings of EUR 3.8 million for BERU, which were included with other operating income.

**Restructuring largely completed**

The scope of consolidation has not changed since the previous year. Extensive restructuring schemes were due for the Formula 1 supplier BERU F1 Systems, Diss, UK and REMIX, Tiszacékske, Hungary, which were only included in the Group as of 31 March 2002. The restructuring expenses and operating losses incurred by both subsidiaries exceeded expectations, totalling EUR 3.3 million. The management expects at least a balanced result for both subsidiaries in the coming business year.

**EBIT 7% above previous year**

Despite the restructuring expenses for the subsidiaries, plus the extensive future-related R&D work with preexpenses amounting to EUR 10.3 million, the company achieved an operating margin of 18.8% (18.3%). The operating result increased from EUR 55.6 million to EUR 57.1 million in the reporting year. This result was positively affected by capital gains, exchange rate gains and exchange rate losses at BERU AG totalling EUR 4.9 million. Adjusted for the EUR 3.8 million capital gain from the sales of shares held in US companies by BERU AG, Group EBIT increased by 6.8% to EUR 53.3 (49.9) million. The EBIT margin came in at 17.6% (16.5%). The Group's EBIT was burdened by unplanned depreciation on goodwill for the subsidiary F1 Systems, totalling EUR 0.7 million.

Write-offs on the shares held by BERU AG in the US companies Impco Technologies, Inc., Quantum Fuel Systems, Inc. and BEI Technologies, Inc.

totalling EUR 2.9 million on the balance sheet cut-off date substantially burdened the investment earnings and financial result, which came in at EUR 0.5 (3.8) million in the reporting year.

**Net income below previous year**
Due to the weak investment earnings and financial result, the Group's pre-tax profit was down 3.0% at EUR 57.6 (59.4) million. At 19.0% (19.6%), pre-tax return was down slightly, but represents an equally high result when compared with the sector on an international basis. Taxation increased, partly due to the 1.5% increase in the corporate income tax charged in Germany as part of the solidarity law for the victims of flooding, and tax-free income from sales of shares was 3.3 percentage points lower than in the previous year. The overall tax rate for the Group thus increased to 31.9% (28.6%). After taxes, the company earned 7.5% less. The consolidated net income totalled EUR 39.2 million compared with EUR 42.4 million in the previous year.

**Earnings per share down slightly on previous year**
The DVFA/SG earnings adjusted by one-off and exceptional expenses and income came in at EUR 33.7 (34.9) million. The DVFA earnings were down at EUR 3.37 (3.51) per share.

**Dividend remains at previous years' level**
At the Annual General Meeting on 16 September 2003, the Executive Board and Supervisory Board will propose dividend remain the same as in the previous year at EUR 1.10 (1.10) per share.

**Free cash flow above expectations**
In order to extend the company's international market leadership in the field of Diesel cold-start Technology, and to strengthen the new electronics activities, BERU made a countercyclical investment of EUR 30.3 (17.0) million in property, plant and equipment inspite of the weak economy. Despite considerable investment in future growth, at EUR 26.9 million the operating free cash flow was above the planned EUR 25 million. All in all, the investment volume came to EUR 31.5 (18.4) million. However, depreciation on intangible assets, property, plant and equipment remained at the previous year's level of EUR 22.2 (22.4) million.

**Sales to increase by up to 15%**
The ramp-up of our new diesel ISS and PTC heater products in the high-volume new Golf and Focus platforms and the planned expansion of Tire Pressure Monitoring Systems is expected to boost sales growth, particularly in the second half-year. With its recent acquisition of the EYQUEM spark plug division of Johnson Controls Automotive Electronics in France, which is awaiting the approval of the French anti-trust authorities, BERU is consistently pursuing its profit-oriented internationalisation strategy. "Following this acquisition, we now expect to be able to achieve a 15% increase in sales in the current business year, assuming the economic situation does not further deteriorate," explained Marco von Maltzan, Chairman of the Executive Board of BERU AG. "Despite the increasing share of electronics in our business and limited income from sales of shares, we expect pre-tax profit adjusted for exceptional expenses and income to

develop positively. The dynamism will depend on how quickly the new products are ramped up."



**Corporate figures**

| in EUR million | **2002/03** | **2001/02** |
|---|---|---|
| | | |
| **Sales** | **303.1** | **303.1** |
| Investments in property, plant and equipment | 30.3 | 17.0 |
| Depreciation | –22.2 | –22.4 |
| Material costs | –104.2 | –110.8 |
| Personnel expenses | –93.2 | –87.6 |
| Other operating expenses | –50.9 | –47.0 |
| **Operating result** | **57.1*** | **55.6*** |
| **Financial result** | 0.5 | 3.8 |
| **Pre-tax profit** | **57.6** | **59.4** |
| Taxes | –18.4 | –17.0 |
| **Net income** | **39.2** | **42.4** |
| DVFA/SG earnings | 33.7 | 34.9 |
| **DVFA/SG earnings per share** (in EUR) | 3.37 | 3.51 |
| Foreign share | 58.4% | 61.5% |
| Proposed dividend (in EUR) | 1.10 | 1.10 |
| No. of employees (as at 31.03) | 2,165 | 2,256 |
| * Incl. tax-free income from the disposal of marketable securities | | |

**For further information, please contact:**

**BERU AG**
**Investor and Public Relations**
Stephan Haas
Mörikestr. 155
71636 Ludwigsburg
Germany
Tel.: 07141-132-246
Fax: 07141-132-586
e-mail:
stephan.haas@beru.de

BERU

Press release

# BERU increases sales by over 5% in the first quarter



Contents: First quarter results for the business year 2003/04

Target group: Investors, business and specialist press

Ludwigsburg, August 14, 2003 --- **In the first three months of the 2003/04 business year (1 April–30 June 2003), BERU Aktiengesellschaft, Ludwigsburg increased Group sales by 5.2% from EUR 66.0 million to EUR 69.4 million. At EUR 7.0 (8.2) million, after-tax profits were down 14.6% on the previous year, principally due to a significant increase in taxation. The company was able to increase sales generated with electronic tire safety systems (TSS) by 61.5% to EUR 6.3 (3.9) million. TSS is part of the Group's newest business unit, Electronics and Sensor Technology, for which the company recorded the highest sales growth of 22.9% to EUR 16.1 (13.1) million. At EUR 0.65 (0.70), the DVFA/SG earnings per share were 7.1% below the previous year.**

## Diesel still on course for growth

In the company's core business unit of Diesel cold-start Technology, which generates the highest sales, BERU recorded a slight increase in sales of 1.2% with EUR 33.6 (33.2) million. However, sales developments are differing for the various products. OEM supplies of glow plugs for engine applications rose by 4.2% in the first quarter, exceeding the 3% increase in sales of diesel passenger cars. By contrast, the sales volume suffered again from the complete phasing out of water heater plugs for car interior heating, which resulted in a EUR 0.6 million loss of sales revenue.

Business with commercial vehicles remains unsatisfactory. Sales of coil glow plugs for preheating intake air in commercial vehicles decreased in the first quarter. Major clients in the US market are currently converting to new model platforms, meaning sales here were well below the previous year's level. New DMAX projects and the ramp-up of new engine platforms lead us to expect the trend to reverse. The ramp-up of the ISS from the third quarter on for the new VW Golf platform, at DMAX, USA, and its fitting into the 6-cylinder Mercedes engines as of the fourth quarter will increase sales in the course of the year as planned. BERU's increased share in glow plug supplies to the major French diesel client PSA secured in the middle of the first quarter will also contribute towards higher sales. Relations with French manufacturers will also be expanded via the newly acquired BERU Eyquem. Further progress has been made in discussions with Renault-Nissan about developing diesel cold-start technology for a new high-volume engine. BERU is also currently holding talks with a German manufacturer concerning the installation of the diesel instant-start system.

03 OCT 31 AM 7:21

## Stability in Ignition Technology

Despite the difficult economic environment, at EUR 19.7 (19.7) million the company achieved the sales level recorded in the same period of the previous year in the field of Ignition Technology for petrol engines. The West European market alone recorded a 6% decrease in new registrations of passenger cars with petrol engines. The decrease in sales of ignition coils, partly due to repeatedly postponing the mass production of flush-fitted pencil coils for a French manufacturer, slowed business development in

Ignition Technology. Mass production is now set to start at the end of September. The Group achieved double-figure growth in spark plug sales. Despite unexpected setbacks such as the current weakness of the Mexican market and decreasing sales by a client with production facilities there for whom BERU supplies cable sets, the company expects double-figure increases in sales overall in this business unit by the end of the year. The successful acquisition of the Eyquem spark plug division of JCAE (Johnson Controls Automotive Electronics), 90% of whose sales are generated by the aftermarket, will play a decisive role here.

**Electronics and Sensor Technology business unit expands**
With a 22.9% increase, the Group again recorded the highest sales growth in the newest business unit, Electronics and Sensor Technology, recording EUR 16.1 (13.1) million. Amongst other factors, the tire pressure monitoring system TSS and increased sales in sensors contributed to this rise. The new PTC car interior heaters are also gradually contributing towards sales. Ramp-ups of the PTC heater for VW and Ford will accelerate growth in Electronics and Sensor Technology in the second half of the business year. BERU succeeded in increasing sales by 61.5% in the Tire Pressure Monitoring Systems unit in the first quarter of 2003/04, recording EUR 6.3 (3.9) million.

**Positive trend in incoming and existing orders**
In the first quarter of 2003/04, BERU AG recorded an 8.2% increase in incoming orders, which rose to EUR 75.0 (69.3) million. Orders on hand totalled EUR 151.7 (136.5) million, 11.1% above the previous year.

**Group staff numbers remain constant**
With 2,212 (2,213) members of staff, the number of people employed in the Group was slightly below the previous year's figure. Further expansion of the development and application teams at the electronics facility in Bretten meant a disproportionately high increase in personnel costs, and this was compounded by redundancy payments as part of the restructuring measures implemented in the subsidiaries BERU F1 and REMIX. The wage settlements concluded in spring led to a 3.1% increase in wages and salaries. In addition, BERU AG upped pension provisions. At 32.4% (32.7%), personnel expenses as a percentage of sales were down slightly compared to the same quarter in the previous year.

**Electronics expansion causes increased material expenses**
Material expenses as a percentage of sales increased from 35.3% to 36.3% as planned. This increase was partly due to a higher electronics share which automatically means higher material expenses, and partly to a targeted increase in stock on hand. BERU usually increases stock in the first two quarters in order to be well prepared for higher sales in the winter months, when cold weather prompts a significantly greater need for retrofit spark plugs and glow plugs. If the percentage is viewed in relation to performance, the increase amounts to 0.7 percentage points. The management does not expect to be able to significantly reduce material expenses as a percentage of sales in the coming quarters due to high electronics growth.
At 16.7% (15.8%), other operating expenses as a share of Group sales exceeded the previous year.
Despite extensive preinvestments in the past business year and persistently high investments of EUR 6.0 (3.2) million in the first quarter, depreciation

only increased slightly from EUR 4.9 million to EUR 5.2 million.



**EBIT margin at 15% again**
Earnings before interest and taxes (EBIT) increased by 4.0% to EUR 10.4 (10.0) million in the first quarter. The EBIT margin came to 15.0% (15.2%). The operating margin came in at 15.3% (17.0%) including tax-free capital gain from the sales of shares in the US companies Impco Technologies and Stoneridge totalling EUR 0.2 million following EUR 1.2 million in the previous year.

**Higher taxation and lack of tax-free income cause increase in tax rate**
Tax-free income from the sale of shares in the US companies Impco Technologies and Stoneridge was insignificant in comparison with the same period in the previous year, contributing EUR 0.2 (1.2) million towards the pre-tax profit. Investment earnings and financial result increased by 14.3% from EUR 0.7 million to EUR 0.8 million. The Group earned 4.2% less before tax, recording a pre-tax profit of EUR 11.4 (11.9) million.
As the sales of shares were not subject to taxes, the taxation as a percentage of sales was unusually low at 31.1% in the first quarter of the previous year. In addition, taxation increased considerably in Germany due to changes to fiscal law concerning the previously admissible allocation of corporate income tax credit to dividends. For BERU AG, this means additional tax payments of EUR 1.6 million this year. In total, taxes as a percentage of sales rose from 31.1% to 38.6 %.
BERU will work on making greater use of the options offered by the international interrelated production scheme on this score. Net income in the first quarter therefore decreased by 14.6% to EUR 7.0 (8.2) million. The DVFA/SG result per share adjusted for one-off and exceptional factors was down by 7.1% to EUR 0.65 (0.70).

**Cash position improves by 9%**
The Group's cash flow reflects the high profitability of BERU's business, amounting to almost 18% of sales at EUR 12.3 (13.2) million. At EUR 6.1 (8.8) million, the operating free cash flow in the first quarter remained below the previous year's figure as planned due to significantly greater preinvestments. That corresponds to an OFCF return of 8.8%. Our goal for the 2003/04 business year is to generate an operating free cash flow of EUR 25 to 30 million again. Liquid assets and marketable securities increased by 8.9% to EUR 128.1 (117.7) million, representing 37.2% of the balance sheet total. Net cash improved by 7.4%, from EUR 97.6 million to EUR 104.8 million, while the balance sheet total grew by 4.7% to EUR 344.4 (329.0) million.

**Outlook**
Based on the newly launched Golf platform, whose diesel models are all to be fitted with both the ISS and BERU PTC ceramic heaters, BERU expects increasing sales dynamism in the second half-year, which should carry on into the following business year. The ramp-up of the ISS at DMAX in the USA in the third quarter will also contribute towards this boost. The GM/Isuzu joint venture produces the diesel engines for Isuzu and GM light trucks. Depending on the speed of the ramp-up and the diesel penetration of these significant launches, the new ISS and PTC products should reach the breakeven point as soon as possible.
Preparations are already being made for the ramp-up of the ignition coil

**For further information, please contact:**

**BERU AG**
**Investor Relations/ Corporate Communications**
Stephan Haas
Mörikestr. 155
71636 Ludwigsburg
Germany
Tel.: 07141-132-246
Fax: 07141-132-586
e-mail:
stephan.haas@beru.de

order for Renault, which should also kick off at the end of the third quarter.



The BERU management plans to generate an EBIT margin of at least 15% despite dilution of the EBIT margin by almost one percentage point due to the Eyquem takeover and the growing material share resulting from the expansion of the electronics business. Including the newly acquired BERU Eyquem, BERU plans to increase sales by up to 15% over and above the previous year.

**Consolidated profit and loss Account**
**BERU Aktiengesellschaft, Ludwigsburg**
**First quarter 2003/2004 (1 April to 30 June, 2003)**

| | **2003/04** | **2002/2003** | **Change** |
|---|---|---|---|
| | in EUR mn | in EUR mn | in % |
| **Sales** | **69.4** | **66.0** | **5.2** |
| Change in inventory of finished products and work in process | 2.9 | 2.3 | 26.1 |
| Other capitalized own work | 0.1 | 0.1 | 0.0 |
| Other operating income | 2.7 | 3.0 | -10.0 |
| Material costs | -25.2 | -23.3 | 8.2 |
| Personnel expenses | -22.5 | -21.6 | 4.2 |
| Depreciation of intangible assets, plant and equipment | -5.2 | -4.9 | 6.1 |
| Other operating expenses | -11.6 | -10.4 | 11.5 |
| **Profit before investment and financial result and taxes** | **10.6** | **11.2** | **-5.4** |
| Investment earnings and financial result | 0.8 | 0.7 | 14.3 |
| **Income from ordinary activities** | **11.4** | **11.9** | **-4.2** |
| Taxes on income and earnings and other taxes | -4.4 | -3.7 | 18.9 |
| **Net income** | **7.0** | **8.2** | **-14,6** |
| Third parties' share in profits | -0.1 | -0.0 | -100.0 |
| **Consolidated earnings** | **6.9** | **8.2** | **-15.9** |
| **DVFA-earnings per share** (in EUR) | **0.65** | **0.70** | **-7.1** |

# Consolidated Balance Sheet as at 30 June 2003

| **Assets** | **30.06.2003** EUR mn | **31.03.2003** EUR mn |
|---|---|---|
| **Fixed assets** | | |
| Intangible assets | 12.3 | 13.2 |
| Property, plant and equipment | 84.6 | 83.0 |
| Financial assets | 4.5 | 4.5 |
| | **101.4** | **100.7** |
| **Current assets** | | |
| Inventories | 56.2 | 43.7 |
| Accounts receivable and other assets | | |
| Trade accounts receivable | 50.0 | 58.9 |
| Accounts receivable from affiliated companies | 3.3 | 3.5 |
| Other assets | 4.6 | 3.4 |
| | 57.9 | 65.8 |
| Marketable securities | 65.1 | 65.5 |
| Liquid assets | 63.0 | 52.2 |
| | **242.2** | **227.2** |
| **Deferred charges and prepaid expenses** | **0.8** | **1.1** |
| | **344.4** | **329.0** |

| **Equity and liabilities** | **30.06.2003** EUR mn | **31.03.2003** EUR mn |
|---|---|---|
| **Shareholders´equity** | | |
| Subscribed capital | 26.0 | 26.0 |
| Capital surplus | 73.1 | 73.1 |
| Earnings reserves | 121.2 | 121.3 |
| Retained earnings | 28.2 | 21.0 |
| Other shareholders´equity | 1.3 | 1.2 |
| | **249.8** | **242.6** |
| **Special items from investment subsidies** | **2.1** | **2.1** |
| **Provisions** | | |
| Provisions for pensions and similar obligations | 12.3 | 12.2 |
| Other provisions | 30.5 | 29.3 |
| | **42.8** | **41.5** |
| **Liabilities** | | |
| Liabilities due to banks | 23.3 | 20.1 |
| Trade accounts payable | 17.4 | 14.1 |
| Notes | 1.8 | 1.4 |
| Accounts due to affiliated companies | 0.1 | 0.7 |
| Other liabilities | 7.1 | 6.5 |
| | **49.7** | **42.8** |
| Deferred expenses and accruals | **0.0** | **0.0** |
| | **344.4** | **329.0** |

## Cash Flow Statement of the Group
**First quarter 2003/04 (1 April to 30 June 2003)**

| | 2003/2004 EUR mn | 2002/2003 EUR mn |
|---|---|---|
| Net income (incl. shares in results by minority shareholders) | 7.0 | 8.2 |
| Depreciation on intangible fixed assets and tangible assets | 5.2 | 4.9 |
| Increase (prev. year decrease) in accruals | 1.3 | -0,5 |
| Other income/expenses not affecting cash flow | 0.0 | 0.0 |
| Profits from the disposal of intangible fixed assets and tangible assets | 0.0 | 0.0 |
| Profits from the disposal of securities in current assets | -0.4 | -1.9 |
| Increase (prev. year Decrease) in inventories, trade receivables as well as other assets not allocated to investment or financing activities | -4.3 | 9.0 |
| Increase (prev. year decrease) in liabilities arising from trade receivables and other liabilities not allocated to investment or financing activities | 3.7 | -4.6 |
| **Cash flow from current operating activities** | **12.5** | **15.1** |
| Deposits arising from the disposal of fixed assets | 0.0 | 0.6 |
| Payments for investments in fixed assets | -6.0 | -3.0 |
| Deposits arising from the disposal of intangible assets | 0.0 | 0.0 |
| Payments for investments in intangible assets | 0.0 | -0.2 |
| Deposits arising from the disposal of financial assets | 0.1 | 0.0 |
| Payments for investments in financial assets | 0.0 | 0.0 |
| Payments for acquisitions of consolidated companies | 0.0 | 0.0 |
| Deposits arising from financial assets as part of temporary financial management | 2.5 | 8.8 |
| Payments arising from financial assets as part of temporary financial management | 0.0 | 0.0 |
| **Cash flow from investment activities** | **-3.4** | **6.2** |
| Payments for dividends | 0.0 | 0.0 |
| Deposits arising from taking-up finance credits | 3.6 | 0.4 |
| Payments arising from finance credit amortization payments | -0.4 | -1.5 |
| **Cash flow arising from financing activities** | **3.2** | **-1.1** |
| **Changes in funds affecting cash flow** | **12.3** | **20.2** |
| Changes in funds not affecting cash flow | 0.1 | 0.2 |
| Changes in funds resulting from consolidated companies | 0.0 | 0.0 |
| Total funds at the beginning of the period | 111.8 | 93.4 |
| **Total funds at the end of the period** | **124.2** | **113.8** |

| Consolidated cash flow<br>**First quarter 2003/04 (1 April to 30 June 2003)** | **2003/04**<br>EUR mn | **2002/03**<br>EUR mn |
|---|---|---|
| Net income | 7.0 | 8.2 |
| Depreciation | 5.2 | 4.9 |
| Change in long-term accruals | 0.1 | 0.1 |
| | 12.3 | 13.2 |

| Group sales by division (distribution channels)<br>**First quarter 2003/04 (1 April to 30 June 2003)** | **2003/04**<br>EUR mn | **2002/03**<br>EUR mn |
|---|---|---|
| OEM | 46.8 | 43.8 |
| Aftermarket | 17.0 | 17.2 |
| General industry | 5.6 | 5.0 |
| | 69.4 | 66.0 |

Press Release

BERU

# BERU expands diesel business with Renault-Nissan



Contents: BERU expands diesel business with Renault-Nissan

Target group: Investors, business press

Ludwigsburg, September 2, 2003 --- **BERU AG is expanding its diesel business with French manufacturers. The Ludwigsburg-based automotive supplier will be the sole company to provide glow plugs for low-emission cold starts in the new generation of the 4-cylinder and 6-cylinder diesel engines from Renault and Nissan.**

Following BERU's expansion of its business relations with PSA in the spring of this year, the Ludwigsburg company will also supply greater quantities to Renault-Nissan as of 2005. Following the ramp-up of the new 4-cylinder aggregate, more than 2 million glow plugs are due to be manufactured for this engine type per annum.

French automobile manufacturers are amongst the driving forces behind the diesel boom that has been prevalent in Europe since the mid-90s, where over 42% of newly registered vehicles are now fitted with a diesel engine. The diesel share in Europe's largest automobile market, Germany, in 2002 was still below average at 39%.

The medium-sized company from Ludwigsburg generated more than 50% of its annual consolidated sales of EUR 303.1 million in the core business unit of Diesel Cold-start Technology. With a global market share of over 40%, BERU is amongst the leading manufacturers of glow plugs and diesel instant-start systems in both Europe and the USA.

Chairman of the Executive Board of BERU AG, Marco von Maltzan, sees the new order as confirmation of the niche policy the company has adopted: "Despite the launch of a number of new products in Electronics and Sensor Technology, Diesel Cold-start Technology remains the company's backbone. We are delighted that we have secured a greater share of business with Renault and that we will also be working more closely with Nissan, especially with regard to the future penetration of new diesel markets in the USA and Asia."

**For further information, please contact:**

**BERU Group**
**Corporate Communications/ Investor Relations**
Stephan Haas
Mörikestr. 155
71636 Ludwigsburg
Germany
Tel.: +49-(0)7141-132-246
Fax: +49-(0)7141-132-586
e-mail:
stephan.haas@beru.com

BERU

# BERU Annual General Meeting agrees to buy-back shares and confirms an unchanged dividend of EUR 1.10



Contents: Annual General Meeting 2003

Target group: Investors, Business press

Ludwigsburg, September 17, 2003 --- **The Annual General Meeting of the BERU AG on the business year 2002/03, held at the Ludwigsburg Forum, agreed to a dividend of EUR 1.10 per share and to appoint Mr. Heiner Rutt, the Director of the Carlyle Group Private Equity company, to the Supervisory Board of the BERU AG.**

## 75 % of Share Capital Represented at the AGM

With a record attendance of over 750 shareholders and guests, 74.7 % (75.2 %) of share capital was represented at the Annual General Meeting of the Ludwigsburg-based manufacturer of diesel cold-start technology and vehicle electronics. With this high degree of shareholder representation, BERU AG is again one of the best among German Annual General Meetings.

## Overwhelming Approval for the Management's Proposals

The meeting passed the proposal for the utilization of retained earnings and the discharging of the Executive and Supervisory Boards with 99.9 % and 99.1 % of the votes. The Bayerische Treuhandgesellschaft Aktiengesellschaft was again appointed the auditor for the 2003/04 business year.

## Authorization Given to Buy-Back Shares

Shareholders adopted the proposal to buy-back shares with almost 100 % of the votes. This authorizes the company to buy up to one million of its own shares. In addition, the Annual General Meeting also passed the control and profit transfer agreement entered into on 27 June 2003 between BERU AG and Hakatherm Elektronik Verwaltungs GmbH.

03 OCT 31 AM 7:21

## Heiner Rutt Elected to the BERU Supervisory Board

Following Anton Schneider's decision to leave the Supervisory Board on April 30, 2003, the proposal from the BERU AG's Supervisory Board to replace him with Heiner Rutt, the Director of the Carlyle Group was passed with 88.8 % of the votes. The proposal from Dr. Klaus-Georg Hengstberger to appoint Ulrich Ruetz, the former Chairman of the Executive Board who retired in March, to the Supervisory Board of the company, therefore failed to receive a majority.

The change to Section 10 of the Company's statutes concerning Supervisory Board remuneration was accepted by 99.3 % of the share capital present and can now be implemented by the company.

## Chairman von Maltzan Reaffirms the Objective for the Year

The Chairman of the Executive Board, Marco von Maltzan, looked back on a successful business year. Despite the difficult economic and industry environment, sales increased slightly to EUR 303.1 (303.1) million. EBIT increased by 6.8 % to EUR 53.3 (49.9) million while net income slipped to EUR 39.2 (42.4) million, primarily due to a higher tax burden. As to the current business year, Chairman von Maltzan confirmed the objective of a double-digit, up to 15 % increase in sales and the maintenance of an EBIT margin of at least 15 %.

**For further information, please contact:**

**BERU Group**
**Corporate Communications/ Investor Relations**
Stephan Haas
Mörikestr. 155
71636 Ludwigsburg
Germany
Tel.: +49-(0)7141-132-246
Fax: +49-(0)7141-132-586
e-mail: stephan.haas@beru.de

# BERU A.G.

## Index of Documents attached as Exhibit A to the Application for Exemption Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended

**Volume 1 of 2**

**A. FINANCIAL REPORTS**

1. Annual Report 2001/02
2. Annual Report 2002/03
3. Interim Report on the first half-year 2001/02
4. Report on the 1st quarter 2002/03
5. Report on the 1st half-year 2002/03
6. 9-months Report 2002/03
7. Report on the 1st quarter 2003/04

**B. INVITATIONS TO AGM**

1. Invitation to AGM 18 September 2002
2. Invitation to AGM 16 September 2003

**C. PRESS RELEASES BUSINESS YEAR 2002/03**

| | | |
|---|---|---|
| 1. | 16 May 2002 | BERU ends the year with profits up 28% |
| 2. | 29 May 2002 | BERU wins large contracts to Supply Diesel Cold-Start technology |
| 3. | 25 June 2002 | BERU increases dividends by 20% after a record year – large contract to supply diesel cold-start technology |
| 4. | 13 August 2002 | BERU grows Q1 sales and net income in difficult economic environment |
| 5. | 14 November 2002 | BERU: moderate sales growth in the first half year 2002/03 |
| 6. | 11 December 2002 | BERU starts share buyback |
| 7. | 12 December 2002 | BERU Group announces changes in Management Board |
| 8. | 17 January 2003 | BERU Group approved for Prime Standard Segment |
| 9. | 12 February 2003 | BERU AG in the new MDAX |
| 10. | 13 February 2003 | Diesel cold-start and growth in electronics keep BERU sales up |
| 11. | 20 February 2003 | Mercedes starts with BERU ISS |

| | | |
|---|---|---|
| 12 | 07 March 2003 | BERU monitors tire pressure for Mercedes-Benz commercial vehicles and Schmitz Cargobull |

**D. PRESS RELEASES BUSINESS YEAR 2003/04**

| | | |
|---|---|---|
| 1. | 01 April 2003 | Marco v. Maltzan now Chairman of the Managing Board of BERU AG |
| 2. | 15 May 2003 | BERU Group posts higher operating results despite weak car market |
| 3. | 12 June 2003 | BERU acquires Johnson Control spark plug division |
| 4. | 18 June 2003 | BERU monitors tire pressure for Audi |
| 5. | 24 June 2003 | Higher sales expected following acquisition – dividend of EUR 1.10 per share |
| 6. | 14 August 2003 | BERU increases sales by over 5% in the first quarter |
| 7. | 2 September 2003 | BERU expands diesel business with Renault-Nissan |
| 8. | 17 September 2003 | BERU Annual General Meeting agrees to buy-back shares and confirms unchanged dividend of EUR 1.10 |

# BERU A.G.

## Index of Documents attached as Exhibit A to the Application for Exemption Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended

### A. FINANCIAL REPORTS

1. Annual Report 2001/02
2. Annual Report 2002/03
3. Interim Report on the first half-year 2001/02
4. Report on the 1st quarter 2002/03
5. Report on the 1st half-year 2002/03
6. 9-months Report 2002/03
7. Report on the 1st quarter 2003/04

### B. INVITATIONS TO AGM

1. Invitation to AGM 18 September 2002
2. Invitation to AGM 16 September 2003

### C. PRESS RELEASES BUSINESS YEAR 2002/03

| | | |
|---|---|---|
| 1. | 16 May 2002 | BERU ends the year with profits up 28% |
| 2. | 29 May 2002 | BERU wins large contracts to Supply Diesel Cold-Start technology |
| 3. | 25 June 2002 | BERU increases dividends by 20% after a record year – large contract to supply diesel cold-start technology |
| 4. | 13 August 2002 | BERU grows Q1 sales and net income in difficult economic environment |
| 5. | 14 November 2002 | BERU: moderate sales growth in the first half year 2002/03 |
| 6. | 11 December 2002 | BERU starts share buyback |
| 7. | 12 December 2002 | BERU Group announces changes in Management Board |
| 8. | 17 January 2003 | BERU Group approved for Prime Standard Segment |
| 9. | 12 February 2003 | BERU AG in the new MDAX |
| 10. | 13 February 2003 | Diesel cold-start and growth in electronics keep BERU sales up |
| 11. | 20 February 2003 | Mercedes starts with BERU ISS |
| 12 | 07 March 2003 | BERU monitors tire pressure for Mercedes-Benz commercial vehicles and Schmitz Cargobull |

## D. PRESS RELEASES BUSINESS YEAR 2003/04

| | | |
|---|---|---|
| 1. | 01 April 2003 | Marco v. Maltzan now Chairman of the Managing Board of BERU AG |
| 2. | 15 May 2003 | BERU Group posts higher operating results despite weak car market |
| 3. | 12 June 2003 | BERU acquires Johnson Control spark plug division |
| 4. | 18 June 2003 | BERU monitors tire pressure for Audi |
| 5. | 24 June 2003 | Higher sales expected following acquisition – dividend of EUR 1.10 per share |
| 6. | 14 August 2003 | BERU increases sales by over 5% in the first quarter |
| 7. | 2 September 2003 | BERU expands diesel business with Renault-Nissan |
| 8. | 17 September 2003 | BERU Annual General Meeting agrees to buy-back shares and confirms unchanged dividend of EUR 1.10 |

# Report on the 1st Quarter 2002/03



**Sales revenues**

**in EUR million**


67
66
65
64
63
62
61
65.0
66.0
1st quarter 2001/02
1st quarter 2002/03

In the first three months of the 2002/03 business year (1 April to 30 June 2002), the BERU Group in Ludwigsburg/Germany increased sales by 1.5% from EUR 65.0 to 66.0 million. After-tax profits rose by 12.3% to EUR 8.2 (7.3) million. BERU succeeded in increasing sales of electronic tire pressure monitoring systems by 116.7% to EUR 3.9 million. Tire pressure monitoring is part of the company's Electronics and Sensors business area which recorded the strongest growth of 31.0% to EUR 13.1 (10.0) million. At EUR 0.70 (0.67), earnings per share (adjusted for one-offs, according to DVFA/SG standards) were 4.5% up on the previous year's level.

#### Group sales increase in spite of industry weakness

In the first three months of the 2002/03 business year, BERU increased sales by 1.5% against a background of global industry weakness. Sales increased from EUR 65.0 million to EUR 66.0 million. Even though US automobile production is currently running at a comparatively high level, registrations in the light vehicles segment (cars and light trucks) fell by 3.2%. Western Europe experienced a real slump in the first half year. Compared to the previous year, 4.5% fewer new vehicles were registered. In June the shortfall was as high as 8%. In Germany, BERU's most important domestic market, new car registrations were down 4.0%. Car production in the first five months of the year was down 11.0%, similar to the recession year of 1994. Even Asia could not report any dynamic trends. In Japan, the market weakened by 5.8% and in Korea car sales fell by 11.5% in June. A strike lasting several weeks at Hyundai in Korea further burdened BERU's business in both the diesel and petrol areas, and sales in that region were EUR 1.7 million down on last year.

#### Diesel growth remains the most important pillar

Diesel remains the most important pillar of growth in the Group. While the overall automobile market in Germany and Europe shrank by more than 4%, sales of diesel-powered cars continued to increase. In Germany, the drop in car production was so high from January to May at 11.0% that the increased share of diesels from 33.4% in the previous year to 36.8% could not generate any growth in diesel car registrations. In June, new diesel car registrations in Germany recovered and increased by 16.2% compared to the 1.9% increase in petrol-powered cars. England has experienced a real diesel boom. The registration of new diesels increased by more than 50% since the beginning of the year. The DRI-WEFA Institute forecasts that the share of diesels in Western Europe could reach 40% already this year if fuel prices remain high.

In its core business field and most important area in terms of sales, namely Diesel Cold-start Technology, BERU increased its sales by 1.5% to EUR 33.2 (32.7) million. On the OEM side, BERU increased diesel cold-start sales by more than 9%. Declines in water heater plugs for car interior heating which are due to be phased out this year as well as continuing weakness in the commercial vehicle business thwarted higher growth. Electronic PTC auxiliary heating systems from BERU AG will replace water heater plugs in the future and together with the diesel instant start system will be fitted to Europe's largest platform, the VW Golf platform from the

fourth quarter on. In the USA and Asia, sales were weaker due to market conditions and in Korea a long strike at the Hyundai Motor Corporation burdened sales. In the USA, there are some clear signs that a number of manufacturers are preparing for an increase in the share of diesel-powered cars in North America. While DaimlerChrysler has already announced plans to launch the E-Class with a diesel engine, VW is considering introducing diesel versions of its new Touareg and other models at the same time as promoting its diesel models. Apart from announcing the introduction of the Ford Focus with a diesel engine, Ford will launch a new series of V-6 and V-8 engines on the US market and DaimlerChrysler is planning to offer a diesel version of the Dodge Ram with an engine from the Mercedes Sprinter. US legislation requiring diesel fuel to be low-sulphur by 2005 has created the framework to reduce diesel engine emissions markedly in the USA.

**Difficult times for Ignition Technology**

The company's Ignition Technology sector for petrol engines was hit by global weakness in the automobile industry, and sector sales fell by 11.7% to EUR 19.7 (22.3) million. Apart from the strike-related decline in Korea, sales of ignition connectors also dropped. Aftermarket sales allowed BERU to largely match last year's spark plug business. With new supply contracts for advanced ignition coils for Renault coming on stream, sales of ignition coils are due to rise again towards the end of the third quarter.

**31% growth in the Electronics and Sensors business area**

The business area of Electronics and Sensors recorded the strongest growth. This was assisted by a hefty pick-up in tire pressure monitoring sales and a 23% increase in sensors and electronic control units. BERU increased sales in this area by 31% to EUR 13.1 (10.0) million. The company is also expecting this business area to expand in the future and it accounted for 19.8 (15.4)% of total Group sales.

**Tire pressure monitoring expanding rapidly**

In the area of electronic tire pressure monitoring, BERU increased first-quarter sales by 116.7% to EUR 3.9 (1.8) million. Interestingly, the planned legislative requirement to fit tire pressure monitoring systems in the USA from November 2003 on has also led to increasing fitting rates by BERU customers in Europe.
At present, BERU AG supplies the Tire Safety System (TSS) to Porsche, BMW, Audi, VW, Bentley, Ferrari, Land Rover and DaimlerChrysler. In the future, BERU will predominantely concentrate on the European market and German manufacturers with whom the specifications of the tire pressure monitoring system were developed. With a new, modular system design, BERU will be able to match the parameters of tire pressure monitoring systems to customer requirements and to offer cost-effective combinations of Keyless Start/Keyless Go systems with the TSS also in Europe. BERU will continue to bid for business in the North American market if the tenders involve higher-value platforms and greater technological sophistication. The management will intensify efforts to expand business in this area and expects further profitable growth in tire pressure monitoring in the years to come.

**Operating profit and pre-tax profit**
**in EUR million**


15
10
10.2
11.2*
11.3
11.9*
Operating profit
Pre-tax profit
1st quarter 2001/02
1st quarter 2002/03

**Net income**
**in EUR million**


10
9
8
7
6
7.3
8.2*
1st quarter 2001/02
1st quarter 2002/03

**Cash flow**
**in EUR million**


15
14
13
12
11
12.0
13.2
1st quarter 2001/02
1st quarter 2002/03

* incl. one-off tax-free income from sale of shares

**Orders up on last year**

In spite of the negative industry climate, the value of BERU's order book in the first quarter increased by 13.1% from EUR 61.3 million to EUR 69.3 million. The value of orders on hand in the Group fell by 0.9% from EUR 137.8 million to EUR 136.5 million.

**Number of employees down**

Compared to the beginning of the business year, the number of employees in the BERU Group fell from 2,256 to 2,213. However, the figure was clearly up on the 2,083 people employed in the last first quarter. This resulted from personnel reductions which were part of restructuring measures at the REMIX Group Electronics Rt., Tiszakécske, Hungary, and BERU Korea Co. Ltd., Chungju City, Korea subsidiaries, and the continuing automation of manufacturing processes at these two facilities. Compared to the last first quarter, personnel expenses increased to 32.7 (30.6)%. This already includes the one-off lump-sum payment due in June which formed part of the 2002 pay negotiations in Germany and which contributed to increasing personnel costs.

**Cost of materials noticeably down**

In spite of increased sales in the generally cost of materials-intensive area of electronics and sensors, the overall cost of materials dropped from 39.2% to 35.3%. Other operating expenses as a proportion of Group sales also dropped slightly from 16.3% to 15.8%. High capital expenditure for capacity increases and expansion in the electronics and sensors sector in previous years caused depreciation to increase from EUR 4.7 to 4.9 million. The depreciation rate increased from 7.2% to 7.4%.

**EBIT margin again over 15%**

In spite of the continuing cost of research and development in the areas of electronics and sensors and persisting burdens resulting from restructuring measures at F1 Harness Systems Ltd., Diss, Great Britain, and REMIX succeeded in maintaining its EBIT margin at the high level of 15.2 (15.7)%. EBIT totalled EUR 10.0 (10.2) million. The operating margin including the EUR 1.2 million tax-free capital gain from the divestment of shares of the US company Impco Technologies, Inc., Cerritos, reached 17.0%. The operating result increased by 9.8% to EUR 11.2 million after totalling EUR 10.2 million in the year before.

**Net income up by 12%**

The sharp fall in interest rate levels as well as the necessity to have cash available for acquisition projects resulted in investment earnings and financial result contracting by 36.4% to EUR 0.7 (1.1) million. Profits before taxes were 5.3% up on last year and the pre-tax earnings totalled EUR 11.9 (11.3) million. First-three-month net income was up 12.3% to EUR 8.2 (7.3) million. Earnings per share adjusted for one-offs and extraordinary effects increased by 4.5% to EUR 0.70 after EUR 0.67 last year.

**DVFA/SG earnings per share**

**in EUR**



0.75
0.7
0.65
0.6
0.55
0.67
0.70
1st quarter 2001/02
1st quarter 2002/03


**Net cash position/cash position**

**in EUR million**



120
110
100
90
80
84.4
99.2
107.2
120.9
Net cash position
Cash position


■ 31.3.2002

■ 30.6.2002

**Cash flow up 10%**

The financing strength and operating performance of the company is reflected in its cash flow which increased by 10% from EUR 12.0 million to EUR 13.2 million. Operating free cash flow in the first quarter totalled EUR 8.8 million. Liquid assets and marketable securities in current assets increased by a further 12.8% in the first quarter from EUR 107.2 million to EUR 120.9 million and represents 38.4% of the balance sheet total. The net financial position of the Group increased by 17.5% from EUR 84.4 million to EUR 99.2 million.

**Outlook**

BERU expects market conditions to remain difficult. The management expects organic growth will maintain sales at last year's level or even generate a moderate increase and profits to develop similarly once adjusted for one-off effects. According to BERU's CEO and Chairman, Ulrich Ruetz, "We are currently operating in a particularly difficult economic environment. Along with continuing growth in diesel business, BERU will generate sales with PTC auxiliary heating and diesel instant start systems scheduled to be fitted to the new Golf platform in the fourth quarter and from the start-up of ignition coil production for Renault. In Europe, we expect to sell twice as many tire pressure monitoring systems as last year. At the same time, we are intensifying our efforts to reduce costs as part of our efficiency programme and to achieve break even with less than 200,000 systems".

# Consolidated balance sheet

**of BERU Aktiengesellschaft, Ludwigsburg as at 30 June 2002**

| **Assets**<br>in EUR million | 30.6.2002 | 31.3.2002 |
|---|---|---|
| **Fixed assets** | | |
| Intangible assets | 15.7 | 16.4 |
| Property, plant and equipment | 70.8 | 72.5 |
| Financial assets | 3.9 | 3.9 |
| | **90.4** | **92.8** |
| **Current assets** | | |
| Inventories | 52.5 | 44.8 |
| Accounts receivable and other assets | | |
| Trade accounts receivable | 42.3 | 55.5 |
| Accounts receivable from affiliated companies | 3.2 | 3.7 |
| Other assets | 4.9 | 7.9 |
| | **50.4** | **67.1** |
| Marketable securities | 88.5 | 80.2 |
| Liquid assets | 32.4 | 27.0 |
| | **223.8** | **219.1** |
| **Deferred charges and prepaid expenses** | **0.8** | **0.9** |
| | **315.0** | **312.8** |

# Consolidated balance sheet

**of BERU Aktiengesellschaft, Ludwigsburg as at 30 June 2002**

**Equity and liabilities**

| in EUR million | 30.6.2002 | 31.3.2002 |
|---|---|---|
| **Shareholders' equity** | | |
| Subscribed capital | 26.0 | 26.0 |
| Capital surplus | 73.1 | 73.1 |
| Earnings reserves | 94.0 | 94.7 |
| Retained earnings | 30.5 | 21.3 |
| Other shareholders' equity | 2.1 | 2.2 |
| | **225.7** | **217.3** |
| **Special items from investment subsidies** | **2.3** | **2.3** |
| **Provisions** | | |
| Provisions for pensions and similar obligations | 11.3 | 11.2 |
| Other provisions | 33.3 | 33.9 |
| | **44.6** | **45.1** |
| **Liabilities** | | |
| Liabilities due to banks | 21.7 | 22.8 |
| Trade accounts payable | 12.4 | 16.1 |
| Notes | 2.6 | 1.4 |
| Accounts due to affiliated companies | 0.2 | 0.4 |
| Other liabilities | 5.3 | 7.3 |
| | **42.2** | **48.0** |
| **Deferred expenses and accruals** | **0.2** | **0.1** |
| | **315.0** | **312.8** |

# Consolidated profit and loss account

**of BERU Aktiengesellschaft, Ludwigsburg for the period from 1 April to 30 June 2002**

| in EUR million | 2002/03 | 2001/02 | Change |
|---|---|---|---|
| Sales | 66.0 | 65.0 | 1.5% |
| Change in inventory of finished products and work in process | 2.3 | 3.8 | – 39.5% |
| Other capitalised own work | 0.1 | 0.1 | 0.0% |
| Other operating income | 3.0 | 2.0 | 50.0% |
| | **71.4** | **70.9** | **0.7%** |
| Material costs | – 23.3 | – 25.5 | – 8.6% |
| Personnel expenses | – 21.6 | – 19.9 | 8.5% |
| Depreciation of intangible assets, plant and equipment | – 4.9 | – 4.7 | 4.3% |
| Other operating expenses | – 10.4 | – 10.6 | – 1.9% |
| **Profit before investment and financial result and taxes** | **11.2** | **10.2** | **9.8%** |
| Income from loans from financial assets | – | – | 0.0% |
| Income from associated companies | – | – | 0.0% |
| Other interest and similar income | 1.0 | 1.3 | – 23.1% |
| Depreciation on securities in current assets | – | – | 0.0% |
| Interest and similar expenses | – 0.3 | – 0.2 | 50.0% |
| **Investment earnings and financial result** | **0.7** | **1.1** | **– 36.4%** |
| **Income from ordinary activities** | **11.9** | **11.3** | **5.3%** |
| Taxes on income and earnings | – 3.6 | – 3.9 | – 7.7% |
| Other taxes | – 0.1 | – 0.1 | 0.0% |
| **Net income** | **8.2** | **7.3** | **12.3%** |
| Third parties share in profits | 0.0 | 0.0 | 0.0% |
| **Consolidated earnings** | **8.2** | **7.3** | **12.3%** |
| DVFA earnings per share (in EUR) | 0.70 | 0.67 | 4.5% |

# Cash flow statement of the Group

**of BERU Aktiengesellschaft, Ludwigsburg for the period from 1 April to 30 June 2002**

| In EUR million | 2002/03 | 2001/02 |
|---|---|---|
| Net income (including shares in results by minority shareholders) | 8.2 | 7.3 |
| Depreciation of intangible fixed assets and tangible assets | 4.9 | 4.7 |
| Decrease in accruals | – 0.5 | – 1.4 |
| Other income/expenses not affecting cash flow | 0.0 | – 0.2 |
| Profits from the disposal of intangible fixed assets and tangible assets | 0.0 | – 0.7 |
| Profits from the disposal of securities in current assets | – 1.9 | 0.0 |
| Decrease (previous year increase) in inventories, trade receivables as well as other assets not allocated to investment or financing activities | 9.0 | – 1.4 |
| Decrease (previous year increase) in liabilities arising from trade receivables as well as other liabilities not allocated to investment or financing activities | – 4.6 | 2.9 |
| **Cash flow from current operating activities** | **15.1** | **11.2** |
| Deposits arising from the disposal of fixed assets | 0.6 | 0.0 |
| Payments for investments in fixed assets | – 3.0 | – 2.3 |
| Deposits arising from the disposal of intangible assets | 0.0 | 0.0 |
| Payments for investments in intangible assets | – 0.2 | 0.0 |
| Deposits arising from the disposal of financial assets | 0.0 | 1.7 |
| Payments for investments in financial assets | 0.0 | – 0.6 |
| Payments for the acquisition of consolidated companies | 0.0 | – 0.4 |
| Deposits arising from financial assets as part of temporary financial management | 8.8 | 2.0 |
| Payments arising from financial assets as part of temporary financial management | 0.0 | 0.0 |
| **Cash flow from investment activities** | **6.2** | **0.4** |
| Payments for dividends | 0.0 | 0.0 |
| Deposits arising from taking up finance credits | 0.4 | 0.8 |
| Payments arising from finance credit amortisation payments | – 1.5 | – 0.6 |
| **Cash flow from financing activities** | **– 1.1** | **0.2** |
| Changes in funds affecting cash flow | 20.2 | 11.8 |
| Changes in funds not affecting cash flow | 0.2 | 0.0 |
| Changes in funds resulting from consolidated companies | 0.0 | 0.0 |
| Total funds at the beginning of the period | 93.4 | 67.1 |
| **Total funds at the end of the period** | **113.8** | **78.9** |

# Group cash flow

**of BERU Aktiengesellschaft, Ludwigsburg for the period from 1 April to 30 June 2002**

| in EUR million | 2002/03 | 2001/02 | Change |
|---|---|---|---|
| Net income | 8.2 | 7.3 | 12.3% |
| Depreciation | 4.9 | 4.7 | 4.3% |
| Change in long-term accruals | 0.1 | 0.0 | 100.0% |
| | **13.2** | **12.0** | **10.0%** |

# Group sales by division (distribution channels)

**of BERU Aktiengesellschaft, Ludwigsburg for the period from 1 April to 30 June 2002**

| in EUR million | 2002/03 | 2001/02 |
|---|---|---|
| OEM | 43.8 | 42.1 |
| Aftermarket | 17.2 | 19.1 |
| General industry | 5.0 | 3.8 |
| | **66.0** | **65.0** |

# Financial Dates 2002/03

| | |
|---|---|
| 2002 Annual General Meeting | 18 September 2002 |
| Interim report on the 1st half year 2002/03 | 14 November 2002 |
| Report on the 3rd quarter 2002/03 | 13 February 2003 |
| Preliminary report on the 2002/03 financial year | 15 May 2003 |
| Balance sheet press conference on the 2002/03 financial year | 25 June 2003 |
| DVFA analysts conference | 26 June 2003 |
| Report on the 1st quarter 2003/04 | 14 August 2003 |
| 2003 Annual General Meeting | 16 September 2003 |
| Interim report on the 1st half year 2003/04 | 13 November 2003 |

BERU Aktiengesellschaft
Corporate Communications/Investor Relations
Mörikestraße 155
71636 Ludwigsburg
Germany
Phone: ++49-71 41-132 246
Fax: ++49-71 41-132 586
www.beru.com